   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 1998


                                                      REGISTRATION NO. 333-65569
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 PRE-EFFECTIVE

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             MARKETWATCH.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           7375                          94-3315360
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                               825 BATTERY STREET
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 733-0500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               J. PETER BARDWICK
                            CHIEF FINANCIAL OFFICER
                             MARKETWATCH.COM, INC.
                               825 BATTERY STREET
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 733-0500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             MARK C. STEVENS, ESQ.                            SCOTT C. DETTMER, ESQ.
            JEFFREY R. VETTER, ESQ.                            BROOKS STOUGH, ESQ.
             SAYRE E. STEVICK, ESQ.                          WILLIAM A. HOLMES, ESQ.
               FENWICK & WEST LLP                              DAVID W. KLING, ESQ.
              TWO PALO ALTO SQUARE                     GUNDERSON DETTMER STOUGH VILLENEUVE
          PALO ALTO, CALIFORNIA 94306                       FRANKLIN & HACHIGIAN, LLP
                 (650) 494-0600                               155 CONSTITUTION DRIVE
                                                               MENLO PARK, CA 94025
                                                                  (650) 321-2400

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                           SUBJECT TO COMPLETION
                                                               DECEMBER 21, 1998

                                2,750,000 SHARES

                                      LOGO

                                  COMMON STOCK
                               ------------------

This is the initial public offering of MarketWatch.com, Inc. and we are offering 2,750,000 shares of our common stock. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

We have applied to list the common stock on the Nasdaq National Market under the symbol "MKTW."

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                                               PER SHARE         TOTAL
Public Offering Price.....................................  $                 $
Underwriting Discounts and Commissions....................  $                 $
Proceeds to MarketWatch.com...............................  $                 $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MarketWatch.com has granted the underwriters the right to purchase up to 412,500 additional shares to cover any over-allotments.

                          JOINT BOOK-RUNNING MANAGERS

                  BT ALEX. BROWN                                     DONALDSON, LUFKIN & JENRETTE
------------------------------------------------------------------------------------------------------------------
               SALOMON SMITH BARNEY                                          FAC/EQUITIES

            The undersigned are facilitating Internet distribution.

               WIT CAPITAL CORPORATION              DLJDIRECT INC.
                                as e-Manager

                                           , 1999

                                     [ART]

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and Financial Statements and notes thereto appearing elsewhere in this Prospectus.

     This Prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this Prospectus contain a discussion of some of the factors that could contribute to these differences.

                                MARKETWATCH.COM

     OUR BUSINESS

     We are a leading Web-based provider of comprehensive, real-time business news, financial programming and analytic tools. Our CBS.MarketWatch.com Web site also offers several tiers of paid subscription products, personal finance commentary and data, community features and other services designed to provide a "one-stop-shop" for our audience's financial information needs. We carefully design and regularly update our Web site to provide well-organized, relevant and clear programming. Our staff of over 40 professional journalists, including freelance journalists, creates in-depth, up-to-the-minute business and financial commentary and analysis throughout the trading day and our correspondents often appear on CBS Television and CBS Radio News. We have important strategic relationships with our principal stockholders Data Broadcasting Corporation, or DBC, and CBS Broadcasting Inc., or CBS. Our goal is to create the preeminent brand for real-time business news and financial programming on the Web. We believe our focus on original and authoritative content and our access to a national media audience through our CBS relationship will help us achieve this goal. In October 1998, our Web site attracted nearly 2.2 million visitors, who generated more than 48 million page views, as compared with approximately 785,000 visitors, who generated approximately 40 million page views in March 1998. Our visitor information was based on information provided to us by Doubleclick, Inc., the company which delivers ads on our Web site and measures and tracks our users.

     OUR MARKET OPPORTUNITY

     The Web has rapidly become a significant global medium, allowing content providers to deliver information and programming in a manner not possible in traditional broadcast and print media. Demand for comprehensive business information and financial programming and the volume of online securities trading have increased significantly. Traditional print media such as newspapers and magazines cannot offer real-time data and information, and broadcasters are limited in the depth and availability of their content. Not bound by these limitations, we are well-positioned to exploit the significant market opportunity that exists for a real-time business news, financial programming and analytic tools provider.

     OUR STRATEGY

     Our strategy to exploit our market opportunity includes the following:

        - Build traffic and audience loyalty;

        - Deliver original, authoritative and timely programming with high editorial value;

        - Leverage CBS's name recognition and resources;

        - Maximize the use of DBC's data and analytic tools;

        - Build and capitalize on the attractive demographics of our audience;
          and

        - Pursue additional revenue streams.

     OUR CUSTOMERS

     We believe our Web site draws users who represent an attractive demographic group for companies that advertise and conduct business over the Internet. Since introducing our CBS.MarketWatch.com Web site, we have successfully attracted more than 100 advertisers across a broad range of industries, beginning with advertisers in the financial services and technology industries and more recently in the automotive, travel and consumer retailing industries.

     OUR HISTORY

     We were formed in October 1997 as a joint venture 50% owned by each of CBS and DBC. CBS licensed its name, logo and certain news content for use in connection with the CBS.MarketWatch.com Web site. When this joint venture was formed, CBS and DBC agreed that their contributions would be treated as having equal value. CBS initially licensed us the right to use its name, logo and news content for a period of five years in exchange for a royalty of approximately 30% of our banner advertising revenue. It also separately agreed to provide us with $50 million in rate card promotion and advertising. Immediately prior to the closing of this offering, CBS has agreed to amend the license to extend the term through October 2005, to provide us with $30 million in rate card promotion and advertising from October 1997 through October 2002 and to amend the royalty rate to be paid by us from 30% of banner advertising revenues to 6 to 8% of gross revenues, subject to certain limitations. DBC contributed certain assets related to our predecessor business, that it formed in October 1995, and agreed to provide our initial funding. Under a services agreement, DBC agreed to provide ongoing services, including hosting our Web site through October 2005. Immediately prior to the closing of this offering, this services agreement will be amended to provide for an eight-year term and to add other provisions relating to system performance and hardware. Our address is 825 Battery Street, San Francisco, California, 94111 and our telephone number is (415) 733-0500.

                            ------------------------

     The information on our Web site is not a part of this Prospectus.

     MarketWatch, the MarketWatch logo, MarketWatch Live and MarketWatch RT are some of our service marks. The CBS name and the "Eye" design are registered trademarks of CBS. This Prospectus also includes trademarks and trade names of other companies.

                                  THE OFFERING

Common Stock offered by MarketWatch.com...     2,750,000 shares

Common Stock to be outstanding after the
offering..................................    11,750,000 shares(1)

Use of proceeds...........................    Repayment of debt and general
                                              corporate purposes, including
                                              working capital. See "Use of
                                              Proceeds."

Proposed Nasdaq National Market symbol....    MKTW

                             SUMMARY FINANCIAL DATA

     The following table summarizes the financial data for our business and the predecessor business of DBC and the share information gives effect to the conversion of our business from a limited liability company into a corporation at the beginning of each period indicated. See the MarketWatch.com and DBC Online/News Business Financial Statements included elsewhere in this Prospectus.

                                    DBC ONLINE/NEWS
                                 PREDECESSOR BUSINESS                                MARKETWATCH.COM
                       -----------------------------------------   ---------------------------------------------------
                        INCEPTION                                   INCEPTION
                       (OCTOBER 1,                   JANUARY 1,      (OCTOBER
                          1995)                         1997        29, 1997)                QUARTER ENDED
                         THROUGH       YEAR ENDED      THROUGH       THROUGH      ------------------------------------
                       DECEMBER 31,   DECEMBER 31,   OCTOBER 28,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                           1995           1996          1997           1997         1998        1998         1998
                       ------------   ------------   -----------   ------------   ---------   --------   -------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF
  OPERATIONS DATA:
  Net revenues         --$.......       $   607        $ 1,172       $   630       $ 1,176    $ 1,519       $ 1,799
  Gross profit         --.......            156            512           482           896        847           926
  Operating loss            (236)..      (1,867)        (1,383)          (81)       (1,749)    (2,808)       (3,537)
  Net loss                  (147)..      (1,172)          (943)          (81)       (1,756)    (2,822)       (3,591)
  Basic and diluted
    net loss per
    share              .........                                     $ (0.01)      $ (0.20)   $ (0.31)      $ (0.40)
  Shares used to
    compute basic and
    diluted net loss
    per share          .........                                       9,000         9,000      9,000         9,000

     The following table indicates a summary of our balance sheet at September 30, 1998, which has been adjusted to reflect the sale of the 2,750,000 shares of Common Stock at an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                                                  SEPTEMBER 30, 1998
                                                              ---------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              ---------    --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash......................................................   $    65        $23,769
  Working capital (deficit).................................    (3,894)        22,838
  Total assets..............................................     2,966         26,670
  Advances from DBC.........................................     3,028             --
  Total stockholders' equity (deficit)......................    (2,054)        24,678

---------------
(1) Based on the number of shares actually outstanding as of September 30, 1998. Excludes a total of 1,500,000 shares subject to outstanding options or reserved for issuance under our 1998 Equity Incentive Plan and Directors Stock Option Plan.
                            ------------------------

     Unless otherwise specifically stated, information throughout this Prospectus (i) does not take into account the exercise of the Underwriters' over-allotment option, and (ii) gives effect to the conversion of our business form into a corporation, and the conversion of each 0.01% membership interest of the liability company into 1,000 shares of Common Stock, which will occur immediately prior to the closing of this offering.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this Prospectus before deciding to invest in shares of our Common Stock.

RISKS RELATED TO OUR RELATIONSHIP WITH CBS AND DBC

  CONTROL BY CBS AND DBC

     After this offering, CBS and DBC each will own approximately 38% of our outstanding Common Stock. CBS and DBC will have certain rights to have representatives on our Board of Directors generally based upon the percentage of our voting securities which they hold. Initially, they will each have three representatives. If we issue voting securities, or securities convertible into or exchangeable for voting securities in the future, subject to certain limitations, CBS and DBC will each have the right to purchase securities from us so they can maintain their percentage ownership. In addition, if either CBS or DBC desires to transfer any shares of Common Stock held by it, the other party has a right of first refusal to purchase all or a portion of those shares, subject to certain exceptions. As a result of their share ownership and the other rights described in this Prospectus, CBS and DBC collectively will be able to control our management and affairs, elect a majority of our Board of Directors and approve significant corporate transactions. This concentration of ownership and other rights could also delay or prevent a change in control. See "Certain Transactions," "Principal Stockholders" and "Description of Capital Stock."

     If a competitor of CBS directly or indirectly acquires more than 30% of the voting power of DBC or substantially all of DBC's assets at a time when DBC beneficially owns at least 10% of our outstanding common stock, CBS may within 45 days either:

     - purchase all of our securities held by DBC; or

     - require DBC to place these securities in a trust which would then dispose of the securities with a view to maximizing the sale price while disposing of such shares as promptly as reasonably practicable.

     DBC would forfeit its Board representation in either event. We cannot predict which option, if any, CBS would elect in such an event. Although DBC has advised us that it has no present plans or intentions to effect such a transaction, DBC could effect such a transaction at any time in the future. See "Description of Capital Stock -- Rights of First Refusal."

  DEPENDENCE ON CBS RELATIONSHIP

     We license the CBS logo, name and certain news content from CBS. The CBS logo and name are critical to our marketing and brand building activities. We would need to change the name of our Web site and devote substantial resources towards building a new brand name if our agreement with CBS were terminated or not renewed. This agreement also has a number of risks associated with it. CBS can require us to remove any content on our Web site which it determines conflicts with, interferes with or is detrimental to its reputation or business or for certain other reasons. We are also required to conform to CBS's guidelines for the use of its trademarks. CBS has the right to approve all materials, such as marketing materials, that include any CBS trademarks. CBS also has control over the visual and editorial presentation of its television news content on our Web site. Because of these restrictions, we may not be able to perform our desired marketing activities.

     Our license agreement with CBS will expire on October 29, 2005, and CBS will have no obligation to renew it. CBS will also have the right to terminate this agreement if:

     - we breach a material term or condition of the agreement;

     - we become insolvent or subject to bankruptcy or similar proceedings;

     - a competitor of CBS acquires 15% or more of our voting power;

     - we issue voting securities to, or actively participate in the acquisition of our voting power by, a CBS competitor which results in such competitor directly or indirectly owning 9% or more of our voting power; or

     - we discontinue using the MarketWatch trademark and do not establish a substitute mark acceptable to CBS.

If our agreement with CBS is terminated prior to the end of its term, our business could be adversely affected.

     CBS has agreed, subject to certain limitations, to provide us an aggregate rate card amount of $30 million of advertising and on-air promotions during the period from October 29, 1997 through October 29, 2002. However, the timing and placement of these advertisements and promotions are subject to CBS's discretion. CBS could discontinue promoting us in the manner that it currently does. CBS also makes no guarantees to us as to the demographic composition or size of the audience that views these advertisements or promotions. This advertising and on-air promotion, as well as our association with the CBS brand, are important elements of our strategy to increase our brand awareness. This obligation will terminate if our license agreement terminates.

     We may not be able to continue to attract a sufficient amount of user traffic and advertisers to our Web site without the CBS name and logo or promotion from CBS. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategic Relationships," "Certain Transactions" and Note 7 of Notes to MarketWatch.com Financial Statements.

  DEPENDENCE ON DBC RELATIONSHIP

     DBC has provided us with substantially all of our cash funding to date and has accounted for a substantial portion of our revenues. DBC also currently provides us with Web site hosting services, software programming assistance, data feeds, communications lines, and related facilities, network operations and Web site management services as well as certain administrative, engineering and human resources services. If DBC fails to provide these services satisfactorily, we would be required to perform these services ourselves or obtain these services from another provider. Replacing these services could cause us to incur additional costs. We may not be able to replace these services on commercially reasonable terms or if we choose to perform these services ourself, we may not be able to perform them adequately. During any such transition, our services could be disrupted for an indefinite period of time and, as a result, we could lose a substantial number of users and advertisers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and Note 7 of Notes to MarketWatch.com Financial Statements.

  POTENTIAL COMPETITION FROM CBS AND DBC

     Although our agreements with CBS and DBC contain certain limited non-competition provisions, these provisions have certain exceptions and are not exclusive relationships. For example:

     - CBS could license its name and logo to other Web sites or Internet services that deliver general news, sports or entertainment. These sites or services could also offer financial news, so long as delivering comprehensive stock quotes and financial news to consumers in the English language is not their primary function and their principal theme and format;

     - DBC may provide hosting services to other Web sites;

     - DBC could also establish an advertising-supported Web site that does not have as its primary function and its principal theme and format the delivery of financial news and stock quotes;

     - CBS or DBC could license its content to other Web sites or Internet services; or

     - CBS or DBC could make certain investments in other Web sites or Internet services.

     Any of these could adversely affect us. For example, these sites or services could compete with us or CBS and DBC might promote these other services more actively than they promote our Web site. See "Business -- Strategic Relationships" and "Certain Transactions."

RISKS RELATED TO OUR BUSINESS

  POTENTIAL FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS; UNPREDICTABILITY OF FUTURE REVENUE; EXPECTED FUTURE LOSSES; SEASONALITY

     Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

     - the early stage of our development, particularly given that we did not become a separate legal entity until October 1997;

     - the level of Web usage;

     - traffic levels on our Web site, which can fluctuate significantly as a result of business and financial news events;

     - the demand for advertising on our Web site as well as on the Web in general;

     - changes in rates paid for Web advertising resulting from competition or other factors;

     - our ability to enter into or renew key agreements such as our recent agreement with Yahoo!;

     - the amount and timing of our costs related to our marketing efforts or other initiatives;

     - fees we may pay for distribution or content agreements or other costs we incur as we expand our operations;

     - new services introduced by us or our competitors;

     - competitive factors;

     - technical difficulties or system downtime affecting the Web generally or the operation of our Web site; or

     - economic conditions specific to the Web as well as general economic conditions.

     Therefore, our operating results for any particular quarter may not be indicative of future operating results.

     We expect that over time our revenues will come from a mix of advertising, content licensing, e-commerce relationships and subscription service fees. However, we expect to be substantially dependent on advertising revenues for the foreseeable future. Therefore, our quarterly revenues and operating results are likely to be particularly affected by the level of our advertising revenue in each quarter. Our operating expenses are based on our expectations of our future revenues and are relatively fixed in the short term. If we have lower revenues, particularly advertising revenues, than we expect, we may not be able to quickly reduce our spending in response. Our cost structure could also change dramatically as we increasingly operate independently from DBC. If we continue to rely on DBC for the services described under "-- Dependence on DBC Relationship," we will be required to reimburse DBC for its costs in providing the services. We will have little control over the amount of these costs, which could be substantial. In addition, we intend to significantly increase our operating expenses to grow our business. Any shortfall in our revenues would have a direct impact on our operating results for a particular quarter and these fluctuations could affect the market price of our Common Stock in a manner unrelated to our long-term operating performance.

     We have incurred operating losses in each fiscal quarter since we were formed. We expect operating losses and negative cash flows to continue for the foreseeable future as we intend to significantly increase our operating expenses to grow our business.

     We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. If our market makes the transition from an emerging to a more developed medium, seasonal and cyclical patterns in our industry may develop in the future. Therefore, if our industry follows the same seasonal patterns as those in the traditional media, we may experience lower advertising revenues in the first and third calendar quarters of each year. Furthermore, traffic levels on our Web site typically fluctuate with the occurrence of significant events in the business and financial news, such as fluctuations in the stock markets, that could cause changes in our audience size. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  NEED TO DEVELOP AND IMPLEMENT OUR OWN INTERNAL SYSTEMS

     Although our predecessor business has been operating since October 1995, we did not become a separate legal entity until October 1997 when we were formed as a limited liability company and we introduced our CBS.MarketWatch.com Web site.

     We have been and continue to be substantially dependent on DBC to host our Web site and for many of our financial, administrative and operational services and related support functions. We may not be able to perform these financial, administrative, operational and support functions effectively as an independent company. In addition, we believe that we will need further improvements in these systems, controls and procedures to manage our growth. Our future financial performance could be adversely affected if we or DBC do not perform these functions effectively or if we do not implement these systems, controls and procedures successfully.

  INTENSE COMPETITION FOR WEB-BASED BUSINESS AND FINANCIAL CONTENT

     Many Web sites compete for consumers' and advertisers' attention and spending, particularly in the business and financial information and news area. We expect this competition to continue to increase. We compete for advertisers, users and content providers with many types of companies:

     - publishers and distributors of traditional media, including television, radio and print, such as The Wall Street Journal, CNN and CNBC;

     - general purpose consumer online services such as America Online and Microsoft Network;

     - online services or Web sites targeted to business, finance and investing needs, such as TheStreet.com and Motley Fool; and

     - Web retrieval and other Web "portal" companies, such as Excite, Inc., InfoSeek Corporation, Lycos, Inc., Yahoo! Inc., and Netscape Communications Corporation. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would adversely affect our business.

     See "Business -- Industry Background" and "-- Competition."

  NEED TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS WITH OTHER WEB SITES

     We depend on establishing and maintaining distribution relationships with high-traffic Web sites for a significant portion of our traffic. For example, for the month of November 1998, approximately 10% of our traffic came from Yahoo!. There is intense competition for placements on these sites, and we may not be able to enter into such relationships on commercially reasonable terms or at all. Even if we enter into distribution relationships with these Web sites, they themselves may not attract significant numbers of users. Therefore, our site may not receive additional users from these relationships. Moreover, we may have to pay significant fees to establish these relationships.

     Occasionally we enter into agreements with advertisers, content providers or other high traffic Web sites that require us to exclusively feature these parties in certain sections of our Web site. Existing and future exclusivity arrangements may prevent us from entering into other content agreements, advertising or sponsorship arrangements or other strategic relationships. Many companies we may pursue for a strategic relationship also offer competing services. As a result, these competitors may be reluctant to enter into strategic relationships with us. Our business could be adversely affected if we do not establish and maintain additional strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our Web site.

  RISKS RELATING TO OUR ABILITY TO TRACK AND MEASURE THE DELIVERY OF ADVERTISEMENTS

     It is important to our advertisers that we accurately measure the demographics of our user base and the delivery of advertisements on our Web site. We depend on third parties to provide these measurement services. If they are unable to provide these services in the future, we would be required to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business during the time we are replacing these services. We are implementing additional systems designed to record demographic data on our users. If we do not develop these systems successfully, we may not be able to accurately evaluate the demographic characteristics of our users. Companies may not advertise on our Web site or may pay less for advertising if they do not perceive our measurements or measurements made by third parties to be reliable.

  DEVELOPMENT OF OUR DIRECT SALES FORCE

     Until early 1998, we relied upon third parties to sell advertisements on our Web site. Since that time, we created our own internal sales force. On November 30, 1998, our sales group had 14 members. We depend on our sales force to sell advertising on our Web site. This involves a number of risks:

     - our sales personnel have only worked for us for a short period of time;

     - our need to further increase the size of our sales force;

     - our ability to hire, retain, integrate and motivate additional sales and sales support personnel;

     - the length of time it takes new sales personnel to become productive; and

     - the competition we face from other companies in hiring and retaining sales personnel.

     Our business would be adversely affected if we do not develop and maintain an effective sales force.

  DEPENDENCE ON FINANCIAL INDUSTRY ADVERTISERS

     Financial services companies have accounted for the substantial majority of our advertising revenues. We will need to sell advertising to customers outside of the financial services industry in order to increase our revenues. To date, relatively few advertisers from industries other than the technology and financial services industries have devoted a significant portion of their advertising budgets to Web advertising. If we do not attract advertisers from other industries, our business could be adversely affected.

  RISKS OF INCREASED USERS STRAINING OUR SYSTEMS AND OTHER SYSTEM MALFUNCTIONS

     In the past, our Web site has experienced significant increases in traffic when there are significant business or financial news stories. In addition, the number of our users has continued to increase over time and we are seeking to further increase our user base. Therefore, our Web site must accommodate a high volume of traffic and deliver frequently updated information. Our Web site has in the past and may in the future experience slower response times or other problems for a variety of reasons.

     We also depend on information providers, including DBC, to provide information and data feeds on a timely basis. Our Web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our users depend on Internet service providers, online service providers and other Web site operators for access to our Web site. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive our Web site as not functioning properly and therefore cause them to use other methods to obtain their business and financial news and other information.

  NEED TO EXPAND OUR BUSINESS AND RELATED PROBLEMS

     We believe that we will need to expand our business and operations both to operate as an entity independent from DBC and in order to grow our business. This growth is likely to continue to place a significant strain on our resources. As we grow, we will also have to implement new operational and financial systems, procedures and controls. If we are unable to accomplish any of these, our business could be adversely affected. In addition, several members of our senior management joined us in 1998, including our Vice Presidents of Advertising Sales and of Marketing and our Chief Financial Officer. As a result, our senior managers may not work together effectively as a team to successfully manage our growth.

  RISKS OF DEVELOPING NEW AND ENHANCED SERVICES AND FEATURES FOR OUR WEB SITE

     We believe that our Web site will be more attractive to advertisers if we develop a larger audience comprised of demographically-favorable users. Accordingly, we intend to introduce additional or enhanced services in the future in order to retain our current users and attract new users. If we introduce a service that is not favorably received our current users may not continue using our service as frequently. New users could also choose a competitive service over ours.

     We may also experience difficulties that could delay or prevent us from introducing new services. Furthermore, these services may contain errors that are discovered after the services are introduced. We may need to significantly modify the design of these services on our Web site to correct these errors. Our business could be adversely affected if we experience difficulties in introducing new services or if these new services are not accepted by users.

RISKS RELATED TO OUR INDUSTRY

  DEPENDENCE ON CONTINUED GROWTH IN USE OF THE WEB

     Our market is new and rapidly evolving. Our business would be adversely affected if Web usage does not continue to grow. Web usage may be inhibited for a number of reasons, such as:

     - inadequate network infrastructure;

     - security concerns;

     - inconsistent quality of service; and

     - availability of cost-effective, high-speed service.

     If Web usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Web usage, as well as usage of our Web site, could grow more slowly or decline.

  RISKS ASSOCIATED WITH OUR BUSINESS MODEL WHICH DEPENDS ON WEB ADVERTISING

     We expect to derive a substantial amount of our revenues from advertising for the foreseeable future. No standards have been widely accepted to measure the effectiveness of Web advertising. If such standards do not develop, existing advertisers may not continue their current levels of Web advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Web. Advertisers that already have invested substantial resources in other advertising methods may be reluctant to adopt a new strategy. Our business would be adversely affected if the market for Web advertising fails to develop or develops more slowly than expected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Strategy" and "-- Advertising and Sales."

     Different pricing models are used to sell advertising on the Web. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. For example, advertising rates based on the number of "click throughs," or user requests for additional information made by clicking on the advertisement, instead of rates based solely on the number of impressions, or times an advertisement is displayed, could adversely affect our revenues because impression-based advertising comprises a substantial majority of our current advertising revenues. Our advertising revenues could be adversely affected if we are unable to adapt to new forms of Web advertising. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a Web user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Web advertising.

  GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO THE WEB

     There are currently few laws or regulations that specifically regulate communications or commerce on the Web. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act sought to prohibit transmitting certain types of information and content over the Web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet Service Providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new laws or regulations relating to the Web could adversely affect our business.

  WEB SECURITY CONCERNS COULD HINDER INTERNET COMMERCE

     The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Web. Any well-publicized compromise of security could deter more people from using the Web or from using it to conduct transactions that involve transmitting confidential information, such as stock trades or purchases of goods or services. Because many of our advertisers seek to advertise on our Web site to encourage people to use the Web to purchase goods or services, our business could be adversely affected.

     We may also incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

  STORAGE OF PERSONAL INFORMATION ABOUT OUR USERS

     We have a non-disclosure policy displayed on our Web site. Our policy is not to willfully disclose any individually identifiable information about any user to a third party without the user's consent. This policy is accessible to users of our personalized services when they initially register. Despite this policy, however, if third persons were able to penetrate our network security or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. These could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission and other states have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if they chose to investigate our privacy practices.

  LIABILITY FOR INFORMATION DISPLAYED ON OUR WEB SITE

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish on our Web site. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subjected to claims based upon the content that is accessible from our Web site through links to other Web sites. Our insurance may not adequately protect us against these types of claims.

RISKS RELATED TO THIS OFFERING

  ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW

     Certain provisions of our Amended and Restated Certificate of Incorporation, Bylaws, other agreements and Delaware law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. See "Risks Related to Our Relationship with CBS and DBC -- Control by CBS and DBC," "Certain Transactions" and "Description of Capital Stock."

  SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE

     After this offering there will be outstanding 11,750,000 shares of our Common Stock. There will be 12,162,500 shares outstanding if the Underwriters' over-allotment option is exercised in full. Of these shares, the shares sold in this offering will be freely tradeable except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. The remaining 9,000,000 shares held by CBS and DBC will be "restricted securities" and will become eligible for sale no later than the first anniversary of the date our business is changed to a corporation, subject to the volume limitations and other conditions of Rule 144 under the Securities Act. In addition, 180 days after this offering, at least 233,237 shares will be issuable upon the exercise of options (based on options outstanding on November 30, 1998). Sales of a large number of shares could have an adverse effect on the market price for our Common Stock.

     Neither CBS nor DBC has any restrictions on selling any of our securities held by it, other than as provided in lock-up agreements with BT Alex. Brown Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation, the Stockholders' Agreement and under applicable securities laws. In addition, CBS and DBC can require us to register our securities they own for public sale. Any sales by these stockholders could adversely affect the trading price of our Common Stock. See "Management -- Director Compensation," "-- Employee Benefit Plans," "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

  POSSIBLE VOLATILITY OF OUR STOCK PRICE

     We cannot predict the extent to which investor interest in MarketWatch.com will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between MarketWatch.com and the representatives of the Underwriters and may not be indicative of prices that will prevail in the trading market. The stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. Investors may not be able to resell their shares at or above the initial public offering price. See "Underwriting."

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 2,750,000 shares of Common Stock offered hereby will be approximately $26.7 million, at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the Underwriters' over-allotment option is exercised in full, we estimate that such net proceeds will be approximately $31.0 million. The principal purposes of this offering are to obtain additional capital, create a public market for our Common Stock and facilitate our future access to the public capital markets.

     We intend to use at least $5.0 million of the net proceeds of this offering for marketing activities during 1999 and a portion of the net proceeds to repay all outstanding indebtedness to DBC ($3.0 million at September 30, 1998). This indebtedness matures on October 29, 2000 and bears interest at a rate equal to the prime rate of The Chase Manhattan National Bank plus 2% (10.25% at September 30, 1998). We expect to use the remainder of the net proceeds for general corporate purposes, including working capital such as expansion of sales and marketing activities and the acquisition of content and distribution relationships. The amounts actually expended for such working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We may incur indebtedness in the future which may prohibit or effectively restrict the payment of dividends, although we have no current plans to do so.

                                 CAPITALIZATION

     The following table sets forth the capitalization of MarketWatch.com as of September 30, 1998 (i) on an actual basis, and (ii) as adjusted to give effect to the sale of the 2,750,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay and the application of the estimated net proceeds therefrom. See "Use of Proceeds."


                                                               SEPTEMBER 30, 1998
                                                              ---------------------
                                                                              AS
                                                              ACTUAL(3)    ADJUSTED
                                                              ---------    --------
                                                                 (IN THOUSANDS)
Advances from DBC(1)........................................  $  3,028     $     --
                                                              --------     --------
Stockholders' equity (deficit):
  Preferred stock, $0.01 par value; 5,000,000 shares
     authorized; no shares issued and outstanding actual and
     as adjusted............................................        --           --
  Common stock, $0.01 par value; 30,000,000 shares
     authorized; 9,000,000 shares issued and outstanding
     actual; 11,750,000 shares issued and outstanding as
     adjusted(2)............................................        90          118
  Additional paid-in capital(4).............................    53,365       60,069
  Deferred compensation.....................................    (1,259)      (1,259)
  Contribution receivable(4)................................   (46,000)     (26,000)
  Accumulated deficit.......................................    (8,250)      (8,250)
                                                              --------     --------
          Total stockholders' equity (deficit)..............    (2,054)      24,678
                                                              --------     --------
            Total capitalization............................  $    974     $ 24,678
                                                              ========     ========


---------------
(1) See Note 7 of Notes to MarketWatch.com Financial Statements for a description of the advances from DBC.

(2) Based on the number of shares outstanding as of September 30, 1998 and giving effect to the Reorganization as if such transaction had occurred as of such date. Excludes (1) 866,000 shares of Common Stock then issuable upon the exercise of options then outstanding with a weighted average exercise price of $6.25 per share, and (2) an aggregate of 634,000 additional shares to be reserved for issuance under our 1998 Equity Incentive Plan and 1998 Directors' Stock Option Plan. See "Management -- Employee Benefit Plans" and
    Note 4 of Notes to MarketWatch.com Financial Statements.

(3) Reflects the Reorganization as if such transaction had occurred as of the inception of Marketwatch.Com, LLC, or the "LLC," in October 1997.


(4) Reflects a $20 million reduction to Contribution receivable and additional paid-in capital under the terms of the Stockholders Agreement upon completion of the IPO. See Note 8 of Notes to MarketWatch.com Financial Statements.

                                    DILUTION

     The net tangible book value of MarketWatch.com as of September 30, 1998 was approximately $(2.1 million), or $(0.23) per share of Common Stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the pro forma shares of Common Stock outstanding as of September 30, 1998. After giving effect to the issuance and sale of the 2,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of MarketWatch.com as of September 30, 1998 would have been $24.7 million, or $2.10 per share. This represents an immediate increase in pro forma net tangible book value of $2.33 per share to existing stockholders and an immediate dilution of $8.90 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............            $11.00
  Net tangible book value per share at September 30,
     1998...................................................  $(0.23)
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................    2.33
Pro forma net tangible book value per share after
  offering..................................................              2.10
                                                                        ------
Dilution per share to new investors.........................            $ 8.90
                                                                        ======

     The following table summarizes, on a pro forma basis, as of September 30, 1998, the differences between the number of shares of Common Stock purchased from MarketWatch.com, the aggregate cash consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares of Common Stock in this offering:

                              SHARES PURCHASED         TOTAL CONSIDERATION
                           ----------------------    -----------------------    AVERAGE PRICE
                             NUMBER       PERCENT      AMOUNT       PERCENT       PER SHARE
                           -----------    -------    -----------    --------    -------------
Existing
  stockholders(1)........    9,000,000      76.6%    $ 2,000,000         6.2%      $ 0.22
New investors............    2,750,000      23.4      30,250,000        93.8        11.00
                           -----------    ------     -----------    --------
          Total..........   11,750,000     100.0%    $32,250,000       100.0%
                           ===========    ======     ===========    ========

---------------
(1) Reflects the Reorganization as if it had occurred as of the inception of the LLC.

     The foregoing discussion and tables assume no exercise of any stock options outstanding as of September 30, 1998. As of September 30, 1998, there were options outstanding to purchase a total of 866,000 shares of Common Stock with a weighted average exercise price of $6.25 per share. To the extent that any of these options are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Employee Benefit Plans" and Note 4 of Notes to MarketWatch.com Financial Statements.

                            SELECTED FINANCIAL DATA

    The following selected financial data is qualified by reference to, and should be read in conjunction with, the Financial Statements of MarketWatch.com and DBC Online/News, the respective notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The selected statement of operations data of MarketWatch.com presented below for the period from inception (October 29, 1997) through December 31, 1997, and the balance sheet data as of December 31, 1997, are derived from financial statements of MarketWatch.com that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this Prospectus. The selected statement of operations data of DBC Online/News for the period from inception (October 1, 1995) through December 31, 1995, the year ended December 31, 1996 and for the period from January 1, 1997 to October 28, 1997 and the balance sheet data as of December 31, 1996 and October 28, 1997, are derived from financial statements of DBC Online/News, that have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this Prospectus. The statement of operations data for the nine month period ended September 30, 1998 and the balance sheet data as of September 30, 1998 are derived from unaudited financial data of MarketWatch.com and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of MarketWatch.com's results of operations for such periods and its financial condition as of such date. The statement of operations data for the nine month period ended September 30, 1997 are derived from unaudited financial data of DBC Online/News, and, in the opinion of its management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of DBC Online/News' results of operations for such period. The operating results for the nine month period ended September 30, 1998 are not necessarily indicative of the results to be expected for any other interim period or the year ending December 31, 1998. The financial information of DBC Online/News included herein is not necessarily indicative of the results of operations, financial position and cash flows of MarketWatch.com had it been a stand-alone entity at such times nor is it indicative of the results of operations, financial position and cash flows of MarketWatch.com in the future.

                                                                   DBC ONLINE/NEWS(1)
                                     -------------------------------------------------------------------------------
                                         INCEPTION
                                     (OCTOBER 1, 1995)                        JANUARY 1, 1997     NINE MONTH PERIOD
                                          THROUGH           YEAR ENDED            THROUGH               ENDED
                                     DECEMBER 31, 1995   DECEMBER 31, 1996    OCTOBER 28, 1997    SEPTEMBER 30, 1997
                                     -----------------   -----------------   ------------------   ------------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
 Advertising.......................       $    --             $   303             $   690              $   578
 News to DBC.......................            --                  --                  --                   --
 Subscription......................            --                 304                 482                  458
                                          -------             -------             -------              -------
       Total net revenues..........            --                 607               1,172                1,036
Cost of revenues:
 Advertising and news to DBC.......            --                 280                 391                  335
 Subscription......................            --                 171                 269                  257
       Total cost of revenues......            --                 451                 660                  592
                                          -------             -------             -------              -------
Gross profit.......................            --                 156                 512                  444
                                          -------             -------             -------              -------
Operating expenses:
 Product development...............           210               1,159                 885                  772
 General and administrative........            26                 732                 943                  857
 Sales and marketing...............            --                 132                  67                   64
                                          -------             -------             -------              -------
       Total operating expenses....           236               2,023               1,895                1,693
                                          -------             -------             -------              -------
Operating loss.....................          (236)             (1,867)             (1,383)              (1,249)
Interest expense...................            (9)                (90)               (181)                (160)
                                          -------             -------             -------              -------
Loss before income tax benefit.....          (245)             (1,957)             (1,564)              (1,409)
Income tax benefit.................            98                 785                 621                  466
                                          -------             -------             -------              -------
Net loss...........................       $  (147)            $(1,172)            $  (943)             $  (943)
                                          =======             =======             =======              =======
Basic and diluted net loss per
 share(2)..........................
Shares used to compute basic and
 diluted net loss per
 share(2)(3).......................

                                                 MARKETWATCH.COM
                                     ---------------------------------------
                                         INCEPTION
                                     (OCTOBER 29, 1997)   NINE MONTH PERIOD
                                          THROUGH               ENDED
                                     DECEMBER 31, 1997    SEPTEMBER 30, 1998
                                     ------------------   ------------------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
 Advertising.......................       $   320              $ 3,054
 News to DBC.......................           210                  949
 Subscription......................           100                  491
                                          -------              -------
       Total net revenues..........           630                4,494
Cost of revenues:
 Advertising and news to DBC.......            92                1,521
 Subscription......................            56                  304
       Total cost of revenues......           148                1,825
                                          -------              -------
Gross profit.......................           482                2,669
                                          -------              -------
Operating expenses:
 Product development...............           186                1,036
 General and administrative........           248                2,101
 Sales and marketing...............           129                7,626
                                          -------              -------
       Total operating expenses....           563               10,763
                                          -------              -------
Operating loss.....................           (81)              (8,094)
Interest expense...................            --                  (75)
                                          -------              -------
Loss before income tax benefit.....           (81)              (8,169)
Income tax benefit.................            --                   --
                                          -------              -------
Net loss...........................       $   (81)             $(8,169)
                                          =======              =======
Basic and diluted net loss per
 share(2)..........................       $ (0.01)             $ (0.91)
                                          =======              =======
Shares used to compute basic and
 diluted net loss per
 share(2)(3).......................         9,000                9,000
                                          =======              =======


                                                            DBC ONLINE/NEWS                           MARKETWATCH.COM
                                                 -------------------------------------    ---------------------------------------
                                                 DECEMBER 31, 1996   OCTOBER 28, 1997     DECEMBER 31, 1997    SEPTEMBER 30, 1998
                                                 -----------------   -----------------    -----------------    ------------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash...........................................       $    --             $    --             $     --              $     65
Working capital (deficit)......................        (1,502)             (2,449)                 139                (3,894)
Total assets...................................           409                 546                  237                 2,966
Advances from DBC(4)...........................         1,644               2,708                   --                 3,028
Total stockholders' equity (deficit)...........        (1,320)             (2,263)                 152                (2,054)


---------------
(1) Represents the results of operations of the Predecessor Business for the periods indicated.

(2) Reflects the Reorganization as if such transaction had occurred as of the beginning of the period indicated.

(3) See Note 2 to Notes of MarketWatch.com Financial Statements for information concerning the number of shares used in computing net loss per share.


(4) Advances from DBC by DBC Online/News at October 28, 1997 was neither paid by the Predecessor Business nor assumed by MarketWatch.com.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Financial Statements and the Notes thereto of MarketWatch.com and the Predecessor Business which appear elsewhere in this Prospectus. The following discussion contains forward-looking statements that reflect MarketWatch.com's plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Prospectus, particularly in "Risk Factors."

OVERVIEW

     MarketWatch.com is a leading Web-based provider of comprehensive, real-time business news, financial programming and analytic tools. In addition to real-time coverage of business and financial news and in-depth commentary on market moving trends and events, we offer stock quotes, portfolios, charts and fundamental data. MarketWatch.com, a joint venture owned 50% each by DBC and CBS, was formed as a limited liability company in October 1997. It was formed as the successor to DBC's Online/News Business, which commenced operations in October 1995. When this joint venture was formed, CBS and DBC agreed that their contributions would be treated as having equal value. Immediately prior to the closing of this offering, we will be re-organized from an LLC into a corporation.

     The DBC Online/News Business developed the dbc.com Web site to deliver financial quotes and news to users free of charge. While operating as DBC Online/News, DBC sold advertising banners and sponsorships and subscriptions to MarketWatch RT. With the formation of the LLC, the dbc.com site was changed to the CBS.MarketWatch.com site. Since the formation of the LLC, MarketWatch.com has operated as a provider of business news, financial programming and analytic tools, with services including new articles, feature columns and analytic tools, such as stock quotes and charting. These services are available free of charge. MarketWatch.com has continued selling advertising banners and sponsorships and subscriptions to MarketWatch RT. We have also begun selling news to DBC and subscriptions to MarketWatch Live.

     DBC's principal products are Signal, StockEdge, BMI, InSite, BondEdge and QuoTrek, which provide real-time streaming quotes and financial market data to subscribers using the Internet, cable television, FM radio, satellite and direct telephone lines. DBC developed DBC Online/News with the original intent of enhancing its existing services to its subscribers. Subsequently DBC began to sell advertising on the dbc.com Web site. While MarketWatch.com's principal source of revenue is advertising, DBC's principal source of revenue is subscriptions. Although MarketWatch.com sells MarketWatch RT and MarketWatch Live on a non-exclusive basis, DBC may provide these services itself or through other third parties. However, DBC is not permitted to sell advertising on a Web site that has as its primary function and principal theme and format the delivery of comprehensive stock quotes and financial news in the English language to consumers. However, DBC could compete with us in the future. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Potential Competition from CBS and DBC."

     We have yet to achieve significant revenue and our ability to generate significant revenue is uncertain. Further, in view of the rapidly evolving nature of our business and our very limited operating history, we have little experience forecasting our revenues. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of our future performance. To date, we have incurred substantial costs to create, introduce and enhance our services, to develop content, to build brand awareness and to grow our business. As a result, we have incurred operating losses in each fiscal quarter since we were formed. We expect operating losses and negative cash flows to continue for the foreseeable future as we intend to significantly increase our operating expenses to grow our business. We may also incur additional costs and expenses related to content creation, technology, marketing or acquisitions of businesses and technologies to respond to changes in our rapidly changing industry. These costs could have an adverse effect on our future financial condition or operating results.

AGREEMENTS WITH CBS AND DBC

     Upon formation of the LLC, DBC agreed to contribute $2.0 million in cash and the intellectual property of the DBC Online/News Business for its 50% ownership interest. DBC simultaneously entered into a five-year Services Agreement to provide us with our Web site infrastructure and certain operational and administrative services at DBC's cost. Under this original Services Agreement, DBC also agreed to pay us between $2.50 and $5.00 per month for each DBC subscriber who receives real-time streaming quotes, subject to a minimum of $100,000 per month. We refer to these payments as the Subscriber Payments. CBS agreed to contribute $50 million in rate card advertising and promotion over five years for its 50% ownership interest. CBS simultaneously entered into a five-year License Agreement to license its CBS "Eye" design and certain CBS news content, in exchange for royalties approximating 30% of our advertising banner revenue.

     Immediately prior to the closing of this offering, the agreements will be amended so that CBS will contribute $30 million in rate card advertising through October 2002 instead of $50 million, the license will be extended for three years to October 29, 2005, the royalties will be modified from 30% of advertising revenue to approximately 8% of all revenue other than revenue attributable to DBC and certain other revenue and DBC's service obligation will be extended three years to October 29, 2005. However, the Subscriber Payments obligation will expire in October 2002. In addition, we will not receive any Subscriber Payments with respect to certain commercial subscribers. See "Certain Transactions -- Reorganization Transactions."

RESULTS OF OPERATIONS

     We have compared below the results of operations of MarketWatch.com and DBC Online/News for the nine months ended September 30, 1998 and 1997 ("Nine Months Results of Operations"). In addition, we have presented and compared as supplemental information the results of operations of the sequential quarters ended March 31, 1997 through September 30, 1998 ("Quarterly Results of Operations"). We have also compared the results of operations for DBC Online/News for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996, and the period from October 1, 1995 through December 31, 1995 ("Results of Operations -- DBC Online/News Only").

     The results of operations for DBC Online/News reflect the carve out historical results of operations of the online and news businesses of DBC prior to the formation of MarketWatch.com. These results of operations include all revenue and costs directly attributable to the DBC Online/News Business, including costs for facilities, functions and services used by the business at shared sites and allocations of costs for certain administrative functions and services performed by centralized departments within DBC. Costs have been allocated based on DBC management's estimate of the costs that would have been incurred if the DBC Online/News Business had been a separate entity.

     The following descriptions of the components of revenue and expenses apply to the Nine Months Results of Operations, the Quarterly Results of Operations and the Results of Operations -- DBC Online/News only:

     - Advertising revenues consist primarily of sales of advertising banners and sponsorships.

     - News to DBC revenues are the Subscriber Payments from DBC which represent fees from the sale to DBC by MarketWatch.com of its news for between $2.50 and $5.00 per month for each DBC subscriber who receives real-time streaming quotes, subject to a minimum of $100,000 per month. Prior to the formation of the LLC, DBC Online/News did not charge DBC for this news. After this offering, we will only receive Subscriber Payments from DBC subscribers other than certain commercial subscribers.

     - Subscription revenues are from the sale of subscriptions to DBC's MarketWatch RT and MarketWatch Live products and not from the sale of any proprietary services of MarketWatch.

     - Cost of revenues includes compensation and benefits for news reporters and editors, royalties payable to CBS and content providers, Web site infrastructure costs allocated from DBC, exchange fees and beginning in 1998, the cost of serving ads by Doubleclick. Web infrastructure costs include communications lines, computer equipment, and DBC network operations personnel costs.

     - Product development expenses are primarily compensation and benefits for software developers and expenses for contract programmers and developers.

     - General and administrative expenses consist primarily of compensation and benefits for finance and administrative personnel, allocations from DBC for administrative services, occupancy costs, professional fees, depreciation and charges for bad debts.

     - Sales and marketing costs consist primarily of promotion and advertising provided by CBS beginning in 1998, Internet banner ads, advertising commissions, promotional materials and compensation, benefits and sales commissions to our direct sales force. Sales and marketing expenses prior to formation of MarketWatch.com were not significant.

     See Note 2 to the MarketWatch.com Financial Statements for a description of how we recognize our net revenues.

  NINE MONTH RESULTS OF OPERATIONS

     The following table sets forth, for the periods presented, certain data from our and DBC Online/News' statements of operations and such data as a percentage of net revenue. The statement of operations data has been derived from our and DBC Online/News unaudited financial statements, which, in our and DBC Online/News' respective managements' opinions, have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus. The operating results in any nine month period are not necessarily indicative of the results that may be expected for any future period.

                           DBC ONLINE/NEWS      MARKETWATCH.COM      DBC ONLINE/NEWS      MARKETWATCH.COM
                             NINE MONTHS          NINE MONTHS          NINE MONTHS          NINE MONTHS
                                ENDED                ENDED                ENDED                ENDED
                          SEPTEMBER 30, 1997   SEPTEMBER 30, 1998   SEPTEMBER 30, 1997   SEPTEMBER 30, 1998
                          ------------------   ------------------   ------------------   ------------------
                                      (IN THOUSANDS)                   (AS A PERCENTAGE OF NET REVENUES)
Net revenues:
  Advertising............      $   578              $ 3,054                 56%                  68%
  News to DBC............           --                  949                  --                  21%
  Subscription...........          458                  491                 44%                  11%
                               -------              -------               -----                -----
         Total net
           revenues......        1,036                4,494                100%                 100%
Cost of revenues:
  Advertising and news
    to DBC...............          335                1,521                 32%                  34%
  Subscription...........          257                  304                 25%                   7%
         Total cost of
           revenues......          592                1,825                 57%                  41%
                               -------              -------               -----                -----
Gross profit.............          444                2,669                 43%                  59%
                               -------              -------               -----                -----
Operating expenses:
  Product development....          772                1,036                 75%                  23%
  General and
    administrative.......          857                2,101                 83%                  47%
  Sales and marketing....           64                7,626                  6%                 170%
                               -------              -------               -----                -----
         Total operating
           expenses......        1,693               10,763                163%                 239%
                               -------              -------               -----                -----
Operating loss...........       (1,249)              (8,094)              (121%)               (180%)
Interest expense.........         (160)                 (75)               (15%)                 (2%)
                               -------              -------               -----                -----
Loss before income tax
  benefit................       (1,409)              (8,169)              (136%)               (182%)
Income tax benefit.......          466                   --                 45%                   --
                               -------              -------               -----                -----
Net loss.................      $  (943)             $(8,169)               (91%)               (182%)
                               =======              =======               =====                =====

Net Revenues

     Net revenues for the nine months ended September 30, 1998 increased compared to the nine months ended September 30, 1997 due to increases in the number of banner and sponsorship ads placed on our web sites. The increases were caused by several interrelated factors, including the following:

     - increased number of advertisers;

     - increased audience acceptance of our Web sites and resultant page views;

     - increased size of our direct sales force; and

     - increased flexibility and sophistication of advertising packages offered to advertisers.

     Substantially all of our advertising customers purchase advertising under short-term contracts. Customers can cease advertising on short notice without penalty. Advertising revenues would be adversely affected if we were unable to secure new advertising contracts from existing customers or obtain new customers. We expect to continue to derive a substantial majority of net revenues from selling advertisements. The market for Web advertising is intensely competitive, advertising rates could be subject to pricing pressure in the future. If are forced to reduce our advertising rates or we experience lower CPMs across our Web site or click-through advertising rates as a result of such competition or otherwise, future revenues could be adversely affected.

Cost of Revenues

     Cost of revenues for the nine months ended September 30, 1998 increased compared to the nine months ended September 30, 1997 due to the addition of news reporters and editors, additional network communications lines to accommodate increased traffic on our sites, and fees payable to Doubleclick to serve ads. Costs charged by DBC were $296,000 and $172,000 for the nine months ended September 30, 1998 and 1997, respectively. Royalties to CBS were $148,000 and $0 for the nine months ended September 30, 1998 and 1997, respectively. As a percent of net revenues, cost of revenues decreased by 20% because certain news content and Web infrastructure expenses are relatively fixed.

Operating Expenses

     Since inception, operating expenses have increased significantly to reflect the costs associated with the growth and development of MarketWatch.com and our Web site. We continue to be substantially dependent on DBC for many of our financial, administrative and operational services and related support functions. This dependence involves a number of risks. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Dependence on DBC Relationship." We plan to implement independent financial, operational and management controls, and reporting systems and procedures to support the continued expansion of our operations. As a consequence, we intend to continue to increase expenditures in all operating areas to support our planned growth and the development of its infrastructure.

     Product Development. Product development expenses for the nine months ended September 30, 1998 increased compared to the nine months ended September 30, 1997 due to increased headcount and expenses related to development of software by third parties. As a percentage of net revenues, product development expenses declined due to the much greater increase in revenues and the relatively small amount of such expenses. We intend to increase the absolute dollar level of product development expenditures in future periods in order to further enhance the programming on the web site and these expenses may fluctuate as a percentage of revenue over time depending on the projects undertaken by us from time-to-time.

     We include in produce development expenses the amortization of deferred compensation related to options granted below fair market value. Amortization of deferred compensation was $38,000 for the nine months ended September 30, 1998.

     General and Administrative. General and administrative expenses for the nine months ended September 30, 1998 increased compared to the nine months ended September 30, 1997 due to increased headcount, occupancy and bad debts. Costs charged by DBC were $216,000 and $104,000 for the nine months ended September 30, 1998 and 1997, respectively. We anticipate hiring additional personnel and incurring additional costs related to being a public company, including directors and officers liability insurance, investor relation programs and professional service fees. Accordingly, we intend to increase the absolute dollar level of general and administrative expenses in future periods.

     We include in general and administrative expenses the amortization of deferred compensation related to options granted below fair market value. Amortization of deferred compensation was $93,000 for the nine months ended September 30, 1998.

     Sales and Marketing. Sales and marketing expenses for the nine months ended September 30, 1998 increased compared to the nine months ended September 30, 1997 due to a number of factors including:

        - promotions and advertising contributed by CBS in 1998;

        - development of our direct sales force in 1998, and increased sales commissions from higher advertising sales;

        - increased Web banner ads to promote our products and services; and

        - purchase of traditional print and broadcast ads in 1998 to promote our products and services.

     We expect to increase our sales staff and significantly increase the absolute dollar level of sales and marketing expenses in future periods.


     CBS has agreed to provide advertising and promotions over a five-year period ending October 29, 2002. The Company will record an expense at the time the advertising and promotion is provided based on the rate card value. The Company has recorded advertising expense of $3.4 million at the rate card value for the six months ended June 30, 1998 and $5.0 million at the rate card value for the nine months ended September 30, 1998 (unaudited) related to services provided by CBS. As of September 30, 1998, CBS has agreed to provide the remaining $25.0 million rate card amount of advertising and promotions, assuming execution of the Stockholders' Agreement prior to closing this offering. See
Note 8 to the MarketWatch.com Financial Statements.


  Interest Expense

     Interest expense for the nine month period ended September 30, 1998 compared to September 30, 1997 decreased to a comparatively lower advance balance due to DBC over the nine month period ended September 30, 1998.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth, for the periods presented, certain data from our and DBC Online/News' statements of operations and such data as a percentage of net revenues. The statement of operations data has been derived from our and DBC Online/News' unaudited financial statements, which, in our and DBC Online/News' respective managements' opinions, have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                       THREE MONTHS ENDED
                                          ----------------------------------------------------------------------------
                                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                          1997(1)    1997(1)     1997(1)    1997(2)    1998(3)    1998(3)     1998(3)
                                          --------   --------   ---------   --------   --------   --------   ---------
                                                                         (IN THOUSANDS)
Net revenues:
  Advertising...........................   $ 136      $  205     $  237      $ 432     $    696   $  1,032   $  1,326
  News to DBC...........................      --          --         --        210          311        316        322
  Subscriptions.........................     150         151        157        124          169        171        151
                                           -----      ------     ------      -----     --------   --------   --------
         Total net revenues.............     286         356        394        766        1,176      1,519      1,799
Cost of revenues:
  Advertising and news to DBC...........     109         113        113        148          186        577        758
  Subscription..........................      84          85         88         68           94         95        115
         Total cost of revenues(a)......     193         198        201        216          280        672        873
                                           -----      ------     ------      -----     --------   --------   --------
Gross profit............................      93         158        193        550          896        847        926
                                           -----      ------     ------      -----     --------   --------   --------
Operating expenses:
    Product development.................     230         248        294        299          236        371        429
    General and administrative(b).......     284         281        292        334          532        724        845
    Sales and marketing(c)..............      23          22         19        132        1,877      2,560      3,189
                                           -----      ------     ------      -----     --------   --------   --------
         Total operating expenses.......     537         551        605        765        2,645      3,655      4,463
                                           -----      ------     ------      -----     --------   --------   --------
Operating loss..........................    (444)       (393)      (412)      (215)      (1,749)    (2,808)    (3,537)
Interest expense........................      46          53         61         21            7         14         54
                                           -----      ------     ------      -----     --------   --------   --------
Loss before income tax benefit..........    (490)       (446)      (473)      (236)      (1,756)    (2,822)    (3,591)
Income tax benefit......................      87         174        205         --           --         --         --
                                           -----      ------     ------      -----     --------   --------   --------
         Net loss.......................   $(403)     $ (272)    $ (268)     $(236)    $ (1,756)  $ (2,822)  $ (3,591)
                                           =====      ======     ======      =====     ========   ========   ========
------------------------
(a) includes charges from DBC...........   $  57      $   57     $   57      $  20     $     92   $    104   $    100
(b) includes charges from DBC...........   $  35      $   35     $   35      $  50     $     72   $     72   $     72
(c) includes expense for CBS promotion
    and advertising.....................   $  --      $   --     $   --      $  --     $  1,534   $  1,889   $  1,577
AS A PERCENTAGE OF NET REVENUES:
Net revenues:
  Advertising...........................      48%         58%        60%        56%          59%        68%        74%
  News to DBC...........................      --          --         --         27           27         21         18
  Subscriptions.........................      52          42         40         17           14         11          8
                                           -----      ------     ------      -----     --------   --------   --------
         Total net revenues.............     100         100        100        100          100        100        100
Cost of revenues:
  Advertising and news to DBC...........      38          32         29         19           16         38         42
  Subscription costs....................      29          24         22          9            8          6          6
                                           -----      ------     ------      -----     --------   --------   --------
Total cost of net revenues..............      67          56         51         28           24         44         49
                                           -----      ------     ------      -----     --------   --------   --------
Gross profit............................      33          44         49         72           76         56         51
                                           -----      ------     ------      -----     --------   --------   --------
Operating expenses:
    Product development.................      80          70         75         39           20         24         24
    General and administrative..........      99          79         74         44           45         48         47
    Sales and marketing.................       8           6          5         17          160        169        177
                                           -----      ------     ------      -----     --------   --------   --------
         Total operating expenses.......     188         155        154        100          225        241        248
                                           -----      ------     ------      -----     --------   --------   --------
Operating loss..........................    (155)       (110)      (105)       (28)        (149)      (185)      (197)
Interest expense........................     (16)        (15)       (15)        (3)          (1)        (1)        (3)
                                           -----      ------     ------      -----     --------   --------   --------
Loss before income taxes................    (171)       (125)      (120)       (31)        (149)      (186)      (200)
Income tax benefit......................      30          49         52         --           --         --         --
                                           -----      ------     ------      -----     --------   --------   --------
         Net loss.......................    (141)%       (76)%      (68)%      (31)%       (149)%     (186)%     (200)%
                                           =====      ======     ======      =====     ========   ========   ========

------------------------
(1) DBC OnLine/News
(2) One month DBC OnLine/News and two months MarketWatch.com
(3) MarketWatch.com

Net Revenues

     Net revenues have increased sequentially from quarter to quarter throughout the periods presented due to increases in the number of banner and sponsorship ads placed on our Web sites. After formation of MarketWatch.com in October 1997 and the decision to establish a direct sales force during the quarter ended March 31, 1998, absolute dollar increases in net advertising revenues began to increase at a substantially greater rate. We believe that the CBS brand has also been a significant factor for accelerating advertising revenue.

Cost of Revenues

     Cost of revenues have increased sequentially from quarter to quarter throughout the periods presented due to additions of new reporters and editors, additional network communications lines to accommodate increased traffic on our sites, and fees payable to Doubleclick to serve ads. As a percent of net revenues, cost of revenues decreased steadily from the quarter ended March 31, 1997 to March 31, 1998, because certain news content and Web infrastructure expenses are relatively fixed. In the quarter ended June 30, 1998, the costs increased as a percent of net revenues due to significant hiring of reporters in that quarter and a full quarterly impact of the cost of using Doubleclick to serve ads.

Operating Expenses

     Product Development. Product development expenses have increased in absolute dollars from the quarter ended March 31, 1997 to the quarter ended September 30, 1998, particularly as a result of the hiring of Web site development personnel in the second quarter of 1998. DBC Online/ News' product development expenses reflect initial costs of developing the service and bringing it online and the introduction of MarketWatch RT in December 1997. To date, all product development costs have been expensed as incurred.

     General and Administrative. General and administrative expenses have increased sequentially from quarter to quarter since the formation of MarketWatch.com due to increased headcount, occupancy costs and infrastructure costs charged by DBC. Our need for general and administrative functions and infrastructure was relatively constant during the initial phases of the DBC Online/ News Business, and therefore these costs remained constant during this time.

     Sales and Marketing. Sales and marketing expenses have increased sequentially from quarter to quarter since the formation of MarketWatch.com due to promotions and advertising contributed by CBS in 1998, continued development of our direct sales force beginning in January 1998, increased sales commissions from higher advertising sales, increased spending on Web banner ads to promote our Web site, and placement of traditional print and broadcast ads to promote our Web site.

Interest Expense

     The increase in interest expense has fluctuated over the periods due to changes in the amount of advances from DBC.

RESULTS OF OPERATIONS -- DBC ONLINE/NEWS BUSINESS

     Net Revenues

     Net revenues were $1.2 million, $607,000 and $0 for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception (October 1, 1995) through December 31, 1995, respectively. The year ended December 31, 1996 was the first period in which DBC made its Web site and the MarketWatch RT online service publicly available. The increase in revenue during these time periods is primarily attributable to an increase in the number of customers advertising on the Web site.

     Cost of Revenues

     Cost of revenues were $660,000, $451,000 and $0 for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception through December 31, 1995, respectively. Cost of revenues, as a percentage of net revenues, for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception through December 31, 1995, respectively, were 56%, 74% and 0%. The decrease in cost of revenues, as a percentage of net revenues in the latter two periods, is primarily attributable to advertising revenues increasing while a portion of the costs associated with providing the advertising remained relatively constant. Included in cost of revenues are costs allocated from DBC. Allocated expenses were $191,000, $160,000 and $0 for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception through December 31, 1995, respectively.

     Operating Expenses

     Product Development. Product development expenses were $885,000, $1.2 million and $210,000 for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception through December 31, 1995, respectively. Product development, as a percentage of net revenues, were 76%, 191% and 0% for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception through December 31, 1995, respectively. The decrease in product development expenses in absolute dollars from inception (October 1, 1995) through December 31, 1995 and the year ended December 31, 1996 compared to the ten month period ended October 28, 1997 is primarily due to high product development costs incurred during the period from October 1995 through April 1996 in the development of the Web site and the MarketWatch RT online service.

     General and Administrative. General and administrative expenses were $943,000, $732,000 and $26,000 for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception through December 31, 1995, respectively. General and administrative expenses, as a percentage of net revenues, were 80%, 121% and 0% for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception through December 31, 1995, respectively. General and administrative expenses as a percentage of net revenues, decreased from the year ended December 31, 1996 in the later two periods due to costs associated with the implementation of billing systems related to MarketWatch RT incurred during 1996. Included in general and administrative expenses are costs allocated from DBC. Allocated expenses were $115,000 and $135,000 and $9,000 for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception through December 31, 1995, respectively.

     Sales and Marketing. Sales and marketing expenses were $67,000, $132,000 and $0 for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception through December 31, 1995, respectively. Sales and marketing, as a percentage of net revenues were 6%, 22% and 0%, for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and for the period from inception through December 31, 1995, respectively. Sales and marketing expenses decreased due to a reduction in advertising costs associated with the initial promotion of the Web site in 1996 and 1995. During 1997, substantially all sales and marketing efforts were outsourced to a third-party firm in order to reduce costs associated with maintaining an internal staff.

     Interest Expense

     DBC funded the working capital requirements of the DBC Online/News Business division based upon a centralized cash management system. Interest expense was $181,000, $90,000 and $9,000 for the period from January 1, 1997 through October 28, 1997, the year ended December 31, 1996 and the period from inception (October 1, 1995) through December 31, 1995, respectively. The amounts due to DBC totaled $2.7 million at October 28, 1997 and interest on amounts due to DBC is charged at The Chase Manhattan National Bank's prime plus 2% (10.50% at October 28, 1997).

INCOME TAXES

     No benefit for federal and state income taxes is reported in the financial statements as MarketWatch.com has elected to be taxed as a partnership prior to the merger of the limited liability company into a corporation. Therefore, for the periods presented, the federal and state tax effects of the our tax losses were recorded by the members of the LLC in their respective income tax returns. Subsequent to the Reorganization, we will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Had we applied the provisions of SFAS No. 109 for the period from inception (October 29, 1997) through December 31, 1997, the deferred tax asset generated, primarily from net operating loss carryforwards, would have been offset by a full valuation allowance.

     The DBC Online/News Business has accounted for income taxes in accordance with SFAS No. 109. The operating losses of the DBC Online/News Business were included in the consolidated tax returns of DBC and were used to offset taxable income. Therefore, the DBC Online/News Business has reflected a current tax benefit related to these tax losses.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception on October 29, 1997, we have funded our operations primarily from cash contributed and advanced by DBC and from revenues from advertising sales. DBC contributed capital of $218,000 and $782,000 to us during the period from inception (October 29, 1997) through December 31, 1997 and the nine months ended September 30, 1998, respectively. As of September 30, 1998, we had a working capital deficit of $3.9 million. Under the terms of the Contribution Agreement, we received an additional $1.0 million capital contribution from DBC on October 28, 1998.

     Cash used in operating activities was $2.9 million for the nine months ended September 30, 1998 compared to $205,000 for the period from inception (October 29, 1997) through December 31, 1997. Significant uses of cash in operations for the nine months ended September 30, 1998 include costs associated with increased sales and marketing activities to establish and to promote our products and services and increased accounts receivable and deferred offering costs, offset by accrued expenses for the costs of this offering.

     Cash used in investing activities was $889,000 for the nine months ended September 30, 1998 compared to $13,000 for the period from inception (October 29, 1997) through December 31, 1997 and primarily reflects capital expenditures. Cash from financing activities were $3.8 million for the nine months ended September 30, 1998 compared to $218,000 for the period from inception (October 29, 1997) through December 31, 1997 and primarily reflects contributions and advances from DBC.

     Capital expenditures were $889,000 for the nine months ended September 30, 1998 and $13,000 for the period from inception (October 29, 1997) through December 31, 1997. The company does not have any commitments for capital expenditures at September 30, 1998. However, as of September 30, 1998, we had commitments under noncancellable operating leases of $1.5 million through March 31, 2003. In addition, under the terms of our agreements with Yahoo!, we are committed to make payments for advertising and slotting of $870,000 through 1999. Upon completion of this offering, the minimum commitment increases from $870,000 over a twelve month period to $1.6 million over a twelve month period, beginning upon the closing of this offering. In addition, we are obligated to pay Yahoo! a fee based on the amount of traffic directed to our Web site.

     To date, we continue to be substantially dependent on DBC for almost all of our financial, administrative and operational services and related support functions including cash management.

We believe the implementation of an independent accounting system, financial, operational and management controls, and reporting systems and procedures will be necessary to support the continued expansion of our operations. As a consequence, we intend to expend working capital to support the development of the infrastructure.

     Under the terms of the Limited Liability Company Agreement of the LLC between CBS and DBC and, subsequently, the Credit Agreement between MarketWatch.com and DBC which will be entered into upon the closing of this offering, DBC agreed to advance us up to an aggregate of $5.0 million on a revolving basis through October 29, 2000. Borrowings bear interest at a variable rate per annum equal to The Chase Manhattan Bank's prime rate plus 2% and are due on October 29, 2000. As of September 30, 1998, advances from DBC were $3.0 million. We intend to use a portion of the net proceeds from this offering to repay all outstanding advances from DBC. In addition, DBC contributed $1.0 million to us in October 1998. See Note 7 to our financial statements.

     At October 28, 1997 the DBC Online/News Business owed DBC $2.7 million for working capital advances which we have not assumed. Subsequent to October 28, 1997, the amounts due to DBC by the DBC Online/News Business have been reduced by the collection of accounts receivable existing prior to our formation. Any remaining obligation has remained unpaid. See Note 3 to the predecessor financial statements.

     We expect to incur significantly higher costs, particularly content creation costs, and sales and marketing costs, in the future to grow our business. We believe that the net proceeds from this offering, together with our current cash and cash equivalents and commitments and borrowings from DBC, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months following the offering. Thereafter, if cash generated from operations and borrowings under the DBC Credit Agreement are insufficient to satisfy our liquidity requirements, we may need to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to MarketWatch.com, or at all. Strategic relationships, if necessary to raise additional funds, may require us to provide distribution or rights to certain of its technologies. The failure to raise capital when needed could have a material adverse effect on our business, operating results and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders would be reduced. However, if CBS or DBC elects to maintain their percentage interest pursuant to the exercise of the Purchase Right described under "Description of Capital Stock -- Rights of First Refusal," then CBS or DBC would not necessarily suffer a reduction in their ownership. Furthermore, such equity securities might have rights, preferences, or privileges senior to those of the Common Stock.

YEAR 2000 READINESS DISCLOSURE

     We rely on DBC's computer and communications networks for the operation of its Web site, and on DBC's information systems for customer billing, accounting and administration. DBC has advised us that it has substantially completed a comprehensive review of its products, information systems and critical suppliers for year 2000 compliance, and has reported that its computer and communications networks are year 2000 compliant. DBC is currently installing new billing, accounting and administrative systems which are scheduled to be fully operational during 1999 and which have been represented will be fully year 2000 compliant when fully operational. DBC and MarketWatch.com utilize software and computer equipment from third party suppliers. DBC and MarketWatch.com also rely on information, provided electronically by a number of outside suppliers. Based on representations received from suppliers and compliance testing completed and ongoing, DBC has advised us that its critical suppliers are or will be year 2000 compliant in all material respects before the year 2000. Based on representations from our other software and equipment suppliers, we believe that our software and other computer hardware is year 2000 compliant. We also rely on solutions provided by Doubleclick for the delivery of its advertising and user measurement. We have been informed by them that their solutions are year 2000 compliant.

     We have made no investigation of any of our embedded systems, such as electrical, heating or telephones. However, if any year 2000 issues arose with respect to these systems, we do not expect that they would have any materially adverse effect on our business in the long term.

     Failure of third-party equipment or software to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, the purchasing patterns of advertisers may be affected by year 2000 issues as companies expend significant resources to correct their current systems for year 2000 compliance. These expenditures may result in reduced funds available for Web advertising, which could have a material adverse effect on our business, results of operations and financial condition.

     We do not presently have a contingency plan for handling year 2000 problems that are not detected and corrected prior to their occurrence. DBC has advised us that it has developed certain contingency options in the event of a failure due to year 2000 issues. Any failure to address any Year 2000 issue could adversely affect our business, financial condition and results of operations. If we are unable to utilize Doubleclick as a result of year 2000 issues, we believe we could either seek to obtain another vendor or deliver advertising using our own systems as we had in the past. However, we may not be able to replace Doubleclick with another vendor on reasonable terms, or we delivered advertising ourselves, we would not be able to track or measure the advertising to the same extent as Doubleclick.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 establishes new standards for the way companies report information about operating segments in annual financial statements. The disclosures prescribed by SFAS 131 are effective for the year ending December 31, 1998. We do not believe it operates in more than one segment.

                                    BUSINESS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors." Ownership of our securities by CBS or DBC should not be viewed as a recommendation by either company to acquire or hold the Common Stock.

INDUSTRY BACKGROUND

     The Web as a New Medium

     The Web has rapidly become a significant global medium for communications, news, information and commerce. Jupiter Communications, a new media research firm which specializes in online research and analysis, estimates that the number of Web users worldwide will grow from approximately 85 million at the end of 1997 to approximately 250 million by the end of 2002. This growth is being driven by a number of factors, including a growing base of PCs in the home and workplace, improvements in network infrastructure, more convenient, faster and inexpensive Internet access, advances in PCs and modems, increases in the quantity and quality of content available on the Web and the overall increased public awareness of the Web. The Web has also become an attractive medium for advertisers, offering a level of targetability, flexibility, interactivity and measurability not available in traditional media. Jupiter Communications estimates that the amount of Web advertising in the U.S. will grow from $940 million in 1997 to over $7.6 billion by the year 2002. By advertising on the Web, advertisers have the ability to gather demographic information and target their messages to specific groups of consumers as well as to change their advertisements frequently in response to market factors, current events and consumer feedback. Moreover, advertisers can track more accurately the effectiveness of their advertising messages by receiving reports of the number of advertising "impressions" delivered to consumers, and the resulting "hit" or "click through" rate to their Web sites.

     The Web allows content providers to deliver information and programming in a manner not possible in the traditional broadcast and print media. Although these traditional media can have large audiences, they are generally limited to a specific geography, can deliver only limited content or are not effective in a real-time environment. Print media is limited by the significant time delays involved in its production and distribution and its inability to be updated on a real-time basis. Broadcast media is limited by the relatively small number of available frequencies or channels, the rigidity of its schedules and its inherent capacity constraints, with each channel or frequency carrying only a limited amount of information. By comparison, the Web allows users to rapidly access, search and interact with a rich repository of content, regardless of their location. In addition, despite the large amount of undifferentiated information on many Web sites, users can utilize and manipulate information more efficiently than in traditional media by conducting real-time, customized searches.

     Demand for Business News and Financial Programming

     A number of trends have led to increased demand for comprehensive business news and financial programming in all forms of media:

     - individuals are proactively managing their money and the American public is investing an increasing percentage of their household wealth in securities;

     - the emergence of online trading of financial instruments has led many investors to rely less on traditional brokers; and

     - U.S. companies increasingly compete globally, requiring increased real-time knowledge of a broad range of financial information from around the world.

     Business Week reports that more than 70 firms now offer online trading, up from approximately 30 at the end of 1997, including most of the major U.S. stockbrokers, with The Charles Schwab Corporation reporting that 52% of its trading volume in the quarter ended June 30, 1998, was conducted online. According to Business Week, Forrester Research, a publicly traded independent research firm which provides analysis of a range of technology industries, predicts that there were over three million online investing accounts at the end of 1997, and Forrester Research predicts that this number will increase to 14.4 million by 2002.

     Driven by these factors, numerous traditional and online information sources such as newspapers, magazines, broadcasters and specialized financial Web sites are seeking to address the demand for timely and relevant financial information. However, these companies are often unable to meet effectively consumers' needs for high-quality, compelling and relevant, real-time business information. Newspapers and magazines cannot offer real-time data and information, and broadcasters are limited in the depth and availability of their content. While there has been a proliferation of Web sites which include financial information as part of their offerings, MarketWatch.com believes that most sites offering such financial data suffer from a number of limitations. Frequently, these sites do not offer high quality original content comparable to that available from the best traditional financial media sources and do not offer readily available tools on an organized, real-time basis. Furthermore, these sites often offer large, undifferentiated collections of information that require users to undertake time-consuming and multi-site searches to obtain all of the information and tools they need.

     MarketWatch.com believes that a significant opportunity exists for a company to provide easy access to real-time business news, financial programming and analytic tools over the Internet. By integrating high quality editorial content with the best available financial tools and data, a Web-based service can enable its audience to keep abreast of current business developments, track industry and competitive trends, make informed investment decisions and manage their financial assets. MarketWatch.com believes that by assembling a loyal base of users who actively follow business and financial news, a Web site can create a targeted and demographically-desirable audience that is attractive to financial and non-financial advertisers.

THE MARKETWATCH.COM SOLUTION

     Through our CBS.MarketWatch.com Web site, we are a leading Web-based provider of comprehensive, real-time business news, financial programming and analytic tools. The CBS.MarketWatch.com Web site, presents clear, original, authoritative and timely business coverage created in real-time by its team of experienced business and financial journalists and commentators, our Web site incorporates in-depth features and columns, market data feeds and sophisticated analytical tools. Our experienced editorial staff presents our content in a well-organized and approachable fashion, thereby enabling our audience to keep abreast of current business developments, track competitors, make informed investment decisions and manage their financial assets.

     We believe our strategic relationships with our principal investors, CBS and DBC, allow us to differentiate our Web site as the preeminent brand for real-time business news and financial programming on the Web. CBS will provide us with $30 million rate card amount of television network and radio advertising and promotion over the period from October 29, 1997, through October 29, 2002, and will provide credibility with advertisers, its audience, and potential business partners. DBC supplies us with a ready-made infrastructure for the CBS.MarketWatch.com Web site, access to multiple domestic and international data feeds and sophisticated analytic tools. We believe that the ongoing development of a "one-stop-shop" for financially-oriented programming, news and data will help establish the CBS.MarketWatch.com Web site as one of the premiere Web sites.

STRATEGY

     Our objective is to create the leading branded Web site for comprehensive real-time business news, financial programming and analytic tools. This strategy is designed to maximize the quantity and quality of traffic on the CBS.MarketWatch.com Web site and to develop a strong and loyal community, thereby creating an audience which is highly attractive to companies advertising and engaging in commerce over the Internet. Our strategy to achieve this objective includes the following key elements:

     Build Traffic and Audience Loyalty. We believe that the CBS name and logo, the advertising and promotion we receive from CBS, and our plans for significantly increased marketing activities will provide us with increased visibility among Web users and companies advertising and engaging in commerce over the Internet. Additionally, we are aggressively pursuing distribution relationships with high-traffic Web sites to strategically place its programming and links to its Web site as another key element in building traffic. For example, certain of our headlines are listed on Yahoo!, with links back to the CBS.MarketWatch.com Web site for the full story. We are also seeking to build our traffic with a national brand building campaign in traditional and online media.

     Deliver Original, Authoritative and Timely Programming with High Editorial Value. MarketWatch.com will continue to cover the financial markets and other areas of interest to its audience and aggressively enhance this programming by expanding its staff of journalists, columnists and selected third-party content. Led by two experienced business journalists, Larry Kramer and Thom Calandra, our editorial staff creates real-time, high quality news stories that inform, educate and entertain its audience. Our editors continuously update the CBS.MarketWatch.com site's "Front Page" throughout the trading day to emphasize the most important stories of the moment. We believe that the journalistic background of much of our senior management and their commitment to providing compelling news stories offers us a significant competitive advantage.

     Leverage CBS's Name Recognition and Resources. We believe that our strategic relationship with CBS helps attract users, facilitate advertising sales and obtain interviews with high-profile personalities. We seek to leverage this relationship and use the CBS name and logo in our marketing and throughout the site. We also benefit from the prominent usage of our logos and URL during CBS Television and Radio broadcasts, including the CBS Evening News, which reaches approximately 10.2 million persons each weeknight according to the National Nielsen Ratings for the television season through August 1998. In addition, MarketWatch.com correspondents currently appear, and our content is distributed, on the CBS Television Network and radio news programming. The distribution of such content, and the usage of our logo and URL, occur through an understanding we have with CBS. However, CBS is under no obligation to continue this arrangement, and there can be no assurance that this arrangement will continue in the future.

     Leverage DBC's Data and Analytic Tools. MarketWatch.com's strategic relationship with DBC provides access to in-depth, real-time and historical data from all of the major U.S. securities markets as well as sophisticated and proprietary software tools for analyzing and manipulating such data. We integrate such data and analytic tools with our news content to provide users a differentiated and effective service. DBC hosts the CBS.MarketWatch.com Web site and provides the necessary engineering and network infrastructure to support the Web site's operations at DBC's marginal cost.

     Build and Capitalize on Attractive Audience Demographics. We believe our Web site attracts users who as a group are more affluent and better educated than users of many other Web sites and therefore represents an attractive medium for companies that advertise and engage in commerce over the Internet. In order to attract new users and grow a loyal audience that appeals to a broad range of advertisers and business partners, we are investing in content, improved and expanded features and advertising and promotional programs. We believe that this strategy has helped to attract new advertisers on the CBS.MarketWatch.com Web site including popular consumer brands such as American Airlines, AT&T, DeBeers, Ford, Sprint, Toyota and Volvo.

     Pursue Additional Revenue Streams. We believe we have significant opportunities to capitalize on our audience and content offerings to create multiple revenue streams for future growth. In addition to advertising revenues, we currently offer limited subscription services for certain market data and analyst reports and intend to offer additional subscription services, such as exclusive news, commentary and analytic tools. We are also aggressively pursuing electronic commerce opportunities through strategic and marketing relationships with retailers and service providers focused on Web distribution. For example, we believe that our focused content and audience provides us with excellent opportunities to build strategic commerce relationships with financial service companies, such as marketers of credit cards, consumer and home loan companies and insurance providers. We also believe that an opportunity exists to leverage the MarketWatch.com brand and create strategic relationships in key international markets.

THE CBS.MARKETWATCH.COM SITE

     The CBS.MarketWatch.com Web site is a comprehensive business and financial Web site providing up-to-the-minute business news, financial programming and analytic tools. Our staff of approximately 40 professional journalists, including freelance journalists, offers real-time coverage of business and financial news and in-depth commentary on market moving trends and events. We also offer a wide range of other financial information and subscription services as well as community features to provide a "one-stop-shop" for our audience. Recent additions to the CBS.MarketWatch.com Web site include columns by well-known commentators, enhanced personal portfolio tracking features, hosted chat rooms, bulletin boards and messaging. We believe that offering comprehensive business news, financial programming and analytic tools is critical to its success as it enables us to increase audience loyalty and sense of community, average usage time and repeat visits.

     News and Editorial Content

     The CBS.MarketWatch.com front page is carefully designed and regularly updated throughout the trading day by our journalists and editors to inform our audience of the important stories of the moment. Unlike many of our Web-based competitors, we do not rely exclusively on automatic editing and display systems; instead we leverage our journalistic expertise to add a strong editorial framework to our content. From the CBS.MarketWatch.com Web site's "front page," users can access news stories, columns and headlines written by its reporters and third parties, such as Reuters, Associated Press, and PR Newswire, as well as stock quotes and other business and financial data and analytic tools. The CBS.MarketWatch.com Web site also offers limited audio and video clips of news reports that were recently broadcast on the CBS Television Network and CBS Radio by our correspondents. Users can also search a historical database of news stories by company name and ticker symbol.

     We create and publish on the CBS.MarketWatch.com Web site real-time commentary and analysis of business and financial news and a number of regular columns by our experienced editorial staff. News features include real-time headlines, stock market news and updates and coverage of technology stocks, bond markets, initial public offerings and other areas of interest to our audience. These features include:

  UPDATED THROUGHOUT                          UPDATED SEVERAL      UPDATED WEEKLY
   EACH TRADING DAY        UPDATED DAILY      TIMES PER WEEK        OR BI-WEEKLY
------------------------------------------------------------------------------------
  Analysts' Changes     Daily Calendar       The Big Cap        Bazdarich on Bonds
  Bond Report           Earnings Calendar    Clueless Investor  Beyond Stocks
  Earnings Headlines    IPO Daily Report     Capitol Reports    Cappiello's Take
  Earnings Surprises    Mutual Fund Center   Erdman's World     Cedd Moses
  Futures Movers        Press Briefing       Getting Personal   Deep Pockets
  Headlines             Thom Calandra's      I.P.Onder          Elaine Garzarelli
  Internet Daily          Stock Watch        Irwin Kellner      Kellner's Forecast
  Market Snapshot       Weekly Calendar      London Calling     Legal Options
  Media Report                               Moscow Report      Marder on Markets
  Movers & Shakers                           Screamers          SportsBiz
  Mutual Understanding                       SoapBox            Stupid Stock Tricks
  NewsWatch                                  Telecom Report     Taxing Times
  Silicon Stocks                                                Wall Street
  Software Report                                                 Eavesdropper
  Stocks to Watch                                               Zapman
  Tech Report
  Washington Sked
  World Markets

     To broaden its audience appeal, the CBS.MarketWatch.com Web site has other specialized content areas targeting novice as well as sophisticated investors. These additional areas include:

     Mutual Fund Center. A mutual fund expert provides "Superstar Fund" listings and edits the CBS.MarketWatch.com Web site's mutual fund section. The Mutual Fund Center section offers Lipper Mutual Fund Profiles and provides links to other mutual fund listings, news headlines, quotes and charts. The CBS.MarketWatch.com Web site also offers a "Fund University" section, which provides various mutual fund educational information and links to other mutual fund investing sites.

     Personal Finance. The CBS.MarketWatch.com Web site has a Getting Personal section which features regularly updated columns that provide its audience with information on a range of investment alternatives and other personal finance-related topics and creates educational programming on topics such as finance terminology and investing options.

     Tax Guide. The CBS.MarketWatch.com Web site has a seasonal online Tax Guide giving its audience a resource tool for planning tax strategies and estimating tax bills. This area provides timely special features that highlight the latest changes in tax laws and reviews and compares various tax preparation software packages.

     Third-Party Products. We also distribute products and services from some of the leading names in research and news, such as Baseline, Hoover's, Inc., INVESTools, Inc., Investor Communications Business Inc. and Zacks Inc. We receive a portion of any revenue generated from the sale of these products or services, however, to date, we have not received material revenue from these sources. Our reporters and editors also use information provided by these services in our daily news coverage.

     Data and Analytic Tools

     We offer a variety of data and analytic tools which, together with its other real time news and programming, are designed to provide a "one-stop-shop" for the financial and business needs of its audience. These include the following:

----------------------------------------------------------------------------
                DATA                                   TOOLS
----------------------------------------------------------------------------
            US Equities                Historical Charts
            International Equities     Technical Charts
            US Options                 Portfolio Management
            Mutual Funds               Volume Alerts
            Futures/Commodities        Price Alerts
            Foreign Exchange           Stock Screener
            Fixed Income
----------------------------------------------------------------------------

     Securities Price Quotes. Utilizing data gathered and packaged for online use by DBC customers, the CBS.Marketwatch.com Web site provides stock quotes from all major U.S. stock markets. These quotes are offered on a minimum delay of 15 minutes in the United States in accordance with exchange rules, and of varying periods from foreign markets. Users can also subscribe to real-time quote services, MarketWatch RT and MarketWatch Live, through the Web site. Through these stock quote pages, our audience can link to other valuable information about a particular company, including related MarketWatch.com news stories, stories from other news services, summaries of SEC filings and annual reports, summaries of analysts' information and a variety of fundamental and technical information about its stock. The CBS.MarketWatch.com Web site also provides information as to various market and industry indices, commodity contracts and currency exchange rates.

     Portfolios. In an effort to offer the most complete and functional portfolio tracking system on the Web, the CBS.MarketWatch.com Web site has a sophisticated portfolio tracking service which offers a variety of features, including the ability to:

     - track up to 200 ticker symbols in multiple portfolios;

     - access portfolios from any computer with Web access;

     - track options, mutual funds and stocks on all major U.S. and international exchanges;

     - monitor portfolios over a secure connection;

     - automatically update portfolio price views every five minutes; monitor short and long positions;

     - view transaction history and capital gains reports; and

     - download portfolio reports for use in spreadsheets, thus providing a wider set of choices for record-keeping.

     We are also developing additional features, such as an email alert when one of a user's portfolio securities trades out of its normal range and end-of-the-day emails summarizing the portfolio's activity that day. This service is offered free of charge and users can enroll by completing a simple online registration form.

     Data. The CBS.MarketWatch.com Web site offers a wide variety of data including trading volume and dollar volume information, corporate share repurchases, industry and customized local CBS affiliate indices, stock split information and other data related to global and currency markets.

     Analytics. We have developed real-time news products utilizing proprietary analytical tools. These services typically generate thousands of daily, real-time headlines based on individual stock activity. If, for example, a stock exhibits unusual volume or price activity, the software generates a real-time headline that alerts investors to that activity. The CBS.MarketWatch.com Web site also provides information relating to fixed-income securities and commodities.

     Community Features

     We believe that providing a place for our audience, financial journalists and experts in the financial world to meet and share ideas about investing will help increase brand awareness, motivate users to return to the CBS.MarketWatch.com Web site frequently and encourage our audience to spend more time on its Web site. Additionally, because we intend to integrate related news, market data and charts offered throughout our service, community members will be able to gravitate towards others who share their specific interests, enabling them to create niche user groups which can be targeted with relevant marketing campaigns and transaction opportunities. In addition, because we plan to integrate other content with these community features, community members will be exposed to other areas of the site, increasing the awareness of the breadth of our programming and other services. We believe that the personal and interactive nature of communicating with other people who share similar interests will help generate an affinity for the community and increased brand loyalty to MarketWatch.com.

     Currently, we offer a bulletin board service where users can discuss investments. In the first quarter of 1999, we intend to launch an array of communication tools designed to facilitate the creation of a much larger and more dynamic community. This suite of tools is intended to provide our audience with the means for communicating either privately, using Web-based email and instant messaging, or in affinity group message boards and chat rooms. In order to participate and to assist us in targeting its advertising, users must complete registration forms and provide demographic information about themselves.

     Our community building efforts are centered on strengthening audience loyalty, increasing page views across all areas of the site, and providing opportunities for premium sponsorships, such as sponsoring moderated chat events. Longer term, as we gather more information about the interests of its community members, it intends to offer targeted advertising in specialized discussion groups within the community and pursue electronic commerce relationships with the goal of entering into revenue sharing relationships based on transactions derived from community members.

EDITORIAL

     We maintain news bureaus in New York City, Washington D.C., San Francisco, Los Angeles and London, England. Our journalists generate between 400 and 600 finance and business-related, real-time headlines on an average trading day. We have also devoted additional staff to cover special areas of interest, including initial public offerings, the fixed income markets, futures and options and technology stocks. Also, we intend to expand our industry-based and real-time capital markets coverage. For example, we recently added columns which cover the telecommunications and the sports industries and introduced a "spot news" desk to cover the major relevant stories of the day. MarketWatch.com also receives live media feeds from PR Newswire and Business Wire, and has access to all major financial wires and broadcast channels. We also work with CBS News' global operations and presence to expand our coverage of international business and financial news. In addition to providing news coverage for the CBS.MarketWatch.com Web site, our journalists provide financial news to CBS Television News and CBS Radio news programming. We believe that by providing news reports for CBS and working with CBS News journalists, it will have the opportunity to enhance our reputation and audience reach.

     Our staff of over 40 professional journalists, including freelance journalists who write for us, are experienced editors, bureau chiefs and reporters with high standards for reporting and editing. We believe our staff provides us with a significant competitive advantage. For example, Larry Kramer, our Chief Executive Officer, was Executive Editor of the San Francisco Examiner, and a financial reporter and Metro Editor of The Washington Post. Our staff also includes Thom Calandra, Editor-in-Chief, who has been a financial columnist for the San Francisco Examiner, the London-based, lead markets editor for Bloomberg News and Online Money Editor for USA Today Online; Paul Erdman, a renowned economist and author; and Irwin Kellner, a former Chief Economist for Manufacturers Hanover Trust Bank; as well as a number of other journalists who previously worked for Bloomberg News, Associated Press, UPI, CBS Radio news, Fox News Internet and Dow Jones Television. We believe that we are one of the few Web-based companies which offers this level of journalism.

ADVERTISING AND SALES

     We are focused on providing our advertisers with a large, demographically desirable audience. We believe that our Web site attracts users who as a group are more affluent and better educated than users of many other Web sites and therefore represents an attractive medium for companies that advertise and engage in commerce over the Internet. Advertisements are displayed throughout the Web site, when a user enters the service, reviews a news story or accesses a quote or portfolio. Advertising revenues represented 56%, 59%, 68% and 74% of our net revenues for the period from our inception (October 29, 1997) through December 31, 1997 and the quarters ended March 31, June 30, and September 30, 1998, respectively.

     Prior to January 1998, we used a third-party service to sell advertising on our Web site. We are building a direct sales force, which, as of November 30, 1998, consisted of fourteen members. We believe that having an internal direct sales force allows us to better understand and meet advertisers' needs, increase our access to potential advertisers and maintain strong relationships with our existing advertising clients. Our in-house sales staff includes experienced Internet sales personnel as well as those from traditional media. The staff develops and implements its advertising strategies by creating value-added packages for advertisers from the wide range of news columns, editorial opinions and other tools and information on the CBS.MarketWatch.com Web site, including identifying strategic accounts and developing presentations and promotional materials and building relationships with advertising buyers. DoubleClick provides advertising management and delivery services for the CBS.MarketWatch.com Web site and provides advertisers with reports describing the delivery of their advertisements. See "Risk Factors -- Risks Related to Our Industry -- Risks Associated with Web Advertising."

     We currently derive, and expect to continue to derive, a substantial majority of our revenue from advertising sales. We offer a variety of advertising options that may be purchased individually or in packages such as "run of site," targeted advertising and sponsorships. Currently we offer the following advertising options on the CBS.MarketWatch.com Web site:

        Run of Site. Run of site rotations are banner advertisements that rotate on a random basis throughout the CBS.MarketWatch.com Web site, appealing to advertisers seeking to establish general brand recognition across MarketWatch.com's audience. Run of site rotations are typically sold in blocks of 1,000 impressions and generally are sold with a minimum of 100,000 guaranteed impressions over the life of the advertising contract. MarketWatch.com's current rate card CPM ranges from $25 to $35 depending on length of contract and number of impressions purchased.

        Targeted Advertising. Targeted advertisements are banner advertisements that are displayed when a user browses through specific news and quote pages, allowing advertisers to target users based on ticker symbols requested or by specific areas of interest by advertising on particular columns. Advertisers can also deliver their advertisements by region or country, time of day, frequency of use, Internet Service Provider, type of operating system or browser. Like run of site rotations, targeted advertisements are sold in blocks of 1,000 impressions. Due to the greater selectivity of the audience and because users typically spend more time on news pages

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

     than on quote pages, MarketWatch.com's current rate card CPM for targeted advertisements is generally higher than for run of site rotations, generally ranging from $25 to $50. In order to enhance the effectiveness of ad targeting, we are building a database of our registered users through an email newsletter and securities portfolio tracking service.

        Sponsorships. Sponsorships allow advertisers to gain maximum exposure on the MarketWatch.com site by featuring "buttons" on certain pages. For example, seven online brokerage services (Datek, DLJ Direct, First Trade, Mr. Stock, ScoTTrade, Trading Direct and Web Street Securities) have purchased premium sponsorship placements to gain fixed positions within the CBS.MarketWatch.com Web site and thereby present a user with the opportunity to move directly to the advertisers site to establish an account or place an order. We offer other sponsorship opportunities throughout our entire site. Sponsorships are typically sold for a fixed monthly fee over the life of the contract and may include other advertising components such as general rotation or targeted banner advertisements.

        Content Sidebars. MarketWatch.com also offers fixed location bars, or content sidebars, on selected high traffic pages to provide advertisers with greater visibility in order to feature an advertiser's content, information or tools. MarketWatch.com typically charges premium rates for the placement of these content sidebars. Content sidebars can also be sold as part of a sponsorship arrangement.

     Historically, MarketWatch.com's advertisers have been from the technology and financial services industry, but we have recently attracted advertisers from brands outside of these industries, such as American Airlines, Bell South, DeBeers, Sprint, Toyota and Volvo. MarketWatch.com believes that attracting additional advertisers from businesses outside of the financial and technology industries is important to our future success and revenue growth. See "Risk Factors -- Risks Related to Our Business -- Dependence on Financial Industry Advertisers." From November 1, 1997, through November 30, 1998, more than 100 organizations, including the following, have advertised on our Web site:

      American Century Investments                  INVESTools, Inc.
      American Express Co.                          Microsoft Corp.
      AT&T Corp.                                    Montgomery Asset Management
      Charles Schwab & Co., Inc.                    Mr. Stock
      Datek Online, Inc.                            Office Depot, Inc.
      Discover Brokerage Direct                     Quick & Reilly, Inc. - SureTrade
      Donaldson, Lufkin &                           Recreational Equipment Incorporated
        Jenrette - PC Financial                       ("REI")
      E*Trade Group, Inc.                           Scottsdale Securities, Inc.
      Fidelity Investments                          Scudder Investor Services, Inc.
      First USA                                     Salomon Smith Barney Inc.
      Ford Motor Company                            The Future Super Stock
      General Motors Corporation                    TheStreet.com
      Hewlett Packard                               Trading Direct
      International Business Machines Corp.         Trans World Airlines, Inc.
      InvestIn.Com Securities Corp.                 WYSE Securities - Pyramid Financial

     As of December 31, 1997, four customers comprised 53% of our gross accounts receivable. As of September 30, 1998, one customer comprised 11% of our gross accounts receivable balance.

STRATEGIC RELATIONSHIPS

     We believe that our strategic relationships with our principal investors, CBS and DBC, allow us to differentiate the CBS MarketWatch.com Web site as the preeminent brand for real-time business news and financial programming on the Web.

     CBS

     License. In connection with the formation of the LLC, the LLC entered into a five-year license agreement under which the Web site was renamed "CBS.MarketWatch.com" and the LLC was granted the right to use the CBS name and logo as well as CBS Television Network news content in connection with the CBS.MarketWatch.com Web site during this period. This agreement, as it will be amended and restated immediately prior to the effectiveness of this offering, which we call the Amended and Restated License Agreement, will expire on October 29, 2005. Under the terms of the Amended and Restated License Agreement, MarketWatch.com will pay CBS a percentage of Gross Revenues generated by the CBS.MarketWatch.com Web site. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Amended and Restated License Agreement will be subject to termination in the event that competitors of CBS acquire specified amounts of our Common Stock and in other events. See "Certain Transactions" for descriptions of events which could cause a termination of this agreement. Subject to certain limitations, CBS will provide us with an aggregate rate card amount of $30 million of network television, radio and Internet advertising and promotion commencing from 1997 through October 2002. Internet advertising will be limited to five percent of the total promotion delivered. CBS could terminate this advertising obligation if the Amended and Restated License Agreement is terminated. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Dependence on CBS Relationship" and "Certain Transactions" for a description of certain material risks associated with the Amended and Restated License Agreement.

     Reporting. We believe we can increase our brand awareness by providing financial news reports for CBS News and CBS Radio. Our New York City-based bureau is located in CBS facilities and frequently works with CBS News staff to generate stories for distribution over the CBS broadcast networks. We have two television correspondents who file daily reports on CBS Up-to-the-Minute overnight programming and CBS Newspath, which supplies CBS News video to CBS affiliated television stations for use in their news programs. Both correspondents also file customized daily reports to major CBS affiliates via satellite links, and contribute to the CBS Morning News. Our Editor-in-Chief, Thom Calandra, files live weekday morning reports on KPIX-TV, the CBS owned television station in San Francisco, and files reports with CBS in New York for CBS News. Our correspondents often file reports on CBS Radio news programming, covering breaking financial stories for the top-of-the-hour CBS Radio news report that is broadcast over several hundred radio stations nationwide. In addition, Frank Barnako, one of our reporters, does a twice-daily version of his Internet Daily column for use by CBS Radio affiliates. We do not receive any payments from CBS for this reporting. However, all reports delivered by our correspondents are identified as our reports. Our correspondents file these reports or provide services to CBS through an understanding we have with CBS which we believe helps to strengthen our brand awareness. We have no formal agreement with CBS with respect to any of our correspondents who provide reports to CBS or any of its affiliates. Therefore, there can be no assurance that these services will continue in the future.

     Non-Competition Provisions. The Amended and Restated License Agreement will contain certain limited non-competition provisions. However, these provisions will have certain exceptions and will not otherwise provide for an exclusive relationship. As a result, there can be no assurance that CBS will not promote, establish or otherwise provide content for a Web site or Internet service which competes with MarketWatch.com. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Potential Competition from CBS and DBC."

     We are critically dependent on our relationship with CBS. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Dependence on CBS Relationship," "-- Control by CBS and DBC," "Management" and "Certain Transactions."

     DBC

     Initial Contribution. At our formation, DBC contributed certain assets related to its DBC Online/News Business which had been operating as departments within DBC since October 1995.

In addition, DBC assigned agreements for advertising and content, portions of its award-winning Web site, dbc.com, and its related trademarks, including "MarketWatch" and the MarketWatch.com Internet domain name.

     Data and hosting. DBC currently provides delayed financial data to MarketWatch.com at no charge. It also provides real-time financial data to MarketWatch.com for dissemination to subscribers of certain of MarketWatch.com subscription services in exchange for a percentage of the subscription fee. In addition, DBC hosts and manages the CBS.MarketWatch.com Web site infrastructure and provides 24x7 network support.

     General Services. DBC will also provide MarketWatch.com with certain general services, including cash management, accounting services and human resources services. MarketWatch.com will reimburse DBC for its actual costs of providing these services.

     Payments for News. Under the Amended and Restated Services Agreement, DBC will also pay us through October 2002 a monthly per-subscriber fee for delivery of our news to all DBC subscribers, other than certain commercial ones, with a minimum payment of $100,000 per month.

     Non-Competition Provisions. Through October 29, 2005, DBC will not be able to:

     - sell advertising on a Web site that primarily delivers financial news and comprehensive stock quotes; or

     - use the Internet to sell, or authorize another to sell, real-time snap quotes to individual subscribers.

     Although the Stockholders' Agreement will contain certain non-competition provisions, these provisions will have certain exceptions and do not provide for an exclusive relationship. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Potential Competition from CBS and DBC,"
"-- Dependence on DBC Relationship" and "Certain Transactions."

MARKETING AND DISTRIBUTION

     We are seeking to establish the MarketWatch.com brand as the Web's leading provider of business and financial information. CBS will agree to provide the CBS.MarketWatch.com Web site with promotion and advertising with an aggregate rate card amount of $30 million through October 2002. This promotion and advertising will be carried or disposed on CBS Television Network programming, programming on CBS owned and operated television and radio stations and/or banner advertising on CBS Web sites over the period from October 29, 1997, through October 29, 2002. These advertising placements may take the form of 30, 15 or 10 second units, scrolls of the CBS.MarketWatch.com URL, on-air mentioning of our Web site, banner advertising and/or in credit rolls or sign-offs, with CBS having broad discretion as to the type and manner of placement. As of September 30, 1998, CBS had delivered $5.0 million rate card amount of promotion and advertising under this commitment. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Dependence on CBS Relationship."

     CBS has displayed our MarketWatch.com logo and domain name on the CBS Evening News with Dan Rather, CBS This Morning and on the news programming of the CBS Television Network and many affiliated television stations. The logo is usually displayed when business or financial news is covered during the broadcast. When they occur, these promotional activities give the CBS.MarketWatch.com Web site national promotion to the over 10.2 million people who, according to recent national Nielsen Ratings for the television season through August 1998, watch the CBS Evening News as well as the millions of additional viewers of other CBS News broadcasts. CBS is not obligated to continue to display our logo or domain name in this particular manner.

     We use journalists' appearances on CBS Television and Radio news broadcasts and on certain affiliate station broadcasts to highlight the CBS.MarketWatch.com Web site and increase the association of the Web site with CBS. When making appearances, our journalist is identified with the

MarketWatch brand. The CBS.MarketWatch.com Web site is also linked directly to the Web sites of CBS and many of its affiliate television stations. Each time a user at these Web sites clicks on the "Money" section he or she receives a graphic or story from the CBS.MarketWatch.com Web site or one of its correspondents and a direct link to the CBS.MarketWatch.com Web site.

     In addition to its CBS-related promotional activities, we advertise on a number of heavily trafficked Web sites, such as Yahoo!, Lycos, Excite and Alta Vista, and conduct a variety of other marketing and public relations programs. These programs include paid advertisements in print publications and radio broadcasts and participation in personal finance, online journalism and Internet-related conferences. We intend to increase advertising and marketing expenditures over their historical levels to continue to build awareness with its audience. To this end, we launched a national brand building campaign and intend to make substantial expenditures to advertise our brand and the CBS.MarketWatch.com Web site in traditional and online media.

     We have entered into a number of, and are aggressively pursuing additional, distribution relationships to enhance our brand name recognition and audience reach. Key distribution relationships include:

        Yahoo! Inc. Yahoo! has agreed to index certain of the CBS.MarketWatch.com news headlines in the Finance section of Yahoo! with links to the CBS.MarketWatch.com Web site for the full story. In addition, we will advertise on Yahoo! over the 12 month period following the closing of this offering. We also have a content distribution relationship with Yahoo! under which we will provide at no charge a version of its Market Snapshot Report on a daily basis to registered users of the Investment Challenge fantasy investment game on Yahoo!'s Finance section.

        Quicken.com. Intuit has agreed to display certain of our news columns and features in portions of its Quicken.com Web site. We will receive a share of any revenues from the sale of advertising on the Quicken.com pages which display this content.

        Universal Feature Syndicate. In June 1998, we entered into an agreement with Universal Feature Syndicate under which Universal Feature Syndicate will market certain of the CBS.MarketWatch.com editorial features to newspapers exclusively in North America and non-exclusively throughout the world for syndication in print and electronic editions.

        News Alert. In March 1998, we entered into an agreement with News Alert, Inc. under which News Alert will provide certain third-party news feed collection, databasing and display services for the CBS.MarketWatch.com Web site. In addition, News Alert may also make certain of the CBS.MarketWatch.com editorial content available as a news feed to certain of News Alert's other customers.

        Brand Label Quotes Pages. We also seek to increase our revenues and name recognition by hosting co-branded financial information pages, or Brand Label Quotes Pages, accessible to visitors of other companies' Web sites who wish to retrieve market quotations and financial news. The presence of links on the Brand Label Quotes Pages to relevant MarketWatch.com news stories also helps drive traffic to the CBS.MarketWatch.com Web site. Web sites with these Brand Label Quotes Pages include Web sites operated by American Express Financial Direct, Callaway Golf, Cigar Aficionado, Conde Naste's cnCurrency.com, Hoover's Inc., IPO Monitor, National Discount Broker, Proctor & Gamble, Rocky Mountain News, Muriel Siebert & Co., SportsLine USA, and Wine Spectator, among others. Generally, we sell advertising on portions of, and receive hosting fees for these pages. To date, revenues from these Brand Label Quotes Pages have constituted less than 10% of our aggregate revenues.

     We believe that distribution relationships of this type are important to our continued growth and to increase our exposure to our target audience. We intend to continue to aggressively pursue additional distribution relationships. See "Risk Factors -- Risks Related to Our Business -- Need to Establish and Maintain Strategic Relationships with Other Web sites."

SUBSCRIPTION SERVICES

     While substantially all of the programming available on the CBS.MarketWatch.com Web site is currently free of charge, the CBS.MarketWatch.com Web site offers subscription-based third-party financial data services which are targeted for sophisticated investors. These services are currently created and provided by DBC on a non-exclusive basis under a revenue sharing arrangement. See "-- Strategic Relationships." MarketWatch.com is developing and, in the future, intends to introduce additional subscription services, such as exclusive news, commentary and analytic tools.

     We act or will act as DBC's sales agent with respect to the following DBC services in exchange for a fee for new subscribers obtained through the CBS.MarketWatch.com Web site:

     MarketWatch RT. MarketWatch RT is a browser-based, real-time financial data service providing on demand real-time quotes from the American and New York Stock Exchanges and NASDAQ. The service is available for a $34.95 monthly fee which includes non-professional exchange fees of $12.50 for those three exchanges. Premium research from Baseline is also available through this service. DBC pays MarketWatch.com a monthly royalty for each subscriber. DBC provides all customer and MIS support for this service. In August 1998, we began marketing MarketWatch RT Wireless, a product for use with hand-held computing devices such as Windows CE devices and Palm Pilots. In the future, we do not expect to derive a material amount of revenue from this service.

     MarketWatch LIVE. MarketWatch LIVE is a Windows-based, real-time financial data service providing "streaming" real-time quotes over the Internet from all major US equity and futures exchanges. The base fee for this product is $79 per month. Premium research from Baseline is also available through this service. DBC pays MarketWatch.com a monthly royalty on revenues derived from this service. DBC provides all customer and MIS support for this service. In the future, we do not expect to derive a material amount of revenue from this service.

     Our Web site also offers, for a fee, third party financial data and other services through the Web site, such as Hoover's, Inc., which provides company profiles, Zacks Inc., which provides company earnings estimates, and Baseline, which provides company research reports. We receive a portion of the revenue from the sale of these products or services through the CBS.MarketWatch.com Web site. We do not currently and, in the future do not intend to, derive a material amount of revenue from these services.

INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

     The CBS.MarketWatch.com Web site is hosted at, and all of its network operations are controlled from, DBC's facilities in Hayward, California. DBC provides multiple Web servers which run Microsoft Windows and Microsoft NT operating systems and use Microsoft Internet Information Server. Internet access is maintained through multiple DS3 connections with three different tier one ISPs, UUNET, Digex and MCI. The computer equipment used to operate the CBS.MarketWatch.com Web site at DBC's facilities is powered by multiple uninterruptible power supplies. Our operations are dependent upon our ability to protect systems against damage from fire, earthquakes, power loss, telecommunications failure, break-ins, computer viruses, hacker attacks and other events beyond our control. Our insurance policies have low coverage limits and therefore our insurance may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. DBC is also developing a redundant network operations center in Salt Lake City, Utah. However, we do not presently have a formal disaster recovery plan.

     We are expanding our internal development group to create new, and enhance existing, services, tools and features. For example, this group recently developed a database portfolio application that, among other features, allows users to track up to 200 ticker symbols each in multiple portfolios and view the portfolio information through a secure connection. We are also developing an advanced charting application which is designed to provide intraday ticker and interval charts. We also utilize third-party technology for certain of its services and tools. For example, we licensed news database technology to allow users to search for news stories from multiple third-party sources by ticker symbol, keyword and news source. We have also entered into an agreement with a software development firm that will provide a new community application system, with functionality such as message boards, chat and instant messaging. As of September 30, 1998, we had nine personnel dedicated to product and content development, and for the nine months ended September 30, 1998, our product development expenditures were $1,036,000.

     Our market is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. These are exacerbated by the recent growth of the Web and the intense competition in our industry. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services. We could also incur substantial costs if we need to modify our services or infrastructure in order to adapt to these changes. Our business could be adversely affected if we incurred significant costs without adequate results or cannot adapt to these changes.

COMPETITION

     The market for Internet services and products is relatively new, intensely competitive and rapidly changing. The number of Web sites on the Internet competing for consumers' attention and spending has proliferated and we expect that competition will continue to intensify. We compete, directly and indirectly, for advertisers, viewers, members and content providers with the following categories of companies:

     - publishers and distributors of traditional off-line media, such as television, radio and print, including those targeted to business, finance and investing needs, many of which have established or may establish Web sites, such as The Wall Street Journal, CNN and CNBC;

     - general purpose consumer online services such as America Online and Microsoft Network, each of which provides access to financial and business-related content and services;

     - online services or Web sites targeted to business, finance and investing needs, such as TheStreet.com and Motley Fool; and

     - Web search and retrieval and other online services, such as Excite, Inc., InfoSeek Corporation, Lycos, Inc., Yahoo! Inc., and other high-traffic Web sites, such as those operated by Netscape Communications Corporation, which offer quotes, financial news and other programming and links to other business and finance related Web sites.

     We anticipate that the number of direct and indirect competitors will increase in the future. This could result in price reductions for its advertising, reduced margins, greater operating losses or loss of market share, any of which would materially adversely affect our business, results of operations and financial condition.

     Although the Amended and Restated License Agreement and Stockholders' Agreement will contain non-competition provisions, these provisions will have certain exceptions. As a result, there can be no assurance that CBS or DBC will not promote, establish or otherwise provide content for a competitive Web site or Internet service. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Potential Competition from CBS and DBC" and "Certain Transactions."

     We believe our programming and content compete favorably with our competitors, as many of them do not primarily provide real-time coverage by experienced journalists. However, many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in the Web market, greater name recognition, larger customer bases and higher amounts of user traffic and significantly greater financial, technical and marketing resources. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, make more attractive offers to potential employees, distribution partners, advertisers and content providers and may be able to respond more quickly to new or emerging technologies and changes in Web user requirements. Further, there can be no assurance that they will not develop services that are equal or superior to ours or that achieve greater market acceptance than our offerings. Increased competition could also result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect our business, results of operations and financial condition.

     The Web, and MarketWatch.com specifically, also must compete with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. Web companies and MarketWatch.com would lose revenue if the Web is not perceived as an effective advertising medium. As a result, there can be no assurance that we will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on our business, results of operations and financial condition. See "Risk Factors -- Risks Related to Our
Business -- Intense Competition for Web-Based Business and Financial Content."

INTELLECTUAL PROPERTY

     We rely primarily on a combination of copyrights, trademarks, trade secret laws, our user policy and restrictions on disclosure to protect our intellectual property, such as our content, trademarks, trade names and trade secrets. We also enter into confidentiality agreements with our employees and consultants, and seek to control access to and distribution of our other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the content on our Web site or our other intellectual property without authorization. There can be no assurance that these precautions will prevent misappropriation or infringement of our intellectual property. A failure to protect our intellectual property in a meaningful manner could have a material adverse effect on our business, operating results and financial condition. In addition, we may need to engage in litigation in order to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and other resources, either of which could have a material adverse effect on our business, operating results and financial condition.

     We license the CBS logo, name and certain news content from CBS pursuant to the Amended and Restated License Agreement. This agreement could terminate in certain circumstances and also involves a number of other risks. See "Risk Factors -- Risks Relating to Our Relationships with CBS and DBC -- Dependence on CBS Relationship."

     We also use certain licensed third-party technology, such as software from DoubleClick, and data and content from third parties. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software or content infringes any person's proprietary rights. There can be no assurance that the outcome of any litigation between such licensors and a third party or between us and a third party will not lead to royalty obligations for which we are not indemnified or for which such indemnification is insufficient, or that we will be able to obtain any additional license on commercially reasonable terms if at all. In the future, we may seek to license additional technology or content in order to enhance our current features or to introduce new services, such as certain of the community features we may introduce. There can be no assurance that any such licenses will be available on commercially reasonable terms, if at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on our business, results of operations and financial condition.

     Because we license some data and content from third parties, our exposure to copyright infringement actions may increase because we must rely upon such third parties for information as to the origin and ownership of such licensed content. We generally obtain representations as to the origins and ownership of such licensed content and generally obtain indemnification to cover any breach of any such representations. However, there can be no assurance that such representations will be accurate or that such indemnification will be sufficient to provide adequate compensation for any breach of such representations.

     There can be no assurance that infringement or other claims will not be asserted or prosecuted against us in the future whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could materially adversely affect our business, results of operations and financial condition. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to introduce new content or trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis, our business, results of operations and financial condition could be materially adversely affected.

EMPLOYEES

     As of November 30, 1998, there were 61 personnel dedicated full time to our business, ten of these personnel worked in product and content development, 17 in sales and marketing, 25 in editorial and nine in administration. Such personnel are currently on the payroll of DBC and are provided to us pursuant to the Original Services Agreement with DBC. Effective as of the earlier of the effective time of this offering or January 1, 1999, we expect that such personnel will become our direct employees. We have never had a work stoppage and no personnel are represented under collective bargaining agreements. We consider our employee relations to be good.

     We believe that our future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of our senior management and key sales and technical personnel. None of our personnel is bound by an employment agreement that prevents such person from terminating his or her relationship at any time for any reason. Competition for qualified personnel is intense, particularly in the San Francisco Bay Area, where our headquarters is located. At times we have experienced difficulties in attracting new personnel. There can be no assurance that we will successfully attract, integrate, retain and motivate a sufficient number of qualified personnel to conduct our business in the future. See "Risk Factors -- Risks Related to Our Business -- Need to Expand Our Business and Related Problems."

FACILITIES

     Our principal administrative, sales, marketing and research development facilities are located in approximately 11,000 square feet of office space in San Francisco, California leased from CBS. See "Certain Transactions." We believe that our current facilities will be adequate to meet our needs for the foreseeable future. All of our communications and network infrastructure is hosted at DBC's facilities in the San Francisco Bay Area, with a redundant site in Salt Lake City, Utah. Any system failure at these locations could lead to interruptions, delays or cessations in service to users of the CBS.MarketWatch.com Web site, which could have a material adverse effect on our business, results of operations and financial condition. See "Risk
Factors -- Risks Related to Our Relationship with CBS and DBC -- Dependence on DBC Relationship" and "-- Risks Related to Our Business -- Risk of Increased Users Straining Our Systems and Other System Malfunctions."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of MarketWatch.com:

                  NAME                      AGE                    POSITION
                  ----                      ---                    --------
Larry S. Kramer.........................    48     President, Chief Executive Officer and
                                                   Director
J. Peter Bardwick.......................    40     Chief Financial Officer and Secretary
Thom Calandra...........................    42     Editor-in-Chief and Vice President of
                                                   News
William Bishop..........................    30     Vice President of Business Development
Scot McLernon...........................    41     Vice President of Advertising Sales
Michele Chaboudy........................    51     Vice President of Marketing
James A. DePalma(2).....................    47     Director
Alan J. Hirschfield(1)..................    63     Director
Allan R. Tessler........................    62     Director
Mark F. Imperiale(2)....................    48     Director
Andrew Heyward(1).......................    48     Director
Michael H. Jordan.......................    62     Director

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Mr. Kramer has served as President, Chief Executive Officer and a member of the Board of Directors of MarketWatch.com since October 1997. From February 1994 until October 1997, Mr. Kramer served as Vice President for News and Sports of DBC. In January 1991, Mr. Kramer co-founded DataSport Inc. ("DataSport"), a developer of hand-held sports information monitors, and he served as DataSport's President from its founding until February 1994, when DataSport was acquired by DBC. Prior to founding DataSport, Mr. Kramer spent more than twenty years in journalism, including serving as a financial reporter, Metro Editor and Assistant Managing Editor of the Washington Post, and most recently serving as Executive Editor of the San Francisco Examiner. He has been a recipient of National Press Club, Gerald E. Leob and Associated Press Awards. During Mr. Kramer's tenures at the Washington Post and the San Francisco Examiner, his staffs at each paper won a Pulitzer Prize. Mr. Kramer serves as a member of the Board of Directors of American Information Company, which conducts an auto buying service under the name "Consumers Car Club" through its carclub.com Web site. Mr. Kramer holds a B.S. degree in Journalism from Syracuse University and an M.B.A. degree from the Harvard Business School.

     Mr. Bardwick has served as Chief Financial Officer of MarketWatch.com since June 1998. From June 1996 until June 1998, Mr. Bardwick was Managing Director of Star Media Capital, a Dallas, Texas-based, boutique investment bank serving the media and broadcasting industries. From April 1993 until December 1995, Mr. Bardwick served first as Chief Financial Officer and Executive Vice President, and then as a consultant to The Beasley Broadcasting Group, a national radio broadcasting company. Mr. Bardwick previously was also Vice President, Finance, for Westwood One, Inc., a producer of nationally syndicated radio news and entertainment programming. (Westwood One is currently affiliated with CBS, but was not during Mr. Bardwick's employment). He was a Vice President in Corporate Finance with Salomon Brothers Inc and was with Citicorp Investment Bank prior to that time. Mr. Bardwick holds a B.A. degree in Political Science from the University of Michigan and an M.B.A. degree from the University of Michigan, Graduate School of Business.

     Mr. Calandra has served as Editor-in-Chief and Vice President of News of MarketWatch.com since October 1997. He was Director of News with DBC from April 1996 until October 1997 and was a consultant to DBC from February 1996 until April 1996. From October 1995 until January 1996, he served as Financial Editor with USA Today Online, the USA Today newspaper's Web site. Mr. Calandra was employed by Bloomberg LP, a financial news service, from January 1994 until September 1995, serving in its London office and holding positions as the lead markets editor and European financial columnist. From August 1988 until December 1993, he served as financial columnist and business reporter with the San Francisco Examiner. Mr. Calandra holds a B.A. degree in Arts from City University of New York and an M.A. degree in English from the University of Arizona.

     Mr. Bishop has served as Vice President of Business Development of MarketWatch.com since the Company's formation in October 1997. From August 1995 until October 1997, Mr. Bishop was employed by DBC, most recently as Director of DBC Online. From August 1993 until May 1995, Mr. Bishop attended the Johns Hopkins University School of Advanced International Studies. Mr. Bishop holds a B.A. degree in East Asian Studies from Middlebury College and an M.A. degree in International Economics from John Hopkins University.

     Mr. McLernon has served as Vice President of Advertising Sales of MarketWatch.com since January 1998. From March 1997 until December 1997, he served as National Director of Advertising Sales with Quote.com, Inc., a financial news Web site operator. Mr. McLernon was also the National Director of Internet Strategy with Softbank Interactive Marketing, a subsidiary of Softbank Corp., a distributor and wholesaler of software and peripheral equipment for PCs, from March 1996 until March 1997. From June 1994 until March 1996, he served as Account Manager with Interactive Marketing. From May 1993 until June 1994 he was a sales consultant with Pacific Bell Interactive Services.

     Ms. Chaboudy has served as Vice President of Marketing of MarketWatch.com since May 1998. From January to May 1998, she was a consultant to MarketWatch.com. From November 1997 until January 1998, she was an independent marketing consultant. From March 1997 until November 1997, Ms. Chaboudy served as a Director, responsible for marketing and business development, at the Wired News division of Wired Digital Inc., a magazine publisher. From September 1996 until March 1997, she was a marketing consultant. From January 1996 until September 1996, she served as the Senior Vice President for Marketing and Sales for World Pages Inc., an Internet directory provider. From April 1995 until December 1995, she was a Director of Urban & Associates, a consulting firm serving the newspaper industry. Ms. Chaboudy served as Vice President of Marketing for the Houston Post from May 1993 until April 1995. Ms. Chaboudy holds a B.A. degree in History from DePauw University, an M.B.A. degree from Pepperdine University and a Master's degree in Library & Information Sciences from Indiana University.

     Mr. DePalma has served as a member of the Board of Directors of MarketWatch.com since November 1998. Mr. DePalma has served as Vice President, Finance CBS Television Network since February 1998. From January 1995 until February 1998, he was Vice President, Finance of CBS Corporation. Mr. DePalma spent the prior 10 years as a partner with Coopers & Lybrand specializing in the communications and broadcasting industries. Mr. DePalma holds a B.A. degree in Accounting from Bentley College.

     Mr. Hirschfield has served as a member of the Board of Directors of MarketWatch.com since March 1998 and as Co-Chief Executive Officer and Co-Chairman of the Board of Directors of DBC since June 1992. Prior to joining DBC, Mr. Hirschfield served as Managing Director of Schroder Wertheim & Co., an investment banking firm, and as a consultant to the entertainment and media industry. He formerly served as Chief Executive Officer of Twentieth Century Fox Film Corp. and Columbia Pictures Inc. from 1980 to 1985 and 1973 to 1978, respectively. Mr. Hirschfield currently serves on the Boards of Directors of Cantel Industries, Inc. and Chyron Corporation. Mr. Hirschfield holds a B.A. degree in Finance from the University of Oklahoma and an M.B.A. degree from the Harvard Business School.

     Mr. Tessler has served as a member of the Board of Directors of MarketWatch.com since August 1998 and as Co-Chief Executive Officer and Co-Chairman of the Board of DBC since June 1992. Mr. Tessler also serves as the Chief Executive Officer and Chairman of International Financial Group, Inc., a private merchant bank, Chairman of Enhance Financial Services Group, Inc., a reinsurance and credit enhancement insurance firm and Jackpot Enterprises, Inc., a company that operates gaming machines in major chain stores in Nevada, and as a member of the Boards of Directors of The Limited, Inc., Allis-Chalmers Corporation, and Rhone Capital, LLC, and he is a Trustee of Cornell University. Mr. Tessler holds a B.A. degree and a J.D. degree from Cornell University.

     Mr. Imperiale has served as a member of the Board of Directors of MarketWatch.com since October 1997. Mr. Imperiale was named President, Chief Operating Officer and Chief Financial Officer of DBC in September 1996, having served with that company as Executive Vice President and Chief Financial Officer since July 1994. Mr. Imperiale was formerly Executive Vice President and Chief Financial Officer of Ameriscribe Corporation ("Ameriscribe"), a facilities management company from May 1992 through October 1993, when Ameriscribe was acquired by Pitney Bowes Inc., and where he continued as a consultant through December 1993. Mr. Imperiale spent the prior 10 years in the securities industry, with Prudential Securities, Merrill Lynch, and First Boston Corporation. Mr. Imperiale, a certified public accountant, worked with Arthur Young & Company from 1973 to 1983 in the public accounting field. Mr. Imperiale holds a B.A. degree and an M.B.A. degree from Rutgers University.

     Mr. Heyward has served as a member of the Board of Directors of MarketWatch.com since March 1998. Mr. Heyward has served as President of CBS News since January 1996. From October 1994 until January 1996, he was Executive Producer of "CBS Evening News with Dan Rather" and Vice President of CBS News. From February 1993 until October 1994, Mr. Heyward served as Executive Producer of the CBS News magazine "Eye to Eye With Connie Chung." Prior to that time, he was responsible for developing CBS's "48 Hours" series. Mr. Heyward holds a B.A. in History and Literature from Harvard University.

     Mr. Jordan has served as a member of the Board of Directors of MarketWatch.com since June 1998. Mr. Jordan has served as the Chairman and Chief Executive Officer of CBS Corporation since June 1993. Mr. Jordan currently serves on the Boards of Directors of Aetna Inc. and Dell Computer Corporation. Mr. Jordan holds a B.S. degree from Yale University and an M.S. degree from Princeton University. Mr. Jordan will retire from CBS Corporation effective January 1, 1999.

     Several members of our senior management joined us in 1998, including our Vice President of Advertising Sales in January, Vice President of Marketing in May and Chief Financial Officer in June. These individuals have not previously worked together and are becoming integrated as a management team, and there can be no assurance that they will be able to work together effectively or successfully manage our growth. The Board of Directors of MarketWatch.com (the "Board") will initially be comprised of seven directors. Directors are elected by the stockholders of each annual meeting of stockholders or until their successors are duly elected and qualified. Six of the initial directors will be appointed pursuant to the provisions of the Stockholders' Agreement described in "Certain Transactions." Each of CBS and DBC will have the right to designate for election to the Board:

     - three candidates, so long as it holds at least 30% of our outstanding voting securities;

     - two candidates, so long as it holds at least 20% but less than 30% of our outstanding voting securities; or

     - one candidate, so long as it holds at least 1% of our outstanding voting securities.

     So long as the Amended and Restated License Agreement remains in effect, CBS will also have the right to nominate at least one candidate to our Board of Directors, regardless of the number of our voting securities held by it. If the size of the Board is increased, CBS and DBC will each have the right to nominate a number of candidates to the Board based upon the percentage of our outstanding voting securities then held by them. In addition, each of CBS and DBC will be obligated to vote the voting securities held by it for the other party's designated candidates. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Control by CBS and DBC." All executive officers are elected by, and serve at the discretion of, the Board.

BOARD COMMITTEES

     The Audit Committee has the responsibility to review audited financial statements and accounting practices of MarketWatch.com, and to consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The Audit Committee is currently comprised of Messrs. Imperiale and DePalma. The Compensation Committee reviews and approves the compensation and benefits for our key executive officers, administers our employee benefit plans and makes recommendations to the Board regarding such matters. The Compensation Committee is currently comprised of Messrs. Heyward and Hirschfield.

DIRECTOR COMPENSATION

     Directors are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at Board and Board committee meetings. In October 1997, MarketWatch.com granted to Mr. Kramer a non-plan option to purchase a membership interest in the LLC, which will represent an option to purchase 200,000 shares of Common Stock, with an exercise price per share of $4.00 after the Reorganization.

     In September 1998, the Board adopted, subject to stockholder approval, the 1998 Directors Stock Option Plan (the "Directors Plan") and reserved a total of 50,000 shares of Common Stock for issuance thereunder. Members of the Board who are not our employees or of any affiliated company are eligible to participate in the Directors Plan. Option grants under the Directors Plan are automatic and nondiscretionary. The exercise price of such options is the fair market value of the Common Stock on the date of grant.

     Each eligible director who first becomes a member of the Board on or after the effective date of the Registration Statement of which this Prospectus forms a part will be granted an option to purchase 10,000 shares. At each annual meeting of stockholders, each eligible director will automatically be granted an additional option to purchase 2,000 shares if he has served continuously as a member of the Board since the date of such director's initial grant. The options have 10 year terms. They will terminate seven months following the date the director ceases to be a director or a consultant of MarketWatch.com, 12 months if the termination is due to death or disability. All options granted under the Directors Plan will vest as to 33 1/3% of the shares on each anniversary of the option grant date. Additionally, immediately prior to the dissolution, liquidation of MarketWatch.com or a "change in control" transaction, the vesting of the options will accelerate and the options will be exercisable for a period of up to seven months following the transaction. After that time any unexercised options will expire.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to this offering, our Board did not have a compensation committee and all compensation decisions were made by the full Board. Mr. Kramer did not participate in Board deliberations with respect to his compensation. Upon completion of this offering, the Compensation Committee will make all compensation decisions. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     Pursuant to Messrs. Kramer and Bardwick's employment agreements, the vesting of their stock options will be accelerated upon certain changes of control of MarketWatch.com. See "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning the compensation awarded to, earned by, or paid for services rendered to the Predecessor Business and MarketWatch.com in all capacities during the year ended December 31, 1997, by our Chief Executive Officer. No other executive officer who held office at December 31, 1997 received total annual compensation for services rendered to the Predecessor Business and MarketWatch.com in excess of $100,000 in 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                  ANNUAL COMPENSATION                 AWARDS
                                         --------------------------------------   --------------
                                                                     OTHER          SECURITIES
                                                                    ANNUAL          UNDERLYING
      NAME AND PRINCIPAL POSITION        SALARY(1)     BONUS    COMPENSATION(2)   OPTIONS (#)(3)
      ---------------------------        ----------   -------   ---------------   --------------
Larry S. Kramer........................  $  167,000   $50,000      $  4,879          200,000
  President and Chief Executive Officer

---------------
(1) Scot McLernon, who joined MarketWatch.com in January 1998 as Vice President of Advertising Sales, is compensated at an annual base salary of $95,000 and is entitled to bonus compensation based on a percentage of our advertising and sponsorship sales. Michele Chaboudy, who joined MarketWatch.com in May 1998 as Vice President of Marketing, is compensated at an annual salary of $100,000. Mr. Bardwick, who joined MarketWatch.com in July 1998 as Chief Financial Officer, is currently compensated at an annual rate of $200,000. See "Certain Transactions."

(2) Represents health insurance premiums and contributions to the Data Broadcasting Corporation 401(k) Profit Sharing Plan.

(3) All option grants were initially grants of options to purchase membership interests in the LLC. The number in this column gives effect to the conversion of the LLC into a corporation, which will occur immediately prior to the closing of this offering, as if such transaction had occurred prior to January 1, 1997.

                          OPTION GRANTS IN FISCAL YEAR

     The following table sets forth certain information regarding stock options granted to our Chief Executive Officer during the year ended December 31, 1997. All option grants were initially grants of options to purchase membership interests in the LLC. The numbers in this table give effect to the Reorganization which will occur immediately prior to the closing of this offering as if such transaction had occurred prior to January 1, 1997.

                                          INDIVIDUAL GRANTS(1)                        POTENTIAL REALIZABLE
                       -----------------------------------------------------------      VALUE AT ASSUMED
                       NUMBER OF                                                      ANNUAL RATES OF STOCK
                       SECURITIES    PERCENT OF TOTAL                                PRICE APPRECIATION FOR
                       UNDERLYING   OPTIONS GRANTED TO     EXERCISE                      OPTION TERMS(2)
                        OPTIONS        EMPLOYEES IN         PRICE       EXPIRATION   -----------------------
        NAME           GRANTED(#)   FISCAL YEAR(%)(3)    PER SHARE(4)      DATE         5%           10%
        ----           ----------   ------------------   ------------   ----------   ---------   -----------
Larry S. Kramer......   200,000            44.8%            $4.00       10/30/2007   $503,116    $1,274,994

---------------
(1) Options granted in 1997 were granted outside of any plan. These options become exercisable with respect to 33 1/3% of the shares subject to such option on each anniversary of the grant date. These options have a term of ten years. See "-- Employee Benefit Plans" for a description of the material terms of these options. In addition to the option grants set forth in the above table:

     - in January 1998, MarketWatch.com granted to Mr. McLernon an option to purchase 75,000 shares of Common Stock at an exercise price of $8.00 per share;

     - in May 1998, MarketWatch.com granted to Ms. Chaboudy an option to purchase 50,000 shares of Common Stock at an exercise price of $11.00 per share; and

     - in July 1998, MarketWatch.com granted to Mr. Bardwick an option to purchase 100,000 shares of Common Stock at an exercise price of $4.00 per share.

(2) Potential realizable value is based on the assumption that the Common Stock of MarketWatch.com appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by

     - multiplying the number of shares of Common Stock subject to a given option by the exercise price;

     - assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and

     - subtracting from that result the aggregate option exercise price.

(3) MarketWatch.com granted options to purchase an aggregate of 446,250 shares of Common Stock to all employees during 1997.

(4) Options were generally granted at an exercise price equal to the fair market value of our Common Stock, as determined by the management committee of the LLC. In determining the fair market value of the Common Stock on each grant date, the management committee considered, among other things, the value of assets contributed to MarketWatch.com from DBC, MarketWatch.com's absolute and relative levels of revenues and other operating results, the state of MarketWatch.com's Web site development, increases in operating expenses, the absence of a public trading market for MarketWatch.com's securities, the intensely competitive nature of MarketWatch.com's market and the appreciation of stock values of a number of generally comparable Internet companies. See "-- Director Compensation," "-- Employment Contracts and Change of Control Arrangements" and "-- Employee Benefit Plans" for a description of the material terms of these options.

                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth for our Chief Executive Officer the number and year-end value of exercisable and unexercisable options for the year ended December 31, 1997. All option grants were initially grants of options to purchase membership interests in the LLC. The numbers in this table give effect to the Reorganization which will occur immediately prior to the closing of this offering as if such transaction had occurred during 1997.

                                       NUMBER OF SECURITIES
                                      UNDERLYING UNEXERCISED             VALUE OF UNEXERCISED
                                              OPTIONS                    IN-THE-MONEY OPTIONS
                                      AT DECEMBER 31, 1997(1)            AT DECEMBER 31, 1997
                                   -----------------------------     -----------------------------
              NAME                 EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
              ----                 -----------     -------------     -----------     -------------
Larry S. Kramer..................       --            200,000            $--           $800,000

---------------
(1) Options shown are subject to vesting as described in footnote (1) to the option grant table above. See "-- Employee Benefit Plans" for a description of the material terms of these options.

     No options were exercised during 1997 by the Chief Executive Officer or any other executive officer of MarketWatch.com. No compensation intended to serve as incentive for performance to occur over a period longer than one year was paid pursuant to a long-term incentive plan during 1997 to the Chief Executive Officer or any other executive officer of MarketWatch.com. MarketWatch.com does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service with the Chief Executive Officer or any other executive officer of MarketWatch.com.

EMPLOYEE BENEFIT PLANS

     Since October 1997, MarketWatch.com has issued options to purchase membership interests in the LLC. In connection with the Reorganization, outstanding options will be assumed by MarketWatch.com and will represent the right to purchase shares of Common Stock rather than membership interests of the LLC. Each such option will be converted into an option to purchase Common Stock based upon a ratio of 1,000 shares of Common Stock for each 0.01% membership interest. The options to purchase LLC membership interests outstanding on November 30, 1998 will be converted into options to purchase 863,500 shares of Common Stock and they would have a weighted average exercise price of $6.25 per share (assuming the Reorganization occurred as of such date). These options will be subject to terms substantially similar to those described below with respect to options to be granted under the 1998 Equity Incentive Plan described below. Shares covered by any outstanding option that expires unexercised become available again for grant under the 1998 Equity Incentive Plan described below.

     1998 Equity Incentive Plan. In September 1998, the Board adopted, subject to stockholder approval, the 1998 Equity Incentive Plan. The total number of shares of Common Stock reserved for issuance thereunder is 1,450,000 less the number of shares of Common Stock subject to non-plan options outstanding on the date of this Prospectus. If all non-plan options to purchase LLC membership interests outstanding on November 30, 1998 remain outstanding they will be converted into options to purchase 863,500 shares of Common Stock. In that case, 586,500 shares of Common Stock will be reserved for issuance under the plan. The plan will become effective on the date of this Prospectus. Shares will again be available for issuance under the plan that:

     - are subject to issuance upon exercise of an option granted prior to adoption of the plan (including shares subject to non-plan options outstanding on the date of this Prospectus) or under the plan that cease to be subject to such option for any reason other than exercise of such option;

     - have been issued pursuant to the exercise of an option granted under the plan with respect to which our right of repurchase has not lapsed and are subsequently repurchased by us;

     - are subject to an award granted under the plan that are forfeited or are repurchased by us; or

     - are subject to stock bonuses granted under the plan that otherwise terminate without shares being issued.

     This plan will terminate in September, 2008, unless sooner terminated in accordance with the terms of the plan.

     The plan authorizes the award of options, restricted stock awards and stock bonuses. No person can receive more than 400,000 shares in any calendar year pursuant to awards under the plan. However, new employees can receive up to 500,000 shares in the calendar year in which such employee commences employment. The plan will be administered by the Compensation Committee of the Board of Directors. The committee has the authority to interpret the plan and any agreement made thereunder, grant awards and make all other determinations to administer the plan.

     The plan provides for the grant of both incentive stock options, or ISOs, that qualify under Section 422 of the Internal Revenue Code, and nonqualified stock options or NQSOs. ISOs may be granted only to our employees or employees of a parent or subsidiary. NQSOs and all other awards other than ISOs may be granted to our employees, directors and other third parties who render services to us or any parent or subsidiary that are not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of ISOs must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of NQSOs must be at least equal to 85% of the fair market value of the Common Stock on the date of grant. Options granted under the plan have a maximum term of 10 years. Awards granted under the plan may not be transferred other than by will or by the laws of descent and distribution. They generally must also be exercised during the lifetime of the optionee only by the optionee.

     Options granted under the plan generally expire three months after the termination of the optionee's service, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or termination of service. Options will generally terminate immediately upon termination for cause. If MarketWatch.com is dissolved or liquidated or has a "change in control" transaction, outstanding awards may be assumed or substituted by the successor corporation, if any. If a successor corporation does not assume or substitute the awards, the Compensation Committee may accelerate the vesting of the awards prior to the effectiveness of the transaction.

     401(k) Plan. Employees of MarketWatch.com participate in the Data Broadcasting Corporation 401(k) Profit Sharing Plan, a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. All personnel who have completed six consecutive months of service with MarketWatch.com are eligible to participate and may enter the plan as of the first day of January, April, July or October. Participants may make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. MarketWatch.com may make matching contributions on a discretionary basis to the plan. Each Participant is fully vested in his or her contributions, any matching contributions, and the investment earnings thereon. Contributions by the participants or MarketWatch.com, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Contributions by MarketWatch.com, if any, are generally deductible by MarketWatch.com when made. Contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. MarketWatch.com made no matching contributions to the plan as of September 30, 1998. MarketWatch.com intends to implement its own 401(k) Plan after this offering.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to MarketWatch.com or its stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under the section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law.

     Our Bylaws provide that:

     - we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to certain very limited exceptions;

     - we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise required by law, our Amended and Restated Certificate of Incorporation, our Bylaws or agreements; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law, subject to certain very limited exceptions.

     Prior to the completion of this offering, we intend to enter into Indemnification Agreements with each of our directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification described above and to provide additional procedural protections. In addition, we intend to obtain directors' and officers' insurance providing indemnification for our directors, officers and certain employees for certain liabilities. We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors and officers.

     The limitation of liability and indemnification provisions in our Amended and Restated Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood or derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                              CERTAIN TRANSACTIONS

     Since the inception of the Predecessor Business, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of our Common Stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other the compensation agreements and other arrangements, which are described where required in "Management," and the transactions described below. The agreements described below are included as exhibits to the Registration Statement of which this Prospectus forms a part.

FORMATION TRANSACTIONS

     On October 29, 1997, CBS and DBC entered into a limited liability company agreement and certain related agreements relating to the formation of the LLC.

     LIMITED LIABILITY COMPANY AGREEMENT

     CBS and DBC entered into a limited liability company agreement (the "Limited Liability Company Agreement"). Each of CBS and DBC received a 50% membership interest in the LLC in exchange for entering into the Limited Liability Company Agreement and for their capital contributions under the Contribution Agreement described below. DBC also agreed to loan the LLC until October 2000, up to $5.0 million at an annual interest rate equal to The Chase Manhattan National Bank's prime rate plus two percent. As of September 30, 1998, the Company had borrowed approximately $3.0 million from DBC. Interest payments to DBC during the nine months ended September 30, 1998 were $75,000. The Limited Liability Company Agreement also contained provisions relating to, among other things, the management of the LLC, allocations of profits and losses, transfer restrictions and dispute resolution and covenants not to compete.

     CONTRIBUTION AGREEMENT

     Contemporaneously with the Limited Liability Company Agreement, CBS, DBC and the LLC also entered into a Contribution Agreement (the "Contribution Agreement"). Pursuant to the Contribution Agreement, CBS agreed to provide the LLC with $50 million aggregate rate card amount advertising and promotion (the "Advertising Commitment") over a period of five years over the CBS Television Network, CBS owned and operated television and radio stations or on CBS Internet sites, provided that no more than 5% of the total advertising could be on CBS Internet sites. This commitment will be reduced to $30 million pursuant to the Stockholders' Agreement. CBS exercised, and still holds, substantial control over the allocation of the Advertising Commitment. DBC contributed to the LLC all of its right, title and interest in certain assets relating to Online/ News business as well as $1.0 million in cash. DBC also agreed to contribute an additional $1.0 million to the LLC in October 1998. This additional contribution was made on October 28, 1998.

     ORIGINAL SERVICES AGREEMENT

     Contemporaneously with the Limited Liability Company Agreement, DBC and the LLC also entered into a Services Agreement, which we refer to as the "Original Services Agreement," under which DBC provided us with a variety of support and hosting services. Payments by the Company to DBC for these Services were $70,000 and $517,000 in 1997 and the nine months ended September 30, 1998, respectively. DBC also agreed to pay MarketWatch.com a per subscriber fee for users of DBC's PC-based and Quotrek subscribers of real-time quotes (the "Subscriber Payment"). Subscriber Payments to us by DBC under the Original Services Agreement were $210,000 and $949,000 in 1997 and the nine months ended September 30, 1998, respectively. From October 1997 through May 1998, DBC also provided us with office space for our executive offices for no charge. DBC also pays us a fee based upon net revenues from subscriptions to MarketWatch RT and MarketWatch LIVE (the "Real-Time Fees"). DBC paid us $16,000 and $117,000 in 1997 and the nine months ended September 30, 1998, respectively, as Real-Time Fees. This agreement will be superseded and replaced by the Amended and Restated Services Agreement described below.

     ORIGINAL LICENSE AGREEMENT

     Contemporaneously with the Limited Liability Company Agreement, CBS and the LLC also entered into a License Agreement (the "Original License Agreement"). Under this agreement CBS granted the LLC a non-exclusive license to utilize the CBS marks "CBS(R)" and the CBS "eye" design for use in connection with the operation of the MarketWatch.com site. CBS also granted the LLC a license to use current CBS Television News content related to business and financial news on the MarketWatch.com site, excluding sponsorships. The LLC paid CBS a royalty based on amounts received for advertising on the CBS.MarketWatch.com site. There were no payments to CBS under the Original License Agreement in 1997. We accrued $148,000 under the Original License Agreement for the nine months ended September 30, 1998, respectively. This agreement will be superseded and replaced by the Amended and Restated License Agreement described below.

REORGANIZATION TRANSACTIONS

     CONVERSION OF LLC

     Immediately prior to the closing of this offering, MarketWatch.com will convert its business form to a corporation in order to have a business organization form that is more typical of other publicly-traded entities in our market. The Reorganization will be effected by merging the LLC into MarketWatch.com. In connection with the Reorganization, the Limited Liability Company Agreement will terminate, except for certain covenants that, by their terms, require performance after the termination of such agreement, and each of DBC and CBS will receive 4,500,000 shares of Common Stock in exchange for their membership interests in the LLC. Additionally, all outstanding options to purchase membership interests in the LLC will be converted into options to purchase Common Stock.

     AMENDED AND RESTATED LICENSE AGREEMENT

     Prior to the closing of this offering, we will enter into an Amended and Restated License Agreement with CBS which will supersede and replace the Original License Agreement.

     Reasons for Amending and Restating the License. MarketWatch.com, CBS and DBC agreed to amend the terms of the Original License Agreement because the parties believed its terms would be appropriate only if the LLC remained as a private limited liability company owned equally by CBS and DBC, with no outside investors. As part of the conversion of the LLC to a corporation, the terms of the Original License Agreement will be amended to help make the business attractive to outside investors. For example, MarketWatch.com believed that the royalty equal to 30% of advertising revenues could adversely affect gross margins, particularly if MarketWatch.com received a substantial portion of its revenues from non-sponsorship advertising. As part of the agreement to modify the royalty rate, other terms of the relationship with CBS were amended, including extending the term of the license, modifying the amount of the CBS advertising commitment, and the non-competition provisions.

     Term. The term of the Amended Restated License Agreement will expire on October 29, 2005.

     Royalties. Under the Amended and Restated License Agreement, we will pay
CBS:

        During 1998:

        - 8% of Gross Revenues in excess of $1.0 million and up to and including $51.0 million; and

        - 6% of Gross Revenues in excess of $51.0 million.

        During 1999:

        - 8% of Gross Revenues in excess of $500,000 and up to and including $50.5 million; and

        - 6% of Gross Revenues in excess of $50.5 million.

        In subsequent years through October 29, 2005:

        - 8% of Gross Revenues up to and including $50.0 million; and

        - 6% of Gross Revenues in excess of $50.0 million.

     Gross Revenues means gross operating revenues that are derived from an Internet service or Web site that:

     - provides information or services of a financial nature; or

     - uses the CBS trademarks licensed to MarketWatch.com.

     Gross Revenue excludes revenues from DBC, an amount equal to certain commissions paid to sales representatives and an amount equal to certain revenues attributable to an acquired company's results of operations for the 12 months prior to the acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Control of Content by CBS. Under the Amended and Restated License Agreement, CBS will retain significant editorial control over the use and presentation of CBS television news content and the CBS logo. For example:

     - we must conform to CBS's guidelines for the use of its trademarks;

     - CBS has the right to approve all materials, such as marketing materials, which include any CBS trademarks; and

     - CBS has control over the visual and editorial presentation of its television news content on the CBS.MarketWatch.com Web site.

     As a result of these provisions, CBS will have the ability to prevent us from displaying certain types of content on the CBS.MarketWatch.com Web site and from producing materials, such as marketing materials, which it does not approve. This control by CBS could prevent us from engaging in desired marketing activities or from being perceived as an independent news organization, either of which could adversely affect our brand awareness and brand name.

     Termination if CBS Competitors Acquire Our Securities. CBS will be able to terminate our right to use the CBS name, logo and news content in the event that:

     - a competitor of CBS directly or indirectly beneficially owns 15% or more of our outstanding Common Stock or voting power of MarketWatch.com; or

     - if we issue to a CBS competitor or actively participate in the acquisition by a CBS competitor a number of voting securities, such that after the issuance(s), such CBS competitor beneficially owns 9% or more of our voting securities.

     Notwithstanding the foregoing, the mere acquisition by a CBS competitor of an interest in DBC that causes a DBC Change of Control shall not be deemed to constitute the acquisition of an ownership interest in MarketWatch.com in the absence of other facts demonstrating ownership of an interest in MarketWatch.com.

     Other Grounds for Termination. The Amended and Restated License Agreement will also be subject to termination if we:

     - breach a material term or condition of the Amended and Restated License Agreement;

     - become insolvent or subject to bankruptcy or similar proceedings; or

     - discontinue using the MarketWatch mark and does not establish a substitute mark acceptable to CBS in its sole discretion.

     Non-Competition Provisions. Under the terms of the Amended and Restated License Agreement, CBS will not be permitted to license or authorize another to license the use of the CBS logo or name to others in connection with promoting any other Internet Service or Web site in the U.S. that has as its primary function and its principal theme and format the delivering of comprehensive real-time or delayed stock market quotations and financial news in the English language to consumers, which we refer to as a "Business Site." The following activities would not be prohibited:

     - licensing its logo or name to a Web site or Internet service that delivers general news, sports or entertainment, with a financial news segment or portion included;

     - licensing its name or logo to a Web site or Internet service outside the U.S.;

     - licensing its name or logo to Web sites that provide stock price ticker displays on the site;

     - any activity conducted by CBS and/or its affiliates prior to CBS's signing the Amended and Restated License Agreement;

     - any activities of non-CBS owned television and radio station affiliates;

     - any Internet services in which CBS has an interest prior to signing the Amended and Restated License Agreement;

     - any activity of Westwood One, Inc. if such activity does not produce a substantial portion of its revenues from a Business Site; or

     - any transmissions of any signal of any type by and if through CBS's cable television operations.

     As a result, if CBS were to license its name and logo to another Web site or Internet service that delivers general news, sports or entertainment and that also delivers financial news, such other Web site or service could be competitive with our Web site.

     Also, CBS will not be prohibited from licensing its news content to, or investing in, another Web site or Internet service, regardless of the theme of that Web site or Internet service. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Potential Competition from CBS and DBC."

     AMENDED AND RESTATED SERVICES AGREEMENT

     Prior to the closing of this offering, DBC and MarketWatch.com will enter into an Amended and Restated Services Agreement which will supersede and replace the Original Services Agreement.

     Reasons for Amending the Services Agreement. MarketWatch.com, CBS and DBC agreed to amend the terms of the Original Services Agreement to extend the term, provide for agreed upon network performance standards, grant non-exclusive licenses to use DBC's trademark and data feeds and to document other changes in our relationship with DBC which were not previously memorialized so that MarketWatch.com could operate the Web site when it became an independent entity. There were no material changes to the economic terms of the Original Services Agreement.

     Services Provided. Under the Amended and Restated Services Agreement, DBC will, upon request:

     - provide us with any employees needed to operate our business;

     - handle billing and collections for our subscription products;

     - provide computer programming and engineering services;

     - provide delayed commodities and stock data feeds as well as certain other data feeds free of charge; and

     - provide communications Web site hosting services pursuant to certain performance standards.

     These services will be provided at DBC's out-of-pocket cost. DBC will also continue to pay MarketWatch.com the Subscriber Payments except with respect to certain of DBC's commercial subscribers. The term of the Amended and Restated Services Agreement will expire on October 29, 2005. However, DBC's Subscriber Payments obligation will expire in October 2002.

     Currently, DBC does not provide similar services to any other third party.

     Non-Competition Provisions. The Amended and Restated Services Agreement does not contain any exclusivity provisions or non-competition provisions. For example, DBC could:

     - provide Web sites hosting services to other Web sites;

     - provide content or data to other Web sites including MarketWatch RT and MarketWatch Live; or

     - sell its services through other Web sites.

     CREDIT AGREEMENT

     Prior to the closing of this offering, MarketWatch.com and DBC will enter into a Revolving Credit Agreement (the "Credit Agreement") in order to evidence DBC's loan obligation under the Limited Liability Company Agreement. Under the Credit Agreement, DBC will be obligated to loan MarketWatch.com up to $5.0 million through October 2000. Borrowings under the Credit Agreement will be unsecured and bear interest at a rate equal to The Chase Manhattan National Bank's prime rate plus two percent per annum and mature on October 29, 2000. MarketWatch.com's previous borrowings from DBC will be included as indebtedness outstanding under the Credit Agreement. As of September 30, 1998, MarketWatch.com had outstanding indebtedness to DBC of $3,028,000.

     STOCKHOLDERS' AGREEMENT

     Prior to the closing of this offering, DBC, CBS and MarketWatch.com will enter into a Stockholders' Agreement (the "Stockholders' Agreement").

     CBS Advertising Commitment. The parties will agree to reduce the Advertising Commitment provided for in the Contribution Agreement to an aggregate rate card amount of $30 million during the period from October 29, 1997 through October 29, 2002 in return for a reduction in the percentage royalty to be paid to CBS under the License Agreement. As of September 30, 1998, CBS had delivered $5.0 million rate card amount of advertising and promotion to us. This Advertising Commitment is subject to termination upon termination of the Amended and Restated License Agreement, in which event, CBS shall make a termination payment in the amount of $500,000 per month for each full calendar month remaining from the termination through October 2002.

     Board Members. The Stockholders' Agreement will also provide that each of CBS and DBC will be entitled to nominate up to three members to our Board of Directors, so long as it holds at 30%, two, so long as it holds at least 20% but less than 30%, or one, so long as it holds at least 1%, of our outstanding voting securities. So long as the Amended and Restated License Agreement is in effect, CBS shall have the right to appoint at least one member to our Board of Directors, regardless of its percentage ownership of our Common Stock. If the size of the Board of Directors is increased, CBS and DBC will each have the right to nominate a number of candidates to the Board of Directors based upon the percentage of our outstanding voting securities then held by them.

     Right of First Refusal. Pursuant to the Stockholders' Agreement, each of CBS and DBC will have a right of first refusal in the event that either party desires to sell any securities of the Company held by it to a third party. In addition, each of CBS and DBC will have the right to purchase from us additional shares of our Common Stock, other of our voting securities or securities convertible into or exchangeable for such securities, which we call New Securities, if we propose to issue New Securities. In such a case, they would be able to purchase an amount, subject to certain limitations, necessary to maintain its then current percentage ownership, not to exceed the party's percentage ownership interest immediately after the closing of this offering. See "Description of Capital Stock -- Rights of First Refusal."

     Non Competition Provisions for DBC. DBC will agree, inter alia, that until October 29, 2005 and subject to certain exceptions:

     - it will not, nor will it authorize or permit another to, sell advertising on any other Web site that has as its primary function and its principal theme and format the delivering of comprehensive real-time or delayed stock quotations and financial news in the English language to consumers; or

     - it will not use the Internet to sell real-time stock-quotes in "snapshot" form.

     Therefore, DBC would be permitted to:

     - sell advertising on a general news, sports or entertainment Web site with a financial news segment;

     - provide data or content to any other Web site, regardless of its theme so long as it was not selling data and content that was real-time snap-quotes;

     - host any other Web site; or

     - invest in any other Web site so long as it held less than 5% of any stock or less than 10% of the indebtedness of that company.

     If DBC did any of these, our business could be adversely affected. See "Risk Factors -- Risks Related to Our Relationship with CBS and DBC -- Potential Competition from CBS and DBC."

     Our Non Competition Obligations. In addition, we will agree not, except through DBC, to sell any product or service that offers streaming real-time stock price quotes. This obligation expires on October 29, 2005 or, at such earlier time:

     - as the Amended and Restated Services Agreement has terminated;

     - upon the occurrence of a DBC Change of Control; or

     - at such time as DBC shall hold less than 10% of our then-outstanding voting securities.

     REGISTRATION RIGHTS AGREEMENT

     CBS and DBC will have certain registration rights with respect to their shares of Common Stock. See "Description of Capital Stock -- Registration Rights."

OTHER RELATIONSHIPS WITH DBC

     Pursuant to an August 1998 Insertion Order Form, DBC has agreed to purchase approximately $225,000 of advertising from the Company in 1998 and approximately $500,000 of advertising from the Company in each of 1999 and 2000. This commitment may be terminated by DBC on 30 days' notice.

EMPLOYMENT RELATED AGREEMENTS

     In October 1997, we granted Mr. Kramer an option to purchase 200,000 shares of Common Stock at an exercise price of $4.00 per share. This option vests as to one-third of the shares of subject to the option on each anniversary of its date of grant. We also entered into an employment agreement with Mr. Kramer effective July 1, 1998. Mr. Kramer's employment agreement provides for a base salary of $210,000 from the effective date through June 30, 1999, $225,000 through June 30, 2000, and $240,000 through June 30, 2001. Mr. Kramer is also eligible to receive an annual bonus of up to 50% of his annual base salary. The employment agreement has a term of three years.

     In July 1998, Mr. Bardwick was granted an option to purchase 100,000 shares of Common Stock at an exercise price of $4.00 per share. This option vests as to one-third of the shares subject to the option on each anniversary of Mr. Bardwick's employment start date. We also entered into an employment agreement with Mr. Bardwick effective July 1, 1998. Mr. Bardwick's employment agreement provides for a base salary of $200,000 from the effective date through June 30, 1999, $210,000 through June 30, 2000, and $225,000 through June 30, 2001. Mr.
Bardwick is also eligible to receive an annual bonus of up to 50% of his annual base salary. The employment agreement has a term of three years.

     If Mr. Kramer or Mr. Bardwick's employment is terminated or if he resigns because of a constructive termination, he will be entitled to receive:

     - an amount equal to his then current base salary, payable in twelve monthly installments; and

     - his stock options will vest as to an additional one-third of the shares subject to the option.

     A constructive termination means:

     - a material change of position causing it to be of materially less stature or responsibility;

     - a salary reduction of more than 10%; or

     - relocating his place of employment outside the San Francisco Bay Area.

     If his employment is terminated without cause or if he resigns because of a constructive termination within six months of a change of control, he will be entitled to receive:

     - a lump sum payment in the amount of his current base salary plus his target bonus for the current year; and

     - his options will vest as to an additional one-third of the shares subject to the option.

     A change of control means:

        - the sale of substantially all of our assets to an entity other than CBS or DBC; or

        - any transaction or series of transactions that results in any person other than CBS, DBC or other affiliated entities with us, owning more than 50% of our voting power.

     This lump sum would equal $315,000 based on Mr. Kramer's base salary and $300,000 based on Mr. Bardwick's current base salary.

     Ms. Chaboudy's employment offer letter of April 23, 1998 provides for an initial annual base salary of $100,000. Ms. Chaboudy was also granted an option to purchase 50,000 shares of Common Stock at an exercise price of $11.00 per share. This option vests as to one-third of the shares subject to the option on each anniversary of Ms. Chaboudy's employment start date.

     Mr. McLernon's employment offer letter dated December 30, 1997 provided for an initial base salary of $95,000. In addition, Mr. McLernon is entitled to receive a commission in 1998 and 1999 in the amount of 3% of our advertising and sponsorship sales and the Company has agreed to reimburse Mr. McLernon's expenses, up to $15,000 per year, for working in San Francisco, California. We agreed to renegotiate his compensation terms at the end of 1999 based on market conditions and our operating projections. Mr. McLernon was also granted an option to purchase 75,000 shares of Common Stock at a purchase price of $8.00. This option vests as to one-third of the shares subject to the option on each anniversary of Mr. McLernon's employment start date.

     Mr. Calandra, our Vice President of News, receives an annual base salary of $100,000 and in October 1997, received a grant of an option to purchase 75,000 shares of Common Stock at a purchase price of $4.00 per share. This option vests as to one-third of the shares subject to the option on each anniversary of its date of grant.

OFFICE LEASE

     Since April 1, 1998, we occupied space in a CBS facility to house its headquarters in San Francisco, California. We paid CBS a monthly rent of approximately $6,000 for this space prior to September 1, 1998 for approximately 4,500 square feet. On August 27, 1998, we entered into a lease with CBS with respect to an additional 7,000 square feet of space at the same facility and this lease will expire in March 2003. We are obligated to pay monthly rent of approximately $26,000 in the aggregate through the expiration date. We are also obligated to pay its proportionate share of all electricity, heating, ventilation and air conditioning costs for the leased premises.

     We believe that the terms of each of the transactions described above, taken as a whole, were no less favorable than we could have obtained from unaffiliated third parties. All future transactions with our officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of November 30, 1998 and as adjusted to reflect the sale of the shares of Common Stock offered hereby by: (1) each person who we know owns beneficially more than 5% of our Common Stock, (2) each of our directors, (3) our Chief Executive Officer and (4) all of our executive officers and directors as a group.

                                                NUMBER OF           PERCENTAGE OF COMMON STOCK
                                                  SHARES               BENEFICIALLY OWNED(1)
                                               BENEFICIALLY    -------------------------------------
          NAME OF BENEFICIAL OWNER                OWNED        BEFORE OFFERING    AFTER OFFERING(2)
          ------------------------             ------------    ---------------    ------------------
CBS Broadcasting Inc.(3).....................   4,500,000           50.0%                38.3%
Data Broadcasting Corporation(4).............   4,500,000           50.0                 38.3
Larry S. Kramer(5)...........................      66,667              *                    *
James A. DePalma.............................          --              *                    *
Andrew Heyward...............................          --              *                    *
Michael H. Jordan............................          --              *                    *
Alan J. Hirschfield..........................          --              *                    *
Allan R. Tessler.............................          --              *                    *
Mark F. Imperiale............................          --              *                    *
All executive officers and directors as a
  group (12 persons)(6)......................     141,667            1.5                  1.2

---------------
 *  Represents beneficial ownership of less than 1%.

(1) Percentage ownership is based on 9,000,000 shares outstanding as of November 30, 1998 and also assumes that the conversion of MarketWatch.com from a limited liability company into a corporation (which is to occur immediately prior to the Closing of this Offering) had occurred as of such date. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of November 30, 1998 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Assumes the Underwriters' over-allotment option is not exercised.

(3) The address for CBS is 51 West 52nd Street, New York, New York 10019.

(4) The address for DBC is 3955 Point Eden Way, Hayward, California 94545.

(5) Represents 66,667 shares issuable upon exercise of options exercisable within 60 days of November 30, 1998.

(6) Represents 141,667 shares issuable upon exercise of options exercisable within 60 days of November 30, 1998.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately following the closing of this offering, our authorized capital stock will consist of 30,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share. As of November 30, 1998, assuming the conversion of our business form into a corporation, and the simultaneous conversion of limited liability company membership interests into shares of Common Stock, there were outstanding 9,000,000 shares of Common Stock, each with a par value of $0.01, held of record by two stockholders, and outstanding options to purchase 863,500 shares of Common Stock.

     MarketWatch.com's Amended and Restated Certificate of Incorporation, Bylaws, the Stockholders' Agreement and the Registration Rights Agreement described below are included as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board from time to time may determine. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not authorized by MarketWatch.com's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of, the assets legally available for distribution to stockholders distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of this offering will be upon payment therefor, duly and validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Board is authorized, subject to any limitations prescribed by Delaware law, to issue Preferred Stock in one or more series. The Board can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon.

     The Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of MarketWatch.com. We have no current plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

     We will enter into a Registration Rights Agreement with CBS and DBC prior to the closing of this offering. At any time after 180 days following the date of this Prospectus, either of these companies may demand that we file a registration statement under the Securities Act covering all or a portion of the securities of MarketWatch.com held by either of them, their affiliates and their permitted transferees. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least $3.0 million. CBS and DBC can each effect two such demand registrations.

     When we are eligible to utilize a Registration Statement on Form S-3 to register an offering of our securities, CBS and DBC may request that we file a registration statement on Form S-3, covering all or a portion of securities of MarketWatch.com held by either of CBS, DBC, their affiliates and their permitted transferees, provided that the aggregate public offering price is at least $1.0 million (a "S-3 Registration"). CBS and DBC each can request one S-3 Registration per year.

     These registration rights will be subject to the Company's right to delay the filing of a registration statement in certain circumstances, not more than once in any 12-month period, for not more than 120 days.

     In addition, CBS and DBC will have certain "piggyback" registration rights. If we propose to register any Common Stock under the Securities Act, other than pursuant to the registration rights noted above, CBS and DBC may require us to include all or a portion of their securities in such registration. However, the managing underwriter, if any, of any such offering has certain rights to limit the number of Registrable Securities proposed to be included in such registration.

     We would bear all registration expenses incurred in connection with these registrations. Each of CBS and DBC would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of its securities.

     The registration rights of CBS or DBC under the Registration Rights Agreement will terminate when that company may sell all its shares in a three-month period under Rule 144 promulgated under the Securities Act.

DBC CHANGE OF CONTROL

     Under the terms of the Stockholders' Agreement, upon the occurrence of a DBC Change of Control, CBS may, in its sole discretion within 45 days after receipt of written notice of the occurrence of such DBC Change of Control, either:

     - purchase all of the MarketWatch.com securities held by DBC at the "fair market value" of the securities as of the date of the DBC Change of Control; or

     - require DBC, within 60 days, to place its securities in a trust managed by an independent trustee reasonably satisfactory to CBS, which would then dispose of the securities to persons who are not competitors of CBS with a view to maximizing the sale price while disposing of such share as promptly as reasonably practicable.

     In either event, DBC would forfeit its Board representation. No such trustee shall vote any of the securities held by it without the prior written consent of CBS. Any sales by such a trustee could have an adverse effect on the market price of the Common Stock. There can be no assurance that after a DBC Change of Control CBS would elect either such option, if any.

     A "DBC Change of Control" means the direct or indirect acquisition by a competitor of CBS of:

     - more than 30% of the outstanding Common Stock or securities representing 30% of the voting power of DBC; or

     - substantially all of DBC's assets

in each case at a time when DBC or its affiliates own a number of shares of Common Stock equal to or greater than 10% of the Common Stock outstanding immediately after this offering.

     Although DBC has advised us that it has no present plans or intentions to effect a DBC Change of Control, DBC operates in a rapidly evolving industry and there can be no assurance that it will not effect a change in control in the future.

RIGHTS OF FIRST REFUSAL

     If either CBS or DBC desires to sell any shares held by it to a non-affiliated third party, the other party will have a right of first refusal under the Stockholders' Agreement to purchase those shares from the other, on the same terms as the party proposes to sell the shares to the third party. In the event that the other party does not exercise this right of first refusal, the party who originally proposed to transfer the shares will have 120 days or, in the case of a sale pursuant to Rule 144 promulgated under the Securities Act, six weeks to consummate the transfer, otherwise the rights of first refusal will be reinstated.

     The Stockholders' Agreement will also provide that in the event that we propose to issue voting securities or securities convertible into or exchangeable for Common Stock or other voting securities in the future, CBS and DBC will have the right to purchase a number of securities from us on the same terms in an amount necessary to maintain its percentage ownership of voting securities, not to exceed a percentage equal to the percentage of the outstanding voting securities held by such company upon the consummation of this offering (the "Initial Percentage"). If we receive non-cash consideration for an issuance, the purchase price for CBS and DBC will be a per share price equal to the "fair market value" of the non-cash consideration.

     This purchase right will not apply to issuances by MarketWatch.com of up to:

        - 1,500,000 shares in connection with incentive plans or employee stock options; or

        - 500,000 shares issuable for general corporate purposes.

     If in the opinion of the underwriters of our first public offering following this offering, the public trading market for our Common Stock would be significantly adversely affected by the exercise of this purchase right, CBS and DBC have the right to exercise the purchase right in connection with that offering only to the extent required to maintain ownership of up to 25% of the outstanding voting securities. The underwriters of that offering could allow a higher percentage, if in their opinion that higher percentage would not, significantly adversely affect such offering. Each of CBS and DBC would then have the right in connection with the next issuance to exercise the purchase right to purchase a number of additional securities in an amount necessary to maintain its percentage ownership of the voting securities of it held immediately prior to that public offering, not to exceed a percentage of the outstanding voting securities of the Company equal to the Initial Percentage.

     In addition, as a result of the purchase right and right of first refusal, both CBS and DBC will have the ability to maintain collectively, ownership in excess of 50% of our outstanding Common Stock; however, neither CBS nor DBC are obligated to vote their shares in any manner, other than to vote for each other's nominees to the Board of Directors or otherwise act collectively. These rights could have the effect of delaying, deferring or preventing a change in control of MarketWatch.com or to discourage bids for our Common Stock at a premium over its market price.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder," or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such persons, for three years following the date that such stockholder became an "interested stockholder" unless:

     - The transaction in which such stockholder became an "interested stockholder" is approved by the Board of Directors prior to the date the "interested stockholder" attained such status;

     - upon consummation of the transaction that resulted in the stockholder's becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced -- excluding those shares owned by persons who are directors and also officers; or

     - on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

     Neither CBS nor DBC are subject to the restrictions imposed by this statute. This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to MarketWatch.com and, accordingly, may discourage attempts to acquire us.

     Our Bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting may only be taken if it is properly brought before such meeting. The Amended and Restated Certificate of Incorporation and the Bylaws provide that special meetings of the stockholders may only be called by the Chairman of the Board, the Chief Executive Officer, the Board or by any stockholder holding at least 25% of the outstanding Common Stock. Such provisions may have the effect of delaying or preventing a change-in-control.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our Amended and Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our Amended and Restated Certificate of Incorporation and Bylaws provide that we will indemnify directors and officers of the Company to the fullest extent permitted by Delaware law. We intend to enter into separate indemnification agreements with our directors and executive officers that provide such person indemnification protection in the event the Amended and Restated Certificate of Incorporation is subsequently amended.

     Our Amended and Restated Certificate of Incorporation and Bylaws will provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in the management.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our Common Stock is ChaseMellon Shareholder Services, LLC. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94109, and its telephone number at this location is (415) 743-1444.

LISTING

     We have applied to list our Common Stock on the Nasdaq National Market under the trading symbol "MKTW."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our Common Stock in the public market could adversely affect prevailing market prices of our Common Stock. Furthermore, since no shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of 11,275,000 shares of our Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 9,000,000 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below.

     As a result of the contractual restrictions described below and the provisions of Rule 144 and 701, the restricted securities will be available for sale in the public market on the date which is one year from the date of the effectiveness of the Reorganization, subject to the volume limitations and other conditions of Rule 144. The shares could be available for resale immediately upon the expiration of such 180-day period in the event of a favorable interpretation by the Securities and Exchange Commission of certain provisions of Rule 144.

  Lock-Up Agreements

     All of our officers, directors and stockholders have signed Lock-Up Agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus. Transfers or dispositions can be made sooner:

     - with the prior written consent of BT Alex. Brown and Donaldson, Lufkin & Jenrette Securities Corporation; or

     - in the case of certain transfers upon a DBC Change of Control as provided in the Stockholders' Agreement.

  Rule 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person who has beneficially owned shares of our Common Stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of Common Stock then outstanding, which will equal approximately 112,750 shares immediately after this offering; or

     - the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

  Rule 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our Affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an Affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

  Rule 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

  Registration Rights

     Upon completion of this offering, the holders of 9,000,000 shares of our Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." After such a registration, these shares becoming freely tradable without restriction under the Securities Act. Neither CBS nor DBC will have any obligation or other restrictions on resale with respect to any of our securities, other than restrictions imposed by Lock-Up Agreements described above, the Right of First Refusal and applicable securities laws. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our Common Stock.

  Stock Options

     Immediately after this offering, we intend to file a registration statement under the Securities Act covering 1,500,000 shares of Common Stock reserved for issuance under our 1998 Equity Incentive Plan and the Directors Stock Option Plan and the shares reserved for issuance upon exercise of outstanding non-plan options. As of November 30, 1998, options to purchase 863,500 shares of Common Stock were issued and outstanding. Upon the expiration of the Lock-Up Agreements describe above, at least 233,237 shares of Common Stock will be subject to vested options (based on options outstanding as of November 30, 1998). Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our Affiliates, be available for sale in the open market immediately after the 180-day Lock-Up Agreements expire.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement dated the date hereof, the Underwriters named below, through their representatives BT Alex. Brown Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation, who are acting as Joint Book-Running Managers, and Salomon Smith Barney Inc. and First Albany Corporation, have severally agreed to purchase from MarketWatch.com the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
BT Alex. Brown Incorporated.................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Salomon Smith Barney Inc....................................
First Albany Corporation....................................
                                                              ---------
          Total.............................................  2,750,000
                                                              =========

     The underwriting agreement provides that the obligations of the several Underwriters to purchase the shares of Common Stock offered hereby are subject to certain conditions. The Underwriters are obligated to purchase all of the shares of Common Stock offered hereby, other than those covered by the overallotment option described below, if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at a price that represents a concession not in excess of
$          per share under the public offering price. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives of the Underwriters.

     An electronic prospectus is available on the Web sites maintained by DLJdirect Inc., a selected dealer and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, Wit Capital Corporation, acting as e-Manager(TM), and other selected dealers designated by Wit Capital Corporation. The Underwriters have agreed to allocate a limited number of shares to these underwriters and selected dealers for sale to their brokerage account holders. The information on such Web sites relating to the MarketWatch.com offering is filed as an exhibit to the Registration Statement. Reference is made to the exhibit for a more complete description of the information relating to the MarketWatch.com offering contained on such Web sites.

     MarketWatch.com has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 412,500 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise such option, each of the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of Common Stock as the number of shares of Common Stock to be purchased by it in the above table bears to 2,750,000. MarketWatch.com will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. If any additional shares of Common Stock are purchased, the Underwriters will offer additional shares on the same terms as those on which the shares are being offered.

     MarketWatch.com has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Each of MarketWatch.com's officers, directors and stockholders has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction which is designed to, or could be expected to, result in the disposition of any portion of, any Common Stock for a period of 180 days after the effective date of the registration statement of which this Prospectus is a part without the prior written consent of BT Alex. Brown Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation. Such consent may be given at any time without public notice. MarketWatch.com has entered into a similar agreement, except that we may issue, and grant options or warrants to purchase, shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, pursuant to the exercise of outstanding options and warrants and our issuance of options and stock granted under the existing stock option and stock purchase plans. The restrictions described in this paragraph do not apply to certain transfers of shares of Common Stock upon a DBC Change of Control as provided in the Stockholders' Agreement.

     The representatives of the Underwriters have advised MarketWatch.com that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this offering, thereby creating a short position in the Common Stock for their own account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Finally, the representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer if the underwriting syndicate repurchases shares distributed by that Underwriter or dealer. Any of these activities may maintain the market price of our Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our Common Stock. Consequently, the initial public offering price for our Common Stock will be determined by negotiation among the Company and the representatives of the Underwriters. Among the factors to be considered in determining the public offering price will be:

     - prevailing market conditions;

     - MarketWatch.com's results of operations in recent periods;

     - the present stage of our development;

     - the market capitalizations and stages of development of other companies which MarketWatch.com the representatives of the Underwriters believe to be comparable to us; and

     - estimates of MarketWatch.com's business potential.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for us by Fenwick & West LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

     The financial statements of MarketWatch.com, Inc. as of December 31, 1997 and June 30, 1998 and for the period from inception (October 29, 1997) through December 31, 1997 and for the six months ended June 30, 1998 included in this Prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The financial statements of the DBC Online/News Business as of October 28, 1997 and December 31, 1996 and for the period from inception (October 1, 1995) through December 31, 1995, for the year ended December 31, 1996 and for the period from January 1, 1997 through October 28, 1997 included in this Prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                             ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedule filed therewith. For further information with respect to MarketWatch.com and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedule filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits and schedule filed therewith may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                             MARKETWATCH.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheet...............................................  F-3
Statement of Operations.....................................  F-4
Statement of Stockholders' Equity (Deficit).................  F-5
Statement of Cash Flows.....................................  F-6
Notes to Financial Statements...............................  F-7

                            DBC ONLINE/NEWS BUSINESS

                             (PREDECESSOR BUSINESS)

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-18
Balance Sheet...............................................  F-19
Statement of Operations and Changes in Owner's Net
  Deficit...................................................  F-20
Statement of Cash Flows.....................................  F-21
Notes to Financial Statements...............................  F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

     The reorganization of the limited liability company into a corporation as described in Notes 4, 5 and 8 has not been consummated at October 6, 1998. In addition, the execution of a Stockholders' Agreement, an Amended and Restated License Agreement, an Amended and Restated Services Agreement, a Registration Rights Agreement, and a Revolving Credit Agreement described in Notes 1 and 8 have not been consummated at October 6, 1998. The Company, CBS and DBC, as appropriate, have reached an agreement in principle that all such agreements and the reorganization will occur immediately prior to the initial public offering of Common Stock of MarketWatch.com, Inc. When such reorganization and agreements have been consummated, we will be able to furnish the following report:

     "To the Board of Directors and Stockholders of MarketWatch.com, Inc.

        In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of MarketWatch.com, Inc. at December 31, 1997 and June 30, 1998, and the results of its operations and its cash flows for the period from inception (October 29, 1997) through December 31, 1997 and the six months ended June 30, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PricewaterhouseCoopers LLP
San Jose, California
September 17, 1998

                             MARKETWATCH.COM, INC.

                                 BALANCE SHEET

                                     ASSETS

                                                   DECEMBER 31,     JUNE 30,     SEPTEMBER 30,
                                                       1997           1998           1998
                                                   ------------   ------------   -------------
                                                                                  (UNAUDITED)
Current:
  Cash...........................................  $         --   $    628,000   $     65,000
  Accounts receivable, net of allowances for
     doubtful accounts of $10,000, $120,000 and
     $149,000, respectively......................       224,000        797,000      1,038,000
  Prepaid expenses...............................            --         20,000         23,000
                                                   ------------   ------------   ------------
          Total current assets...................       224,000      1,445,000      1,126,000
Property and equipment, net......................        13,000        623,000        781,000
Deferred offering costs..........................            --        172,000      1,059,000
                                                   ------------   ------------   ------------
                                                   $    237,000   $  2,240,000   $  2,966,000
                                                   ============   ============   ============

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current:
  Accounts payable...............................  $         --   $    766,000   $  1,145,000
  Accrued expenses...............................        75,000         75,000        835,000
  Deferred revenue...............................        10,000         13,000         12,000
  Advances from DBC..............................            --      1,539,000      3,028,000
                                                   ------------   ------------   ------------
          Total current liabilities..............        85,000      2,393,000      5,020,000
                                                   ------------   ------------   ------------
Commitments (Note 6)
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; 5,000,000
     shares authorized; no shares issued and
     outstanding.................................            --             --             --
  Common stock, $.01 par value; 30,000,000 shares
     authorized; 9,000,000 shares issued and
     outstanding.................................        90,000         90,000         90,000
  Additional paid-in capital.....................    51,925,000     52,278,000     53,365,000
  Deferred compensation..........................            --       (285,000)    (1,259,000)
  Contribution receivable........................   (51,782,000)   (47,577,000)   (46,000,000)
  Accumulated deficit............................       (81,000)    (4,659,000)    (8,250,000)
                                                   ------------   ------------   ------------
          Total stockholders' equity (deficit)...       152,000       (153,000)    (2,054,000)
                                                   ------------   ------------   ------------
                                                   $    237,000   $  2,240,000   $  2,966,000
                                                   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.

                            STATEMENT OF OPERATIONS

                                                      INCEPTION
                                                  (OCTOBER 29, 1997)   SIX MONTHS     NINE MONTHS
                                                       THROUGH            ENDED          ENDED
                                                     DECEMBER 31,       JUNE 30,     SEPTEMBER 30,
                                                         1997             1998           1998
                                                  ------------------   -----------   -------------
                                                                                      (UNAUDITED)
Net revenues:
  Advertising (including $108,000 from
     DBC for the nine months ended September 30,
     1998)......................................      $  320,000       $ 1,728,000   $   3,054,000
  News to DBC...................................         210,000           627,000         949,000
  Subscription..................................         100,000           340,000         491,000
                                                      ----------       -----------   -------------
          Total net revenues....................         630,000         2,695,000       4,494,000
Cost of revenues:
  Advertising and news to DBC...................          92,000           763,000       1,521,000
  Subscription..................................          56,000           189,000         304,000
                                                      ----------       -----------   -------------
          Total cost of revenues................         148,000           952,000       1,825,000
                                                      ----------       -----------   -------------
Gross profit....................................         482,000         1,743,000       2,669,000
                                                      ----------       -----------   -------------
Operating expenses:
  Product development...........................         186,000           607,000       1,036,000
  General and administrative....................         248,000         1,256,000       2,101,000
  Sales and marketing...........................         129,000         4,437,000       7,626,000
                                                      ----------       -----------   -------------
          Total operating expenses..............         563,000         6,300,000      10,763,000
                                                      ----------       -----------   -------------
Operating loss..................................         (81,000)       (4,557,000)     (8,094,000)
Interest expense................................              --           (21,000)        (75,000)
                                                      ----------       -----------   -------------
Net loss........................................      $  (81,000)      $(4,578,000)  $  (8,169,000)
                                                      ==========       ===========   =============
Basic and diluted net loss per share............      $    (0.01)      $     (0.51)  $       (0.91)
                                                      ==========       ===========   =============
Shares used in the calculation of basic and
  diluted net loss per share....................       9,000,000         9,000,000       9,000,000
                                                      ==========       ===========   =============

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.
                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                              COMMON STOCK
                          ---------------------   ADDITIONAL
                                      PAR VALUE     PAID-IN       DEFERRED     CONTRIBUTION   ACCUMULATED
                           SHARES      AMOUNT       CAPITAL     COMPENSATION    RECEIVABLE      DEFICIT        TOTAL
                          ---------   ---------   -----------   ------------   ------------   -----------   -----------
Capital contribution
  receivable from DBC
  upon formation (Note
  1)....................         --    $    --    $ 2,000,000   $        --    $(2,000,000)   $        --   $        --
Capital contribution
  receivable from CBS
  upon formation (Note
  1)....................         --         --     50,000,000            --    (50,000,000)            --            --
Issuance of shares to
  DBC and CBS at
  formation (Note 1)....  9,000,000     90,000        (90,000)           --             --             --            --
Cash contribution
  received from DBC.....         --         --             --            --        218,000             --       218,000
Fair value of services
  provided by DBC to the
  Company...............         --         --         15,000            --             --             --        15,000
Net loss................         --         --             --            --             --        (81,000)      (81,000)
                          ---------    -------    -----------   -----------    ------------   -----------   -----------
Balance at December 31,
  1997..................  9,000,000     90,000     51,925,000            --    (51,782,000)       (81,000)      152,000
Cash contribution
  received from DBC.....         --         --             --            --        782,000             --       782,000
Issuance of compensatory
  stock options to
  employees.............         --         --        303,000      (303,000)            --             --            --
Amortization of deferred
  compensation..........         --         --             --        18,000             --             --        18,000
Fair value of services
  provided by DBC to the
  Company...............         --         --         50,000            --             --             --        50,000
Advertising received
  from CBS..............         --         --             --            --      3,423,000             --     3,423,000
Net loss................         --         --             --            --             --     (4,578,000)   (4,578,000)
                          ---------    -------    -----------   -----------    ------------   -----------   -----------
Balance at
  June 30, 1998.........  9,000,000     90,000     52,278,000      (285,000)   (47,577,000)    (4,659,000)     (153,000)
Issuance of
  compensatory stock
  options to employees
  (unaudited)...........         --         --      1,087,000    (1,087,000)            --             --            --
Amortization of deferred
  compensation
  (unaudited)...........         --         --             --       113,000             --             --       113,000
Advertising received
  from CBS..............         --         --             --            --      1,577,000             --     1,577,000
Net loss (unaudited)....         --         --             --            --             --     (3,591,000)   (3,591,000)
                          ---------    -------    -----------   -----------    ------------   -----------   -----------
Balance at September 30,
  1998 (unaudited)......  9,000,000    $90,000    $53,365,000   $(1,259,000)   $(46,000,000)  $(8,250,000)  $(2,054,000)
                          =========    =======    ===========   ===========    ============   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.
                            STATEMENT OF CASH FLOWS

                                                          INCEPTION
                                                         (OCTOBER 29,                        NINE
                                                            1997)         SIX MONTHS        MONTHS
                                                           THROUGH           ENDED           ENDED
                                                         DECEMBER 31,      JUNE 30,      SEPTEMBER 30,
                                                             1997            1998            1998
                                                        --------------    -----------    -------------
                                                                                          (UNAUDITED)
Cash flows used in operating activities:
  Net loss............................................    $  (81,000)     $(4,578,000)    $(8,169,000)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
      Provision for bad debt expense..................        10,000          110,000         139,000
      Depreciation and amortization...................            --           53,000         254,000
      Noncash charges from stockholders...............        15,000        3,473,000       5,050,000
      Changes in operating assets and liabilities:
         Accounts receivable..........................      (234,000)        (683,000)       (953,000)
         Prepaid expenses.............................            --          (20,000)        (23,000)
         Deferred offering costs......................            --         (172,000)     (1,059,000)
         Accounts payable and accrued expenses........        75,000          766,000       1,903,000
         Deferred revenue.............................        10,000            3,000           2,000
                                                          ----------      -----------     -----------
           Net cash used in operating activities......      (205,000)      (1,048,000)     (2,856,000)
                                                          ----------      -----------     -----------
Cash flows used in investing activities:
  Purchase of property and equipment..................       (13,000)        (645,000)       (889,000)
                                                          ----------      -----------     -----------
Cash flows provided by financing activities:
  Contributions from DBC..............................       218,000          782,000         782,000
  Advances from DBC (Note 7)..........................            --        1,539,000       3,028,000
                                                          ----------      -----------     -----------
           Net cash provided by financing
             activities...............................       218,000        2,321,000       3,810,000
                                                          ----------      -----------     -----------
Net change in cash....................................            --          628,000          65,000
Cash at beginning of period...........................            --               --              --
                                                          ----------      -----------     -----------
Cash at end of period.................................    $       --      $   628,000     $    65,000
                                                          ==========      ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                             MARKETWATCH.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS:

THE COMPANY

     MarketWatch.com, Inc. (the "Company"), a leading Web-based provider of comprehensive, real-time, business news, financial programming and analytic tools, was formed on October 29, 1997 in the state of Delaware as a limited liability company and is jointly owned by Data Broadcasting Corporation ("DBC") and CBS Broadcasting Inc. ("CBS") (collectively, the "Members"), with each Member owning 50% of the Company. The operations of the Company are governed by a limited liability company agreement dated October 29, 1997 (the "LLC Agreement"). The Company's Web site, CBS.MarketWatch.com, delivers a wide range of financial news and information, including real-time and delayed market prices of stocks, bonds, options and mutual funds and original news and commentary from financial and market analysts, economists and reporters, all of which is available to viewers. However, certain proprietary information and real-time market prices are available only through subscriptions to MarketWatch RT and MarketWatch Live products. In September 1998, the Company's Board of Directors approved the reorganization of the limited liability company into a corporation. All share and per share data have been retroactively adjusted to reflect the reorganization, which will take effect immediately prior to the closing of the Company's initial public offering of Common Stock ("IPO") (See Note 8).

     In connection with the formation of the limited liability company, the Company, CBS and DBC entered into a contribution agreement on October 29, 1997 (the "Contribution Agreement"), under which DBC is required to contribute to the Company $1.0 million in cash upon consummation of the Contribution Agreement, $1.0 million in cash on October 29, 1998 and DBC's existing "Online/News" business which primarily consists of customer contracts and intellectual property in return for its ownership position. CBS will provide $50 million of rate card amount advertising and promotions over a period of five years in return for its ownership position. Under the terms of the Stockholders Agreement, the $50 million rate card amount will be revised to $30 million upon completion of the IPO (See Note 8).

     In addition, CBS and the Company have entered into a license agreement dated October 29, 1997 (the "License Agreement") where CBS, in exchange for 30% of net advertising revenue, as defined, has granted to the Company the non-exclusive right and license to use certain CBS news content and registered trademarks, including the CBS "Eye" design, for five years ending October 29, 2002, subject to termination on the occurrence of certain events. In addition to the agreements above, the Company entered into a services agreement with DBC (the "Services Agreement"). Under the terms of the Services Agreement, DBC charges the Company for certain general services, the Company receives payment from DBC for supplying news and the Company receives a fee for licensing MarketWatch RT and MarketWatch Live, respectively (See Notes 7 and 8).

     Immediately prior to the closing of its IPO, the Company will enter into a Stockholders' Agreement, Amended and Restated Services and License Agreements, a Registration Rights Agreement and a Revolving Credit Agreement. (See Note 8).

ACCOUNTING FOR THE INITIAL CAPITALIZATION OF THE COMPANY

     The Company has recorded DBC's equity contributions under the Contribution Agreement at the value of the cash contributed. DBC's contribution of the intellectual property of the Online/ News business has been recorded at its historical carrying amount, which is zero. DBC contributed none of the tangible assets or liabilities of the Online/News business; only intellectual property. The Company has recorded the contribution of the Online/News business at its historical carrying

                             MARKETWATCH.COM, INC.

amount since the fair value of the business is not objectively determinable by a corresponding contribution of monetary assets by CBS.


     As described above, CBS has committed to provide advertising and promotions over a five-year period in return for its ownership position. The Company has recorded the $50 million commitment by CBS as a contribution receivable and will reduce the receivable and record an expense based on the rate card amount of the advertising and promotion during the period provided. (See Note 7). Under the terms of the Stockholders Agreement, the Company will record a $20 million reduction to the contribution receivable and additional paid-in capital upon completion of the IPO (See Note 8).


NEED FOR FUTURE CAPITAL AND INITIAL PUBLIC OFFERING

     The Company has sustained losses and negative cash flows from operations since inception and expects these conditions to continue for the foreseeable future. As of September 30, 1998, the Company has an accumulated deficit of $8,250,000. The implementation of the Company's business plan is dependent on obtaining additional financing through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional financing will be available on terms attractive to the Company, or at all. Should additional financing not be available, management believes that the Company's current growth plans would be curtailed and sufficient funds would be available from operations, DBC and CBS to enable the Company to continue operations through 1999.

     In September 1998, the Board of Directors authorized the Company to proceed with the IPO.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition

     The Company generates its revenues from three primary sources: the sale of advertising on the Company's Web site, subscriptions to premium services available through the Web site and the sale of news to DBC.

     Advertising revenue, derived from the sale of banner advertisements and sponsorships on the Company's Web site, is recognized ratably in the period the advertising is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions," or times that an advertisement is viewed by users of the Company's Web site. Additionally, certain sponsorship agreements provide links to third-party Web sites and generate either fixed transaction fees for monthly access or variable fees which are dependent upon the number of transactions consummated at the third-party Web site by linked customers. Such amounts are recognized as revenue in the month earned.

     Subscription revenue relates to customer subscriptions to the DBC premium online services, MarketWatch RT and MarketWatch Live, which provide subscribers access to real time exchange data and premium analytical products and are sold through the Company's Web site. Subscriptions are charged to customers' credit cards and are billed in advance on a monthly basis. Revenue from subscriptions is recognized ratably over the subscription period. Deferred revenues relate to subscription fees for which amounts have been collected but for which revenue has not been recognized.

     Revenue related to the sale of news to DBC is recognized in the month the services are provided.

                             MARKETWATCH.COM, INC.

     Revenues from barter transactions are recognized in accordance with the provisions of Accounting Principles Board Opinion No. 29 ("APB 29") during the period in which the advertisements are displayed on the Company's Web site. Under the provisions of APB 29, barter transactions are recorded at the fair value of the goods or services received. To date, barter transactions have been insignificant.

Property and equipment

     Property and equipment is recorded at cost and depreciated using the straight-line method over its estimated useful life, ranging from three to five years. Leasehold improvements are depreciated using the straight-line method over the shorter of their useful lives or the remaining lease term.

Interim financial data

     The accompanying financial statements as of September 30, 1998 and for the nine months then ended are unaudited. In the opinion of management, these interim statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The financial and other data disclosed in these notes to the financial statements for these periods are also unaudited. The results of the operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Basic and diluted net loss per share

     The Company computes net loss per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding for the period. The calculation of diluted net loss per share excludes shares of common stock issuable upon exercise of employee stock options as the effect of the exercise would be antidilutive.

Product development costs

     Product development costs primarily consist of costs attributable to the development of new products and are expensed as incurred.

     The Company develops software which enables users to access information on its Web site and subscription services. Development costs incurred prior to technological feasibility are expensed as incurred. The Company defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of market availability of products are capitalized. Costs eligible for capitalization have been immaterial for all periods presented.

Promotion and advertising

     Advertising costs are expensed as incurred. Promotion and advertising provided by CBS under the Contribution Agreement, will be recognized as an expense and capital contribution during the period in which the services are provided based on the rate card value of such services (See Note 7). For the period from inception (October 29, 1997) through December 31, 1997 promotion and advertising services provided by CBS were not material. For the six months ended June 30,

                             MARKETWATCH.COM, INC.

1998 and the nine months ended September 30, 1998, $3,423,000 and $5,000,000 was expensed for promotion and advertising services provided by CBS, respectively.

Use of estimates in the financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Concentrations of credit risk

     Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and accounts receivable. Management deposits all its cash with a single financial institution. Management periodically performs credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. Most of the Company's accounts receivable are from Internet-related businesses. As of December 31, 1997, four customers comprised 53% of gross accounts receivable. As of June 30, 1998, one customer comprised 16% of the gross accounts receivable balance and as of September 30, 1998, another customer comprised 11% of the gross accounts receivable balance. The fair value of accounts receivable approximates cost due to their short-term nature.

Stock-based compensation

     The Company accounts for its stock-based employee compensation agreements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation."

Recent accounting pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information." SFAS 131 establishes new standards for the way companies report information about operating segments in annual financial statements. The disclosures prescribed by SFAS 131 are effective for the year ending December 31, 1998. The Company does not believe it operates in more than one segment.

NOTE 3 -- PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following:

                                                      DECEMBER 31,    JUNE 30,    SEPTEMBER 30,
                                                          1997          1998          1998
                                                      ------------    --------    -------------
                                                                                   (UNAUDITED)
Computers and equipment.............................    $ 9,000       $290,000       $489,000
Leasehold improvements..............................      4,000        234,000        250,000
Furniture and fixtures..............................         --        134,000        163,000
                                                        -------       --------       --------
                                                         13,000        658,000        902,000
Less accumulated depreciation.......................         --         35,000        121,000
                                                        -------       --------       --------
          Total property and equipment, net.........    $13,000       $623,000       $781,000
                                                        =======       ========       ========

                             MARKETWATCH.COM, INC.

NOTE 4 -- OPTIONS:

     The Members and the management committee of the LLC authorized options to purchase membership interests in the Company may be granted to officers and employees of the Company. For the nine months ended September 30, 1998, the Company recorded $1,390,000 of deferred compensation expense representing the difference between the deemed fair value by the Company's Board of Directors of the common stock on the date of grant and the option exercise price on the date of grant. Deferred compensation will be amortized over the three year vesting period of the options. During the nine months ended September 30, 1998, $131,000 of deferred compensation was recognized as expense. The fair market value of the membership interest is determined by the Board of Directors on the date of grant. In determining the fair market value of the membership interest on each grant date, the Board of Directors considered, among other things, the value of assets contributed to the Company from DBC, the Company's absolute and relative level of revenues and other operating results, the state of the Company's Website development, the absence of a public trading market for the Company's securities, the intensely competitive nature of the Company's market and the appreciation of stock values of a number of generally comparable Internet companies. Each option will convert into an option to purchase the equivalent percentage of Common Stock upon the reorganization of the limited liability company into a corporation, as discussed in Note 8. The following table reflects the option activity restated to reflect the reorganization.

                                                                         WEIGHTED
                                                                         AVERAGE      WEIGHTED
                                                            OPTIONS      EXERCISE     AVERAGE
                                                          OUTSTANDING     PRICE      FAIR VALUE
                                                          -----------    --------    ----------
Options granted at fair value for the periods from
  inception (October 29, 1997) through December 31,
  1997..................................................    446,250       $ 4.10       $ 4.10
Options granted at fair value for the six months ended
  June 30, 1998.........................................    185,750       $ 9.56       $ 9.56
Options granted below fair value for the six months
  ended June 30, 1998...................................     90,000       $ 8.11       $11.47
                                                            -------
Options outstanding at June 30, 1998....................    722,000       $ 6.00       $ 6.42
Options granted at fair value for the three months ended
  September 30, 1998 (unaudited)........................     45,750       $15.01       $15.01
Options granted below fair value for the three months
  ended September 30, 1998 (unaudited)..................    108,000       $ 4.00       $14.07
Options cancelled for the three months ended September
  30, 1998 (unaudited)..................................     (9,750)      $ 4.00       $ 4.00
                                                            -------
Options outstanding at September 30, 1998 (unaudited)...    866,000       $ 6.25       $ 7.86
                                                            =======

     At September 30, 1998, 134,000 options were available for future grant and no options were vested.

                             MARKETWATCH.COM, INC.

     The following table summarizes information about options outstanding at September 30, 1998 (unaudited):

                                                                         WEIGHTED
                                                                          AVERAGE      WEIGHTED
                                                                         REMAINING     AVERAGE
                                                           NUMBER       CONTRACTUAL    EXERCISE
                    EXERCISE PRICE                       OUTSTANDING       LIFE         PRICE
                    --------------                       -----------    -----------    --------
$ 4.00--$ 6.00.........................................    571,500         9.24         $ 4.03
$ 7.50--$11.00.........................................    204,250         9.39         $ 9.24
$11.50--$16.00.........................................     90,250         9.73         $13.58
                                                           -------
                                                           866,000
                                                           =======

FAIR VALUE DISCLOSURES

     The Company applies APB No. 25 and related Interpretations in accounting for its stock option plan. Had the Company's stock based compensation cost been determined based on the minimum value at the grant date for awards under the method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                             INCEPTION
                                         (OCTOBER 29, 1997)      SIX MONTHS         NINE MONTHS
                                              THROUGH            ENDED JUNE       ENDED SEPTEMBER
                                            DECEMBER 31,            30,                 30,
                                                1997                1998               1998
                                         ------------------    --------------   -------------------
                                                                                    (UNAUDITED)
Net loss:
  As reported..........................      $ (81,000)         $(4,578,000)        $(8,169,000)
                                             =========          ===========         ===========
  Pro forma............................      $(118,000)         $(4,746,000)        $(8,429,000)
                                             =========          ===========         ===========
Net loss per share:
  As reported..........................      $   (0.01)         $     (0.51)        $     (0.91)
                                             =========          ===========         ===========
  Pro forma............................      $   (0.01)         $     (0.53)        $     (0.94)
                                             =========          ===========         ===========

     The Company calculated the value of each option grant using the minimum value method with the following assumptions: no dividend yield, weighted average expected option term of 5 years: risk free interest rates of 5.5% to 5.7%, 5.8% to 6.4% and 5.5% to 6.4% for the period from inception (October 29, 1997) through December 31, 1997, for the six months ended June 30, 1998 and for the nine months ended September 30, 1998 (unaudited), respectively.

     Because the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results may not be representative of future periods.

NOTE 5 -- INCOME TAXES:

     No benefit for federal and state income taxes is reported in the financial statements as the Company has elected to be taxed as a partnership prior to the reorganization of the limited liability company into a Corporation, which will take effect immediately prior to the closing of the IPO (Note 8). Therefore, the federal and state tax effects of the Company's results of operations are recorded by the Members in their respective income tax returns.

     Subsequently, the Company will account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Had the Company applied the provision of SFAS No. 109 for the period from inception (October 1997)

                             MARKETWATCH.COM, INC.

through June 30, 1998, the Company would have recorded a deferred tax asset, primarily from net operating loss carryforwards, and a full valuation allowance. Net operating loss carryforwards generated during the period would have been approximately $1,100,000.

NOTE 6 -- COMMITMENTS:

     Beginning in April 1998, the Company subleases office space for its corporate headquarters in San Francisco, California from CBS. Rent expense under the sublease was $19,000 for the six months ended June 30, 1998 and $58,000 for the nine months ended September 30, 1998 (unaudited). Future annual minimum lease payments under the leases were as follows:

            YEAR ENDING DECEMBER 31,
            ------------------------
1998............................................  $   79,000
1999............................................     322,000
2000............................................     335,000
2001............................................     348,000
2002............................................     362,000
Thereafter......................................      90,000
                                                  ----------
                                                  $1,536,000
                                                  ==========

     The Company has entered into employment agreements with two of its officers which expire in June 2001. Such agreements provide for minimum annual salary levels ranging from $200,000 to $240,000, as well as annual bonuses of up to 50% of the base salary.

     The Company maintains agreements with independent content providers for certain news, stock quotes and other information. The terms of these agreements are generally one year, with optional extension periods ranging from one to three years. Minimum payments under these agreements for the year ending December 31, 1998 are $60,000.

NOTE 7 -- RELATED PARTY TRANSACTIONS:

     Under the LLC Agreement, DBC will advance the Company up to an aggregate of $5,000,000 through October 29, 2000. Borrowings bear interest at a variable rate per annum equal to The Chase Manhattan Bank's prime rate plus 2% (10.5% as of June 30, 1998 and 10.25% at September 30, 1998) and are repayable at such time as the Company has sufficient cash, as determined by the Members. Prior to the formation of the Company and contribution of the intellectual property (See Note
1), the Online/News business owed DBC $2.7 million. The amounts due under this intercompany obligation were not assumed by the Company.

                             MARKETWATCH.COM, INC.

     An analysis of the advances from DBC to the Company are as follows:

                                             INCEPTION
                                         (OCTOBER 29, 1997)     SIX MONTHS         NINE MONTHS
                                              THROUGH              ENDED              ENDED
                                         DECEMBER 31, 1997     JUNE 30, 1998    SEPTEMBER 30, 1998
                                         ------------------    -------------    ------------------
                                                                                   (UNAUDITED)
Balance as of the beginning of the
  period...............................      $       --         $        --         $       --
Expenses paid by DBC on behalf of the
  Company..............................         538,000           3,062,000          6,168,000
Expenses allocated by DBC to the
  Company..............................          70,000             340,000            517,000
Royalty fees to DBC....................          16,000              77,000            117,000
News revenue from DBC..................        (210,000)           (627,000)          (949,000)
Web advertising revenue from DBC.......              --                  --           (108,000)
Receivables collected by DBC on behalf
  of the Company.......................        (196,000)           (860,000)          (988,000)
Interest payable on advances from
  DBC..................................              --              21,000             75,000
Cash advances (payments)
  from DBC, net........................              --             308,000         (1,022,000)
Cash contributions.....................        (218,000)           (782,000)          (782,000)
                                             ----------         -----------         ----------
Balance as of the end of the period....      $       --         $ 1,539,000         $3,028,000
                                             ==========         ===========         ==========

     The majority of expenditures and liabilities of the Company were incurred by DBC and directly charged to the Company. These direct charges totaled $538,000 for the period from inception (October 29, 1997) through December 31, 1997, $3,062,000 for the six months ended June 30, 1998 and $6,168,000 for the nine months ended September 30, 1998 (unaudited). Direct charges primarily consist of payroll and related costs, consulting, commissions and access fees for information from various exchange markets. Additionally, under the terms of a Services Agreement dated October 29, 1997, DBC will provide the Company with certain general services which include cash management, accounting, network operations and hosting of the Company's Web pages and data feeds. Charges for these services and equipment usage are allocated based upon DBC management's estimate of costs attributable to the operations of MarketWatch.com. Such fees totaled $70,000 for the period from inception (October 29, 1997) through December 31, 1997, $340,000 for the six months ended June 30, 1998 and $517,000 for the nine months ended September 30, 1998 (unaudited).

     The Company is required by the Services Agreement to share net revenue from its current subscription services with DBC. The Services Agreement requires DBC to pay the Company 25% and 75% of the Net Revenues of MarketWatch RT and MarketWatch Live, respectively. The Services Agreement defines "Net Revenues" as gross subscription fees collected, less various direct costs. These direct charges included in cost of revenue and totaled $16,000 for the period from inception (October 29, 1997) through December 31, 1997, $77,000 for the six months ended June 30, 1998 and $117,000 for the nine months ended September 30, 1998 (unaudited).

     The Services Agreement also provides for the Company to sell its proprietary news and commentary to DBC in exchange for a fee based on the number of DBC subscribers. These fees amounted to $210,000 for the period from inception (October 29, 1997) through December 31, 1997, $627,000 for the six months ended June 30, 1998, and $949,000 for the nine months ended September 30, 1998 (unaudited). For the five years ending October 29, 2002, these fees are subject to a monthly minimum of $100,000.

                             MARKETWATCH.COM, INC.

     DBC provided office space at various facilities to the Company through June 30, 1998. The Company has recorded rent expense of $15,000 for the period from inception (October 29, 1997) through December 31, 1997 and $50,000 for the six months ended June 30, 1998 related to the rent provided by DBC based upon an allocation methodology using its occupancy percentage and the rental amount paid by DBC. Management believes the allocation methodology to be reasonable. Such amounts have been recorded as capital contributions.

     Under the License Agreement, the Company is required to pay to CBS 30% on certain net advertising revenues, as defined, in excess of the first $1,000,000 as compensation for licensing CBS' news content and trademarks. No amounts have been accrued under the agreement for the period from inception (October 29, 1997) through December 31, 1997 and for the six months ended June 30, 1998. $148,000 has been accrued at September 30, 1998 under the License Agreement (unaudited).


     Under the terms of the Contribution Agreement, CBS will provide advertising and promotions over a five year period. The Company will record an expense at the time the advertising and promotion is provided based on the rate card value. The Company has recorded advertising expense of $3,423,000 at rate card value for the six months ended June 30, 1998 and $5,000,000 at rate card value for the nine months ended September 30, 1998 (unaudited) related to advertising and promotion provided by CBS. As of September 30, 1998, CBS is committed to provide $25,000,000 rate card amount of advertising and promotions, assuming execution of the Stockholders' Agreement prior to closing the IPO (See Note 8).


     An executive of the Company is also a member of the Board of Directors of a customer. For the period from inception (October 29, 1997) through December 31, 1997 $40,000 of advertising revenues were attributable to this customer. For the six months ended June 30, 1998 and nine months ended September 30, 1998 no revenue was attributable to this customer.

     CBS provides office space at its facility in New York and association with the CBS name to the Company in exchange for access to certain news content and news personnel. The Company has not recorded any revenue or expense for this barter transaction for the periods presented because such amounts are insignificant.

     Under the terms of an insertion order, DBC has committed to purchase approximately $225,000 of advertising from the Company in 1998 and approximately $500,000 of advertising from the Company in each of 1999 and 2000. At September 30, 1998, DBC had purchased $108,000 of advertising under the insertion order. This commitment may be terminated by DBC on 30 days' notice.

NOTE 8 -- SUBSEQUENT EVENTS:

Content and Distribution Agreements

     During August 1998, the Company entered into a license agreement with Yahoo! Inc. whereby the Company is required to provide news headlines, make payments for advertising and slotting of $870,000 through 1999 and remit referral fees monthly based on the number of click-throughs to the Company's web-site. Payments under the agreement for advertising are expensed in the period in which the advertising is provided. Payments for slotting fees are recognized ratably over the term of the agreement. Payments for referral fees are expensed in the month incurred. Upon completion of the Company's IPO, the minimum commitment will increase from $870,000 over a twelve month period to $1.6 million over a twelve month period beginning on the first day of the month following the closing of the IPO.

                             MARKETWATCH.COM, INC.

     In September 1998, the Company amended its Web Site Linking and Data Services Agreement with News Alert, Inc. Under the amended agreement, beginning in September 1998, the Company is required to pay a minimum of $20,000 per month over a twelve month period to News Alert, Inc. for co-branding and hosting charges.

Corporate Reorganization

     In September 1998, the Company's Board of Directors authorized the reorganization of the limited liability company into a corporation effective immediately prior to the IPO. Upon the consummation of the reorganization, the corporation will be authorized to issue 30,000,000 shares of $.01 par value Common Stock of which 9,000,000 shares will be issued to the founding Members. The Company will also be authorized to issue 5,000,000 shares of $.01 par value Preferred Stock. All share and per share data have been retroactively adjusted to reflect the reorganization.

Stockholders' Agreement

     Immediately prior to the closing of the IPO, DBC, CBS and the Company will enter into a Stockholders' Agreement ("Stockholders' Agreement"). Under the terms of the Stockholders' Agreement, CBS will reduce the advertising commitment from the Contribution Agreement to an aggregate rate card amount $30 million in return for a change in the percentage royalty under the License Agreement, extension of the License Agreement to 2005 and modification to certain non competition provisions. Additionally, both CBS and DBC will have a right of first refusal in the event either party desires to sell any securities of the Company to a third party or if the Company issues new securities.

CBS License Agreement Amendment

     Immediately prior to the closing of the IPO, the Company and CBS will enter into an Amended and Restated License Agreement (the "Amended and Restated License") which will supersede and replace the License Agreement. The Amended and Restated License will become effective immediately prior to the IPO and will not be retroactively applied. Under the Amended and Restated License, in return for the right to use the CBS name and logo as well as the CBS Television Network news content, the Company will be obligated to pay a royalty to CBS of: (i) during 1998, (A) 8% of Gross Revenues in excess of $1.0 million and up to and including $51.0 million and (B) 6% of Gross Revenues in excess of $51.0 million,
(ii) during 1999, (A) 8% of Gross Revenues in excess of $500,000 and up to and including $50.5 million and (B) 6% of Gross Revenues in excess of $50.5 million, and (iii) in subsequent years through the termination of the License Agreement on October 29, 2005, (A) 8% of Gross Revenues up to and including $50.0 million and (B) 6% of Gross Revenues in excess of $50.0 million. CBS will have the right to terminate the agreement in certain circumstances, including breach of a material term or condition of the agreement, insolvency, bankruptcy or other similar proceeding, discontinuance of use of the MarketWatch logo without providing an acceptable substitute, or acquisition or issuance of certain percentages of the Company's Common Stock or voting power by or to a CBS competitor. In addition, CBS will retain significant editorial control over the use and presentation of the CBS news content and the CBS logo and has the ability to prevent the Company from displaying certain types of content which are unacceptable to CBS. The Amended and Restated License will expire on October 29, 2005.

     The terms of the Amended and Restated License will not prohibit CBS from licensing its name and logo to certain other Web sites or Internet services. CBS is also not prohibited from licensing its news content to, or investing in, another Web site or Internet service.

                             MARKETWATCH.COM, INC.

DBC Services Agreement Amendment

     Immediately prior to the closing of the Company's IPO, the Company and DBC will enter into an Amended and Restated Services Agreement (the "Amended Services Agreement) which will supersede and replace the Services Agreement. Under the Amended Services Agreement, DBC will provide the Company with hosting services, software programming assistance, data feeds, communications lines, office space and related facilities, network operations and Web site management services as well as certain administrative and engineering services if requested by the Company. The Amended Services Agreement will also provide for DBC to grant the Company certain nonexclusive licenses to its data and information feeds and provide for certain network Website hosting performance standards. DBC will also pay the Company a monthly per subscriber fee ranging from $2.50 to $5.00, subject to a monthly minimum of $100,000 through October 2002, for delivery of the Company's news to all DBC subscribers, as defined. The term of the Amended Services Agreement will expire on October 29, 2005.

Revolving Credit Agreement

     Immediately prior to the closing of the Company's IPO, the Company and DBC will enter into a Revolving Credit Agreement (the "Credit Agreement") whereby DBC will be obligated to loan the Company up to $5.0 million through October 2000. Borrowings under the Credit Agreement will be unsecured and bear interest at a variable rate per annum equal to The Chase Manhattan Bank's prime rate plus 2%. All previous advances under the LLC Agreement from DBC, will be included against the borrowings under the Credit Agreement. This Credit Agreement will supercede DBC's loan obligation under the LLC Agreement described in Note 7.

Registration Rights Agreement

     Immediately prior to the closing of the Company's IPO, the Company, CBS and DBC will enter into a Registration Rights Agreement ("Registration Agreement"). CBS and DBC, and their affiliates and permitted transferees will have certain registration rights for the securities of the Company held by them under the Registration Agreement.

1998 Equity Incentive and Directors' Stock Option Plan

     In September 1998, the Board of Directors adopted, subject to stockholder approval, the 1998 Equity Incentive Plan (the "1998 Plan") and the 1998 Directors' Stock Option Plan (the "1998 Directors' Plan"). The 1998 Plan and 1998 Directors' Plan will become effective upon the completion of the Company's IPO. An aggregate of 634,000 shares have been reserved for issuance under both plans.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
  of Data Broadcasting Corporation

     In our opinion, the accompanying balance sheet and the related statements of operations and changes in owner's net deficit and of cash flows present fairly, in all material respects, the financial position of the DBC Online/News Business, a division of Data Broadcasting Corporation, at December 31, 1996 and October 28, 1997, and the results of its operations and its cash flows for the period from inception (October 1, 1995) through December 31, 1995, the year ended December 31, 1996 and for the period from January 1, 1997 through October 28, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Business' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
June 15, 1998

                            DBC ONLINE/NEWS BUSINESS

                             (PREDECESSOR BUSINESS)

                                 BALANCE SHEET

                                     ASSETS

                                                              DECEMBER 31,    OCTOBER 28,
                                                                  1996           1997
                                                              ------------    -----------
Current:
  Cash......................................................  $        --     $        --
  Accounts receivable, net of allowances of $4,000 and
     $15,000, respectively..................................      178,000         174,000
  Prepaid expenses and other current assets.................       16,000          80,000
  Deferred income taxes.....................................       33,000         106,000
                                                              -----------     -----------
          Total current assets..............................      227,000         360,000
Equipment, net..............................................      182,000         186,000
                                                              -----------     -----------
                                                              $   409,000     $   546,000
                                                              ===========     ===========

                           LIABILITIES AND OWNER'S NET DEFICIT
Current:
  Accounts payable..........................................  $    71,000     $    85,000
  Deferred revenue..........................................       14,000          16,000
  Advances from DBC.........................................    1,644,000       2,708,000
                                                              -----------     -----------
          Total liabilities.................................    1,729,000       2,809,000
Owner's net deficit.........................................   (1,320,000)     (2,263,000)
                                                              -----------     -----------
                                                              $   409,000     $   546,000
                                                              ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                            DBC ONLINE/NEWS BUSINESS

                             (PREDECESSOR BUSINESS)

           STATEMENT OF OPERATIONS AND CHANGES IN OWNER'S NET DEFICIT

                                         INCEPTION                      JANUARY 1,
                                     (OCTOBER 1, 1995)                     1997        NINE MONTHS
                                          THROUGH         YEAR ENDED      THROUGH         ENDED
                                       DECEMBER 31,      DECEMBER 31,   OCTOBER 28,   SEPTEMBER 30,
                                           1995              1996          1997           1997
                                     -----------------   ------------   -----------   -------------
                                                                                       (UNAUDITED)
Net revenues:
  Advertising......................      $      --       $   303,000    $   690,000    $   578,000
  Subscription.....................             --           304,000        482,000        458,000
                                         ---------       -----------    -----------    -----------
          Total net revenues.......             --           607,000      1,172,000      1,036,000
Cost of revenues:
  Advertising......................             --           280,000        391,000        335,000
  Subscription.....................             --           171,000        269,000        257,000
                                         ---------       -----------    -----------    -----------
          Total cost of revenues...             --           451,000        660,000        592,000
                                         ---------       -----------    -----------    -----------
          Gross profit.............             --           156,000        512,000        444,000
                                         ---------       -----------    -----------    -----------
Operating expenses:
  Product development..............        210,000         1,159,000        885,000        772,000
  General and administrative.......         26,000           732,000        943,000        857,000
  Sales and marketing..............             --           132,000         67,000         64,000
                                         ---------       -----------    -----------    -----------
          Total operating
            expenses...............        236,000         2,023,000      1,895,000      1,693,000
                                         ---------       -----------    -----------    -----------
Operating loss.....................       (236,000)       (1,867,000)    (1,383,000)    (1,249,000)
Interest expense...................         (9,000)          (90,000)      (181,000)      (160,000)
                                         ---------       -----------    -----------    -----------
Loss before income tax benefit.....       (245,000)       (1,957,000)    (1,564,000)    (1,409,000)
Income tax benefit.................         98,000           785,000        621,000        466,000
                                         ---------       -----------    -----------    -----------
Net loss...........................       (147,000)       (1,172,000)      (943,000)      (943,000)
Owner's net deficit, beginning of
  period...........................             --          (147,000)    (1,319,000)    (1,319,000)
                                         ---------       -----------    -----------    -----------
Owner's net deficit, end of
  period...........................      $(147,000)      $(1,319,000)   $(2,262,000)   $(2,262,000)
                                         =========       ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                            DBC ONLINE/NEWS BUSINESS

                             (PREDECESSOR BUSINESS)

                            STATEMENT OF CASH FLOWS

                                           INCEPTION                      JANUARY 1,
                                       (OCTOBER 1, 1995)                     1997        NINE MONTHS
                                            THROUGH         YEAR ENDED      THROUGH         ENDED
                                         DECEMBER 31,      DECEMBER 31,   OCTOBER 28,   SEPTEMBER 30,
                                             1995              1996          1997           1997
                                       -----------------   ------------   -----------   -------------
                                                                                         (UNAUDITED)
Cash flows used in operating
  activities:
  Net loss...........................      $(147,000)      $(1,172,000)    $(943,000)     $(943,000)
  Adjustments to reconcile net loss
     to net cash used in operating
     activities:
       Depreciation..................             --            63,000        86,000         80,000
       Deferred income taxes.........         (4,000)          (29,000)      (73,000)       (47,000)
       Changes in operating assets
          and liabilities:
          Accounts receivable........             --          (178,000)        4,000         90,000
          Prepaid expenses and other
            current assets...........             --           (16,000)      (64,000)        16,000
          Accounts payable...........         68,000             3,000        14,000        (21,000)
          Deferred revenue...........             --            14,000         2,000          2,000
                                           ---------       -----------     ---------      ---------
          Net cash used in operating
            activities...............        (83,000)       (1,315,000)     (974,000)      (823,000)
                                           ---------       -----------     ---------      ---------
Cash used in investing activities:
  Purchase of equipment..............        (88,000)         (158,000)      (90,000)       (80,000)
                                           ---------       -----------     ---------      ---------
Cash provided by financing
  activities:
  Advances from DBC..................        171,000         1,473,000     1,064,000        903,000
                                           ---------       -----------     ---------      ---------
Change in cash.......................             --                --            --             --
Cash at beginning of period..........             --                --            --
                                           ---------       -----------     ---------      ---------
Cash at end of period................      $      --       $        --     $      --      $      --
                                           =========       ===========     =========      =========

   The accompanying notes are an integral part of these financial statements.

                            DBC ONLINE/NEWS BUSINESS

                             (PREDECESSOR BUSINESS)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS:

     The accompanying financial statements and related notes reflect the carve-out historical results of operations and financial position of the online and news business ("DBC Online/News" or "Business") of Data Broadcasting Corporation ("DBC"). The Statement of Operations includes all revenues and costs directly attributable to DBC Online/News, including costs for facilities, functions and services used by the Business at shared sites and allocations of costs for certain administrative functions and services performed by centralized departments within DBC. Cost have been allocated to the Business based on DBC management's estimate of costs attributable to the operation of the online and new business. Such costs are not necessarily indicative of the costs that would have been incurred if DBC Online/News had been a separate entity.

     On October 29, 1997, DBC and CBS Broadcasting Inc. ("CBS") agreed to form a limited liability company, Marketwatch.Com, LLC ("MarketWatch") for the purpose of providing business information over the Internet. In connection with the formation of MarketWatch, DBC and CBS entered into several agreements, including a Limited Liability Company Agreement (the "LLC Agreement") and a Contribution Agreement (the "Contribution Agreement"). Under the terms of the Contribution Agreement, DBC has contributed the rights to certain assets associated with the Business, and $2 million in cash in exchange for a 50% ownership interest. CBS will provide, subject to termination on the occurrence of certain events, over a period of five years, promotion and advertising time in exchange for a 50% ownership interest. In addition, CBS has granted to the Company, subject to certain licensing fees, the non-exclusive right and license to certain CBS news contents and registered trademarks including the CBS "Eye" design, for five years. These financial statements are not necessarily indicative of results that would have occurred if DBC Online/News had been a separate stand-alone entity during the periods presented or of the future results of MarketWatch.

     DBC Online/News provided a Web site (MarketWatch.com) that delivers a broad range of financial news and information, including delayed market prices of stocks, bonds, options and mutual funds and original news and commentary from financial and market analysts, economists and reporters. DBC Online/News also provided certain proprietary information and real-time market prices available only through subscriptions to its MarketWatch RT online service.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REVENUE RECOGNITION

     DBC Online/News generates its revenues from two sources: the sale of advertising on the Business' Web site and subscriptions to premium services available through the Web site.

     Advertising revenue, which is derived from the sale of advertising on the DBC Online/News Web site, is recognized in the period the advertising is displayed, provided that no significant DBC Online/News obligations remain and collection of the resulting receivable is probable. DBC Online/News obligations typically include guarantees of a minimum number of "impressions", or times that an advertisement is viewed by users of the Web site. As of December 31, 1996 and October 28, 1997, DBC Online/News believes that no reserve is necessary for such obligations.

     Subscription revenue relates to customer subscriptions to the Business' premium online service, MarketWatch RT. MarketWatch RT provides subscribers access to real time exchange data and premium analytical products through the Business' Web site. Subscriptions are charged to customers' credit cards and are billed in advance on a monthly basis. Revenue from subscriptions is

                            DBC ONLINE/NEWS BUSINESS

                             (PREDECESSOR BUSINESS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

recognized ratably over the subscription period. Deferred revenues relate to subscription fees collected but for which revenue has not been recognized.

EQUIPMENT

     Equipment, which consists primarily of personal computers and general business software for use by employees, is recorded at cost and depreciated using the straight-line method over its estimated useful life, ranging from three to five years. Accumulated depreciation was $63,000 and $149,000 at December 31, 1996 and October 28, 1997, respectively.

PRODUCT DEVELOPMENT COSTS

     DBC Online/News develops software which enables users to access information on its Web site and subscription service. Development costs incurred prior to technological feasibility are expensed as incurred. DBC Online/News defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of market availability of products are capitalized. Costs eligible for capitalization have been immaterial for all periods presented.

ADVERTISING

     Advertising costs are expensed as incurred. Total advertising expenses were $0, $74,000 and $9,000 for the period from inception (October 1, 1995) through December 31, 1995, the year ended December 31, 1996 and the period ended from January 1, 1997 through October 28, 1997, respectively.

INCOME TAXES

     The taxable loss of DBC Online/News for the period from inception (October 1, 1995) through December 31, 1995, the year ended December 31, 1996 and period ended from January 1, 1997 through October 28, 1997 was included in the DBC consolidated tax returns. Separate income tax returns were not prepared or filed for DBC Online/News. For all periods presented, deferred income taxes and related tax expenses have been recorded by applying the asset and liability approach to each component of DBC Online/New as if it were a separate taxpayer. Under this approach, deferred tax assets and liabilities represent the expected future tax consequences of carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     The current tax benefit has been determined as if DBC Online/News was a separate taxpayer and is deemed to be receivable from DBC in the period it arose.

INTERIM FINANCIAL DATA

     The accompanying statement operations and changes in owner's net deficit for the nine months ended September 30, 1997 are unaudited. In the opinion of management, these interim statements have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the four presentation of the interim period.

                            DBC ONLINE/NEWS BUSINESS

                             (PREDECESSOR BUSINESS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject DBC Online/News to a significant concentration of credit risk consist primarily of accounts receivable. Management periodically performs credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. Most of DBC Online/News accounts receivable as of December 31, 1997 are from Internet-related business.

NOTE 3 -- RELATED PARTY:

     The accompanying financial statements include costs for cash management, accounting, legal and network operations, that were provided to the Business by DBC, in addition to allocated costs for facility charges at shares sites, including rent and equipment usage. Costs for cash management accounting, legal and network operations have been allocated to the Business based on DBC management's estimated percentage of the time spent by DBC employees on the Business to total department time. The costs for facility charges are based on the percentage of usage by DBC Online/News to the overall costs. Such allocations are not necessarily indicative of the costs that would have been incurred if DBC Online/News had been a separate entity. However, management believes the differences between the allocated costs and cost to obtain such services from an outside third party would be insignificant.

     Charges allocated to DBC Online/News were $9,000, $295,000 and $306,000 for the period from inception (October 1, 1995) to December 31, 1995, the year ended December 31, 1996 and for the period from January 1, 1997 through October 28, 1997, respectively. Of the total charges for the period from inception (October 1, 1995) through December 31, 1995, $9,000 were included in general and administrative expenses. For the year ended December 31, 1996, allocated charges of $160,000 and $135,000 were included in cost of revenues and general and administrative expenses, respectively. For the period January 1, 1997 through October 28, 1997, allocated charges of $191,000 and $115,000 were included in cost of revenues and general and administrative expenses, respectively.

     Other expenses charged by DBC included in the Statement of Operations represent actual costs incurred by DBC which were directly attributable to the Business primarily include payroll and related costs, consulting, commissions, depreciation and access fees for information from various exchange markets.

                            DBC ONLINE/NEWS BUSINESS

                             (PREDECESSOR BUSINESS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     DBC funds the working capital requirements of the Business based upon a centralized cash management system. Interest on amounts due to DBC is charged at prime plus 2% (10.5% at October 28, 1997). An analysis of amounts due to DBC is as follows:

                                              INCEPTION
                                          (OCTOBER 1, 1995)                  JANUARY 1, 1997
                                               THROUGH         YEAR ENDED        THROUGH
                                            DECEMBER 31,      DECEMBER 31,     OCTOBER 28,
                                                1995              1996            1997
                                          -----------------   ------------   ---------------
Balance as of the beginning of the
  period................................     $       --        $  152,000      $ 1,644,000
Assets and expenses paid on behalf of
  the Business by DBC...................        236,000         2,294,000        2,293,000
Expenses allocated to the Business by
  DBC...................................          9,000           295,000          306,000
Interest payable on amounts owed to
  DBC...................................          9,000            90,000          181,000
Cash received on behalf of the Business
  by DBC................................             --          (439,000)      (1,168,000)
Income tax benefit (Note 4).............       (102,000)         (748,000)        (548,000)
                                             ----------        ----------      -----------
Balance as of the end of the period.....     $  152,000        $1,644,000      $ 2,708,000
                                             ==========        ==========      ===========

     Amounts due under the obligation to DBC were not assumed by MarketWatch (See Note 1) upon formation. Subsequent to October 28, 1997, the amounts due to DBC would be reduced by cash collected by DBC on existing accounts receivable. Any remaining obligation has remained outstanding.

NOTE 4 -- INCOME TAXES:

     The operating results of DBC Online/News were included in the consolidated tax returns of DBC. The methodology for allocating tax expense to DBC Online/News is set forth in Note 2. For all periods presented, tax losses generated by DBC Online/News were used to reduce DBC's taxable income, and therefore, have been reflected as a current tax benefit.

     The benefit for income taxes consists of the following:

                                      INCEPTION                        PERIOD FROM
                                  (OCTOBER 1, 1995)                  JANUARY 1, 1997
                                       THROUGH         YEAR ENDED        THROUGH
                                    DECEMBER 31,      DECEMBER 31,     OCTOBER 28,
                                        1995              1996            1997
                                  -----------------   ------------   ---------------
Current benefit:
  Federal.......................      $ 89,000          $564,000        $426,000
  State.........................        13,000           184,000         122,000
                                      --------          --------        --------
                                       102,000           748,000         548,000
Deferred benefit:
  Federal.......................        (3,000)           28,000          57,000
  State.........................        (1,000)            9,000          16,000
                                      --------          --------        --------
                                        (4,000)           37,000          73,000
                                      --------          --------        --------
                                      $ 98,000          $785,000        $621,000
                                      ========          ========        ========

                            DBC ONLINE/NEWS BUSINESS

                             (PREDECESSOR BUSINESS)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     The income tax rate varies from amounts computed by applying the U.S. statutory rate to the loss before income tax benefit. The tax rates are as follows:

                                      INCEPTION                        PERIOD FROM
                                  (OCTOBER 1, 1995)                  JANUARY 1, 1997
                                       THROUGH         YEAR ENDED        THROUGH
                                    DECEMBER 31,      DECEMBER 31,     OCTOBER 28,
                                        1995              1996            1997
                                  -----------------   ------------   ---------------
Statutory U.S. tax rate.........          34.0%           34.0%           34.0%
State taxes, net of federal tax
  benefit.......................           6.0%            6.1%            5.8%
Other...........................            --            -0.1%           -0.1%
                                      --------            ----            ----
                                          40.0%           40.0%           39.7%
                                      ========            ====            ====

     The net deferred tax asset is comprised of the following:

                                                   DECEMBER 31,    OCTOBER 28,
                                                       1996           1997
                                                   ------------    -----------
Interest on amounts due to DBC...................    $ 40,000       $112,000
Other............................................       7,000         12,000
                                                     --------       --------
Deferred tax asset...............................      47,000        124,000
Depreciation.....................................     (14,000)       (18,000)
                                                     --------       --------
Net deferred tax assets..........................    $ 33,000       $106,000
                                                     ========       ========

                             DESCRIPTION OF ARTWORK

OUTSIDE PORTION OF GATEFOLD

I. Screenprint - Snapshot of the CBS.MarketWatch.com Web site Front Page - main headline is "Dow back to 9000" (left-hand side of page)

II. Screenprint - Snapshot of the CBS.MarketWatch.com Web site Front Page - main headline is "Exxon to buy Mobil" (overlayed by I above) (left-hand side of page)

III. Screenprint - Snapshot of the CBS.MarktetWatch.com Web site Market Data feature (upper right-hand quadrant of page)

IV. Screenprint - Snapshot of the CBS.MarketWatch.com Web site "Investor's Primer" feature (overlayed by III above) (upper right-hand quadrant of page)

V. Screenprint - Snapshot of the CBS.MarketWatch.com Web site "Portfolio" feature (overlayed by III and IV above) (upper right-hand quadrant of page)

VI. Captioned text regarding MarketWatch.com reading: "MarketWatch.com - a leading Web-based provider of comprehensive, real-time business news, financial programming, and analytic tools." (center of right-hand side of page)

VII. Screenprint - MarketWatch.com promotional material entitled "Your financial future is starting to click" (lower right-hand quadrant of page)

GATEFOLD FOLD-OUT

Title text reading "CBS.MARKETWATCH.COM" (centered at top of page)

LEFT-HAND PAGE OF GATEFOLD

I. Screenprint - Snapshot of the CBS.MarketWatch.com Web site "StockWatch" feature written by Thom Calandra (left-hand side of page)

II. Screenprint - Snapshot of the CBS.MarketWatch.com Web site "Getting Personal" feature (upper right-hand quadrant of page)

III. Screenprint - Snapshot of the CBS.MarketWatch.com Web site "IPO Daily Report" feature written by Darren Chervitz (overlayed by II above) (upper right-hand quadrant of page)

IV. Screenprint - Snapshot of the CBS.MarketWatch.com Web site "Internet Daily" feature written by Frank Barnako (overlayed by II above) (upper right-hand quadrant of page)

V. Captioned text regarding MarketWatch.com reading: "From the volatile world of technology stocks to bonds, MarketWatch.com is the one-stop shop for financial news, analysis and data." (center of right-hand side of page)

VI. Screenprint - Snapshot of the CBS.MarketWatch.com Web site "Media Report" feature written Steve Gelsi (lower right-hand quadrant of page)

VII. Screenprint - Snapshot of the CBS.MarketWatch.com Web site "London Calling" feature written by Suzanne Miller (overlayed by VI above) (lower right-hand quadrant of page)

VIII. Screenprint - Snapshot of the CBS.MarketWatch.com Web site "Report" feature written by Rex Nutting (overlayed by VI above) (lower right-hand quadrant of page)

IX. Captioned text regarding MarketWatch.com reading: "Innovative advertising programs provide advertisers with choices such as animated headers, sponsorships and content side-bars." (bottom of lower right-hand quadrant of page)

RIGHT-HAND PAGE OF GATEFOLD

I. Screenprint - Snapshot of CBS.MarketWatch.com Web site of "CBS Video Now" feature (upper left-hand quadrant of page)

II. Screenprint - Snapshot of CBS.MarketWatch.com Web site "Coming on CBS" feature written by Thom Calandra (overlayed by I above) (upper left-hand quadrant of page)

III. Screenprint - Snapshot of CBS.MarketWatch.com Web site "News Index" feature (lower left-hand quadrant of page)

IV. Screenprint - Snapshot of video clip of MarketWatch.com journalist Emily Church's report available by clicking on link on III above (lower left-hand quadrant of page)

V. Screenshots of MarketWatch.com journalists Stacey Tisdale, Thom Calandra, Betsy Karetnick, Darren Chevitz, Emily Church, and Frank Barnako appearing on television broadcasts (right-hand side of page)

VI. Captioned text regarding MarketWatch.com entitled "Web/Broadcast Convergence..." and reading: "MarketWatch.com uses several media channels to distribute its up-to-the-minute reports. Editor-in-Chief Thom Calandra and broadcast correspondents Betsy Karetnick, Stacey Tisdale and Frank Barnako are seen and heard over CBS Television and Radio channels throughout the day, reporting on breaking financial stories which are tracked in-depth on the Web site." (lower right-hand quadrant of page)

BACK COVER

I.     MarketWatch.com logo

------------------------------------------------------
------------------------------------------------------

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    6
Use of Proceeds..........................   14
Dividend Policy..........................   14
Capitalization...........................   15
Dilution.................................   16
Selected Financial Data..................   17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   18
Business.................................   30
Management...............................   46
Certain Transactions.....................   55
Principal Stockholders...................   62
Description of Capital Stock.............   63
Shares Eligible for Future Sale..........   67
Underwriting.............................   69
Legal Matters............................   70
Experts..................................   70
Additional Information...................   71
Index to Consolidated Financial
  Statements.............................  F-1

                               ------------------

DEALER PROSPECTUS DELIVERY OBLIGATION:

UNTIL            , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                2,750,000 SHARES

                                      LOGO

                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                                 BT ALEX. BROWN
                          DONALDSON, LUFKIN & JENRETTE
                              SALOMON SMITH BARNEY
                                  FAC/EQUITIES
                             ----------------------

                            WIT CAPITAL CORPORATION

                                 DLJDIRECT INC.
                                               , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses to be paid by the Registrant in connection with this offering are as follows. All amounts other than the SEC registration fee, NASD filing fee and Nasdaq National Market application fee are estimates.

Securities and Exchange Commission registration fee.........  $10,177.50
NASD filing fee.............................................       3,950
Nasdaq National Market listing fee..........................      81,625
Printing....................................................     300,000
Legal fees and expenses.....................................     450,000
Accounting fees and expenses................................     450,000
Blue Sky fees and expenses..................................      10,000
Transfer agent and registrar fees...........................      10,000
Miscellaneous...............................................   84,247.50
                                                              ----------
          Total.............................................  $1,400,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive.

     The Registrant intends to enter into Indemnification Agreements with each of its directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Amended and Restated Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

     Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant's Certificate of Incorporation, Bylaws and the Indemnification Agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act.

     The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                          DOCUMENT                            EXHIBIT NUMBER
                          --------                            --------------
Underwriting Agreement (draft dated November 20, 1998)......       1.01
Form of Amended and Restated Certificate of Incorporation of
  Registrant................................................       3.02
Bylaws of Registrant........................................       3.03
Form of Indemnity Agreement.................................      10.01

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The following table sets forth information regarding all securities sold by the Registrant and its predecessor, Marketwatch.Com, LLC since October 29, 1997, the date of the Company's inception.

                                                                     AGGREGATE
                         DATE          TITLE OF           NUMBER     PURCHASE            FORM OF
 CLASS OF PURCHASER    OF SALE        SECURITIES       OF SHARES(1)    PRICE          CONSIDERATION
 ------------------    --------  --------------------  ------------  ---------   -----------------------
CBS Inc..............  10/29/97  Membership Interests           50%   (2)        Advertising Commitments
Data Broadcasting
  Corporation........  10/29/97  Membership Interests           50%   (3)        Cash and Assigned
                                                                                 Assets

(1) Represents percentage interests in Marketwatch.Com, LLC.

(2) In connection with the formation of Marketwatch.Com, LLC, CBS agreed to contribute promotion and advertising with an aggregate rate card amount of $50.0 million over a period of five years, which could not be objectively valued as of the date of contribution. This aggregate rate card amount will be reduced to $30.0 million upon the execution of the Amended and Restated License Agreement.

(3) DBC contributed $1.0 million in cash and certain assets relating to its existing "Online/News" business and contributed $1.0 million in cash on October 29, 1998, in exchange for its membership interests.

     Upon the closing of this offering, Marketwatch.Com, LLC will be converted into a corporation and all membership interests will be converted into Common Stock of the Registrant. The share numbers in this table give effect to the conversion of Marketwatch.Com, LLC into a corporation immediately prior to the closing of this offering.

     All sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was an "accredited investor" or a sophisticated investor with access to all relevant information necessary to evaluate the investment who represented to the Registrant that the shares were being acquired for investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith:


        EXHIBIT
        NUMBER                           EXHIBIT TITLE
        -------                          -------------
         1.01     Underwriting Agreement (draft dated November 20, 1998).+
         2.01     Form of Merger Agreement to be entered into by
                  Marketwatch.Com, LLC (the "LLC") and the Registrant.+
         3.01     Registrant's Certificate of Incorporation.+
         3.02     Form of Registrant's Amended and Restated Certificate of
                  Incorporation to be effective upon the completion of this
                  offering.+
         3.03     Registrant's Bylaws.+
         4.01     Form of Specimen Stock Certificate for the Registrant's
                  Common Stock.+
         4.02     Form of Registration Rights Agreement to be entered into
                  among the Registrant, CBS Broadcasting Inc. (formerly known as CBS Inc.) ("CBS") and Data Broadcasting Corporation
                  ("DBC").+
         4.03     Form of Stockholders' Agreement to be entered into among the
                  Registrant, Marketwatch.Com, LLC, CBS and DBC.+
         5.01     Opinion of Fenwick & West LLP regarding legality of the
                  securities being registered.+
        10.01     Form of Indemnity Agreement to be entered into between the
                  Registrant with each of its directors and executive
                  officers.+
        10.02     Limited Liability Company Agreement of Marketwatch.Com, LLC,
                  dated October 29, 1997, between CBS and DBC.+
        10.03     Contribution Agreement dated October 29, 1997 among the LLC,
                  CBS, and DBC.+
        10.04     License Agreement dated October 29, 1997 between the LLC and
                  CBS.+
        10.05     Services Agreement dated October 29, 1997 between the LLC
                  and DBC.+
        10.06     Lease dated as of August 27, 1998 between the Registrant and
                  CBS Corporation.+
        10.07     Form of Amended and Restated License Agreement to be entered into between the Registrant and CBS.+
        10.08     Form of Amended and Restated Services Agreement to be
                  entered into between the Registrant and DBC.
        10.09     Form of Revolving Credit Agreement to be entered into
                  between the Registrant and DBC, together with Form of
                  Revolving Promissory Note.+
        10.10     Form of Non-Plan LLC Option.+
        10.11     Registrant's 1998 Directors Stock Option Plan.+
        10.12     Registrant's 1998 Equity Incentive Plan.+
        10.13     Employment Agreement dated as of July 1, 1998 between the
                  Registrant and Lawrence Kramer.+
        10.14     Employment Agreement dated as of July 1, 1998 between the
                  Registrant and J. Peter Bardwick.+
        10.15     Insertion Order dated as of August 25, 1998 between DBC and
                  Marketwatch.Com, LLC.+
        23.01     Consent of Fenwick & West LLP (included in Exhibit 5.01).+

        EXHIBIT
        NUMBER                           EXHIBIT TITLE
        -------                          -------------
        23.02     Consent of PricewaterhouseCoopers LLP.
        23.03     Consent of PricewaterhouseCoopers LLP.
        24.01     Power of Attorney (see Page II-5 of the Registration
                  Statement).+
        27.01     Financial Data Schedule (EDGAR Version Only).+
        99.01     Description of Web Site.


---------------
+ Previously filed.

     (b) Financial Statement Schedule

        Schedule II -- Valuation and Qualifying Accounts

     No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 31st day of December, 1998.


                                          MARKETWATCH.COM, INC.

                                          By:      /s/ LAWRENCE KRAMER

                                            ------------------------------------
                                            Lawrence Kramer
                                            President and Chief Executive
                                              Officer

     In accordance with the requirements of the Securities Act, this Amendment was signed by the following persons in the capacities and on the dates indicated.


                      NAME                                     TITLE                     DATE
                      ----                                     -----                     ----
PRINCIPAL EXECUTIVE OFFICER:

/s/ LAWRENCE KRAMER                               President, Chief Executive       December 31, 1998
------------------------------------------------  Officer and Director
Lawrence Kramer

PRINCIPAL FINANCIAL AND
PRINCIPAL ACCOUNTING OFFICER:

/s/ J. PETER BARDWICK                             Chief Financial Officer          December 31, 1998
------------------------------------------------
J. Peter Bardwick

DIRECTORS:

*                                                 Director                         December 31, 1998
------------------------------------------------
Michael Jordan

*                                                 Director                         December 31, 1998
------------------------------------------------
James A. DePalma

*                                                 Director                         December 31, 1998
------------------------------------------------
Andrew Heyward

*                                                 Director                         December 31, 1998
------------------------------------------------
Mark Imperiale

*                                                 Director                         December 31, 1998
------------------------------------------------
Alan Hirschfield

*                                                 Director                         December 31, 1998
------------------------------------------------
Allan R. Tessler

*By: /s/ J. PETER BARDWICK                        Attorney-in-fact                 December 31, 1998
------------------------------------------------
         J. Peter Bardwick

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                   MARKETWATCH.COM

                                              INCEPTION
                                          (OCTOBER 29, 1997)     SIX MONTHS         NINE MONTHS
                                               THROUGH              ENDED              ENDED
                                          DECEMBER 31, 1997     JUNE 30, 1998    SEPTEMBER 30, 1998
                                          ------------------    -------------    ------------------
Balance as of the beginning of the
  period................................       $    --            $ 10,000            $ 10,000
Additions charged to statement of
  operations............................        15,000             110,000             139,000
Deductions from reserves................         5,000                  --                  --
Balance at end of period................       $10,000            $120,000            $149,000

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                DCB ONLINE/NEWS

                                                               INCEPTION
                                                           (OCTOBER 1, 1995)    JANUARY 1, 1997
                                                                THROUGH             THROUGH
                                                           DECEMBER 31, 1996    OCTOBER 29, 1997
                                                           -----------------    ----------------
Balance as of the beginning of the period................       $   --              $ 4,000
Additions charged to statement of operations.............        4,000               11,000
Deductions from reserves.................................           --                   --
Balance at end of period.................................       $4,000              $15,000

                                 EXHIBIT INDEX


        EXHIBIT
        NUMBER                           EXHIBIT TITLE
        -------                          -------------
        10.08     Form of Amended and Restated Services Agreement to be
                  entered into between the Registrant and DBC.
        23.02     Consent of PricewaterhouseCoopers LLP.
        23.03     Consent of PricewaterhouseCoopers LLP.
        99.01     Description of Web Site.